05009332

June 21, 2005

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Filing Desk

SUPPL

Sumitomo Mitsui Financial Group, Inc. ("SMFG")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

SEC MAIL PROCESSING
RECEIVED
JUN 27 2005
WASH, D.C. 183 SECTION

File No. 82-4395

Dear Sir/Madam:

The following information is being furnished to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") and consists of information that SMFG (i) has been required to make public pursuant to the laws of Japan, (ii) has filed with the exchanges on which its common stock is listed and which has been made public by such exchanges, or (iii) has distributed to its security holders, during the period from April 1 2005 to May 31 2005.

SMFG hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5) the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that SMFG is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact me.

PROCESSED
JUN 30 2005
THOMSON
FINANCIAL

dlw 6/29

Yours faithfully,

By: ______________________

Takahiro Yazawa
General Manager
Investor Relations Department
Sumitomo Mitsui Financial Group, Inc.
1-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan
Tel:+81 3 5512 4461, Fax:+81 3 5512 4429.

Enclosures

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED
FROM APRIL 1, 2005 TO MAY 31, 2005

A. JAPANESE LANGUAGE DOCUMENTS

1. Brief Statement of Annual Financial Results and Forecast dated May 24, 2005 (English translation attached) (Exhibit A1(a), A1(b))

2. Public Announcements (summary English translations attached):

(a) "Revision of Earnings Forecasts of a Consolidated Subsidiary (SAKURA KCS Corporation)" dated April 15, 2005 (Exhibit A2(a)).
(b) "Notice regarding Change of Representative Directors" dated April 19, 2005 (Exhibit A2(b)).
(c) "Statement on Media Reports" dated April 20, 2005 (Exhibit A2(c)).
(d) "Revision of Earnings Forecasts of a Consolidated Subsidiary (The Minato Bank, Limited)" dated April 25, 2005 (Exhibit A2(d)).
(e) "Joint Promotion of New Credit-Payment Service using Mobile-Wallet Handsets —NTT DoCoMo and Sumitomo Mitsui Financial Group to Form Strategic Business and Capital Alliance—" dated April 27, 2005 (Exhibit A2(e)).
(f) "Dissolution of SMBC Mortgage Co., Limited" dated April 28, 2005 (Exhibit A2(f)).
(g) "Notice regarding Establishment of Limit for Repurchasing Capital Stock" dated May 24, 2005 (Exhibit A2(g)).
(h) "Notice regarding Change of Representative Directors" dated May 24, 2005 (Exhibit A2(h)).

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平成17年 3月期　決算短信(連結)

平成17年 5月24日

上場会社名	株式会社 三井住友フィナンシャルグループ	上場取引所	東証・大証・名証
コード番号	8316	本社所在都道府県	東京都
(URL http://www.smfg.co.jp)			
代表者	取締役社長 西川 善文		
問合せ先責任者	財務部副部長 正脇 久昌		
決算取締役会開催日	平成17年5月24日	TEL	(03)5512-3411
米国会計基準採用の有無	無	特定取引勘定設置の有無	有

1. 平成17年3月期の連結業績 (平成16年4月1日～平成17年3月31日)

(1) 連結経営成績

(注) 記載金額は百万円未満を切り捨てて表示しております。

	経常収益	経常利益	当期純利益
	百万円 %	百万円 %	百万円 %
平成17年3月期	3,580,796 (0.8)	△ 30,293 (—)	△ 234,201 (—)
平成16年3月期	3,552,510 (1.3)	342,844 (—)	330,414 (—)

	1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	株主資本当期純利益率	総資本経常利益率	経常収益経常利益率
	円 銭	円 銭	%	%	%
平成17年3月期	△ 44,388 07	—	△ 23.0	△ 0.0	△ 0.8
平成16年3月期	52,314 76	35,865 20	31.7	0.3	9.7

(注) ① 持分法投資損益　平成17年3月期　27,142 百万円
　　　　　　　　　　　平成16年3月期　15,700 百万円
② 期中平均株式数(連結)　平成17年3月期　5,879,572 株
　　　　　　　　　　　平成16年3月期　5,760,808 株
③ 会計処理の方法の変更　無
④ 経常収益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2) 連結財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本	連結自己資本比率(第一基準)
	百万円	百万円	%	円 銭	%
平成17年3月期	99,731,858	2,775,728	2.8	164,821 09	[速報値] 9.94
平成16年3月期	102,215,172	3,070,942	3.0	215,454 84	11.37

(注) 期末発行済株式数(連結)　平成17年3月期　5,869,288 株
　　　　　　　　　　　　　平成16年3月期　5,781,284 株

(3) 連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
平成17年3月期	△ 3,280,122	2,623,525	54,199	2,930,645
平成16年3月期	3,522,118	△ 3,028,346	137,134	3,529,479

(4) 連結範囲及び持分法の適用に関する事項

連結子会社数　167 社　　持分法適用の非連結子会社数　4 社　　持分法適用の関連会社数　49 社

(5) 連結範囲及び持分法の適用の異動状況 (平成16年3月期末対比)

連結　(新規)　21 社　　(除外)　19 社　　持分法　(新規)　8 社　　(除外)　3 社

2. 平成18年3月期の連結業績予想(平成17年4月1日～平成18年3月31日)

	経常収益	経常利益	当期純利益
	百万円	百万円	百万円
中間期	1,600,000	320,000	210,000
通期	3,300,000	780,000	460,000

(参考) 1株当たり予想当期純利益(通期)　65,391 円 73 銭

本資料には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化し得ることにご留意ください。

○期中平均株式数（連結）

	平成17年3月期	平成16年3月期
普通株式	5,879,572株	5,760,808株
第一種優先株式	48,333株	67,000株
第二種優先株式	100,000株	100,000株
第三種優先株式	738,750株	800,000株
第1-12回第四種優先株式	50,100株	50,100株
第13回第四種優先株式	112,352株	114,999株
第1回第六種優先株式	575株	ー株

○期末発行済株式数（連結）

	平成17年3月期	平成16年3月期
普通株式	5,869,288株	5,781,284株
第一種優先株式	35,000株	67,000株
第二種優先株式	100,000株	100,000株
第三種優先株式	695,000株	800,000株
第1-12回第四種優先株式	50,100株	50,100株
第13回第四種優先株式	107,087株	114,999株
第1回第六種優先株式	70,001株	ー株

【参考】

○株主資本当期純利益率

$$\frac{\text{当期純利益}-\text{優先株式配当金総額}}{\{(\text{期首株主資本}-\text{期首発行済優先株式数}\times\text{発行価額})+(\text{期末株主資本}-\text{期末発行済優先株式数}\times\text{発行価額})\}\div 2}\times 100$$

○1株当たり予想当期純利益

$$\frac{\text{予想当期純利益}-\text{予想優先株式配当金総額}}{\text{予想期中平均普通株式数（除く自己株式）（注）}}$$

（注）第13回第四種優先株式が平成17年7月に一斉転換日を迎えることを勘案し、
予想期中平均普通株式数を 6,641,550 株として算出しております。

Ⅰ．企業集団の状況

当社グループ（当社および当社の関係会社）は、銀行業務を中心に、リース業務、証券業務、クレジットカード業務、投融資業務、融資業務、ベンチャーキャピタル業務などの金融サービスに係る事業を行っております。

グループ会社のうち連結子会社は１６７社、持分法適用会社は５３社であります。

（□は連結子会社、○は持分法適用会社。）

株式会社三井住友フィナンシャルグループ

銀行業

主な関係会社

＜国内＞

- □株式会社三井住友銀行
- □株式会社みなと銀行(東京・大阪各証券取引所市場第一部上場)
- □株式会社関西アーバン銀行(大阪証券取引所市場第一部上場)　(注)
- □株式会社ジャパンネット銀行（インターネット専業銀行）
- □ＳＭＢＣ信用保証株式会社（信用保証業務）

＜海外＞

- □Sumitomo Mitsui Banking Corporation Europe Limited
- □Manufacturers Bank
- □Sumitomo Mitsui Banking Corporation of Canada
- □Banco Sumitomo Mitsui Brasileiro S.A.
- □PT Bank Sumitomo Mitsui Indonesia

リース業

主な関係会社

＜国内＞

- □三井住友銀リース株式会社
- □三井住友銀オートリース株式会社

＜海外＞

- □SMBC Leasing and Finance, Inc.

その他事業

主な関係会社

＜国内＞

- □三井住友カード株式会社（クレジットカード業務）
- □さくらカード株式会社（クレジットカード業務）
- □ＳＭＢＣキャピタル株式会社（ベンチャーキャピタル業務）
- □ＳＭＢＣコンサルティング株式会社（情報提供サービス業務）
- □ＳＭＢＣファイナンスサービス株式会社（融資業務、ファクタリング業務、集金代行業務）
- □フィナンシャル・リンク株式会社（情報処理サービス業務、コンサルティング業務）
- □ＳＭＢＣフレンド証券株式会社(東京・大阪・名古屋各証券取引所市場第一部上場)（証券業務）
- □株式会社日本総合研究所（システム開発・情報処理業務、コンサルティング業務、シンクタンク業務）
- □株式会社さくらケーシーエス(大阪証券取引所市場第二部上場)（システム開発・情報処理業務）
- □さくら情報システム株式会社（システム開発・情報処理業務）
- □ＳＭＦＧ企業再生債権回収株式会社（企業再生コンサルティング業務、債権管理回収業務）
- ○プロミス株式会社(東京証券取引所市場第一部上場)（消費者金融業務）
- ○アットローン株式会社（個人向けローン業務）
- ○株式会社クオーク（個品割賦あっせん・総合割賦あっせん業務）
- ○大和証券エスエムビーシー株式会社（証券業務、金融派生商品業務）
- ○大和住銀投信投資顧問株式会社（投資顧問業務、投資信託委託業務）
- ○三井住友アセットマネジメント株式会社（投資顧問業務、投資信託委託業務）
- ○ジャパン・ペンション・ナビゲーター株式会社（確定拠出年金の運営管理業務）

＜海外＞

- □SMBC Capital Markets, Inc.（スワップ関連業務、投融資業務）
- □SMBC Capital Markets Limited（スワップ関連業務）
- □SMBC Securities, Inc.（証券業務）
- □Sumitomo Mitsui Finance Australia Limited（投融資業務）

(注)株式会社関西アーバン銀行は平成17年4月7日東京証券取引所市場第一部に上場いたしました。

Ⅱ．経営方針

1．経営の基本方針

当社は、経営理念として以下を定めております。

○ お客様に、より一層価値あるサービスを提供し、お客様と共に発展する。
○ 事業の発展を通じて、株主価値の永続的な増大を図る。
○ 勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

当社は、こうした経営理念の下、企業価値向上を実現してまいります。

2．利益配分に関する基本方針

当社は、銀行持株会社としての公共性に鑑み、健全経営確保の観点から、当社グループ全体の内部留保の充実に留意しつつ、グローバルスタンダードに基づく株主重視の考え方に則った利益配分を行う方針であります。

3．投資単位引下げに関する考え方

投資単位の引下げにつきましては、株価水準、株主数、株式の流動性及び費用対効果等を考慮し、現時点では実施する状況にはないと考えております。

4．目標とする経営指標

当社は、以下四点の経営指標を平成21年3月期における目標として掲げております。

○ 連結ROE	15%以上
○ 連結当期純利益	6,500億円以上
○ 連結BIS自己資本比率	11%程度
○ 連結TierI比率	7%程度

当社は、これらの経営目標を達成し、市場からの評価を高めることで、10兆円以上の時価総額を実現してまいりたいと考えております。

5．中長期的な経営戦略

当社は、平成16年度を「バランスシートのクリーンアップ」の総仕上げの年と位置付け、平成17年度以降の業績回復を確実なものとすべく、不良債権及び有価証券に係る財務上の一段の処理を実施し、将来的なリスク要因を大幅に削減いたしました。今後、高い水準の収益性及び成長性を実現し、企業価値を持続的に向上させるためには、「お客様」・「市場」・「社会」から最高の信頼を得ること、すなわち、

① 常に変化するお客様のニーズに的確に対応し、優れた商品・サービスを提供すること、
② 高いビジネスマインドを持って着実に収益の拡大を図り、磐石の財務体質を構築すること、
③ 業務を通じて、広く我が国経済社会に貢献することにより社会的責任を果たすこと、

が重要であると考えます。

このような認識に基づき、当社は、次の五点を経営戦略の柱に据え、経営目標の達成に向けた諸施策を展開してまいります。

第一に、新たなリスク、新たな地域、新たな事業領域への挑戦によって粗利益を拡大し、十分な成長を実現してまいります。

第二に、戦略分野強化に向けて経営資源を積極的に投入してまいります。一方、既存業務の効率化も引き続き実行してまいります。

第三に、各ビジネスにおけるリスク／リターンの適正化と、リスク資本・リスクアセットの再配置によって資本効率の向上を図り、収益性、成長性を極大化してまいります。なお、残る1兆1,000億円の公的資金につきましては、引き続き早期返済を目指してまいります。

第四に、企業価値向上に繋がるアライアンスについては、積極的に取り組んでまいります。

第五に、企業価値の向上、企業の社会的責任の遂行等のため、コーポレート・ガバナンスの高度化を進めてまいります。

6．対処すべき課題

当社は、平成17年度を「確固たる収益水準の確保」に向けた重要な年と位置付けております。この課題の実現に向けて、経営戦略に則り、以下の業務分野を重点戦略分野としてグループ全体で取り組んでまいります。

まず、コンシューマー・ファイナンスについては、本年4月より、戦略的提携先であるプロミスとの提携スキームによる3種類のコンシューマーローンを、三井住友銀行の営業拠点に設置した427台の新型自動契約機や、電話・インターネット等のチャネルを活用して提供しております。これに加えて、三井住友カード、クオーク等のグループ各社の事業基盤を活かし、コンシューマー・ファイナンス事業の収益基盤の確立に取り組んでまいります。

三井住友カードを軸に展開しておりますクレジットカードビジネスについては、当社グループは、本年4月、株式会社エヌ・ティ・ティ・ドコモとの間で、携帯電話を活用した「おサイフケータイ」による新クレジット決済サービス事業の共同推進を中心とした業務・資本提携について合意しております。両グループのノウハウ、ブランド、顧客基盤を融合した新たなサービスの提供を通じて、携帯電話を活用した新たなクレジットカード市場の創出とデファクトスタンダードの確立を目指してまいります。

投資信託、個人年金保険の販売や住宅ローンの取組等の個人向けコンサルティングについては、平日夜間や休日にも営業を行うSMBCコンサルティングプラザのさらなる増設や、それぞれ昨年12月、本年2月に開始した証券仲介業務、遺言信託業務による商品ラインアップの拡充等を通じてさらに強化してまいります。また、東京メトロ駅構内へのATM設置等、お客様の利便性向上に向けた取組みも引き続き進めてまいります。

法人向けコンサルティングにおいては、シンジケーション、ストラクチャード・ファイナンス、ノンリコースローン等、お客様の多様なニーズに合致したソリューション提供力の一段の強化、ビジネスセレクトローン等の中堅・中小企業向けリスクテイク貸出の増強に加えて、事業再編ニーズ等への対応強化、大和証券エスエムビーシーとの連携を通じた投資銀行業務・資産運用業務の推進等により、収益規模の一層の拡大に取り組んでまいります。

海外ビジネスについては、中国を中心としたアジア・ビジネスを、大和証券エスエムビーシーとの連携等による投資銀行業務の拡大等も含め、一層強化してまいります。また、欧米マーケットにおいては、資本効率の向上に向けて、PFI、プロジェクトファイナンス等の競争力を持つ分野をさらに強化するとともに、リスクテイク能力を高度化することで、拡大EU、中南米等の成長市場への取組みを展開してまいります。

最後に、市場性取引ビジネスにおいては、インターネットディーリングシステム「i-Deal」を中核としたITビジネスモデルを高度化することにより、外国為替予約等の市場性取引におけるお客様の利便性を向上し、取引量の増大を図ります。また、ALM体制を強化し、運用資産・運用手法を多様化することによって、市場性ポートフォリオの収益力とリスク対応力を強化いたします。

このような事業展開を支えるために、当社では、業務の多様化に対応した人材マネジメント及びコンプライアンスの高度化を行ってまいります。また、与信ポートフォリオの劣化防止に引き続き取り組み、資本効率の向上を図ってまいります。

当社は、平成17年度、これらの取組みにおいて着実な成果をお示しすることにより、当社に対する「お客様」・「市場」・「社会」からの総合的評価を高めてまいります。

7．コーポレート・ガバナンスに関する基本的な考え方及びその施策の実施状況

(1) コーポレート・ガバナンスに関する基本的な考え方

当社及びグループ各社では、コーポレート・ガバナンスの強化・充実を経営上の最優先課題のひとつと位置付けており、以下の「経営理念」及び「ビジネス・エシックス(企業倫理)」の遵守を通じて、健全経営の堅持、株主価値の永続的な向上、社会の健全な発展への貢献等の実現に努めております。

＜経営理念＞
○お客様に、より一層価値あるサービスを提供し、お客様と共に発展する。
○事業の発展を通じて、株主価値の永続的な増大を図る。
○勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

＜ビジネス・エシックス（企業倫理）＞
○お客様本位の徹底
私たちは、お客様に支持される企業集団を目指します。
そのために、常にお客様のニーズに合致するサービスが何かを考え、最良のサービスを提供することにより、お客様の満足と信頼を獲得します。
○健全経営の堅持
私たちは、自己責任原則に基づき、公正、透明かつ健全な経営を堅持する企業集団を目指します。
そのために、株主、お客様、社会等のステークホルダーとの健全な関係を維持しつつ、効率性と長期的視点に立った業務運営、適時かつ正確な情報開示を通じ、持続的な成長と健全な財務体質を堅持します。
○社会発展への貢献
私たちは、社会の健全な発展に貢献する企業集団を目指します。
そのために、企業の公共的使命と社会的責任を自覚し、広く内外経済・産業の安定的な発展に貢献する業務運営に努めると共に、「良き企業市民」として社会貢献に努めます。
○自由闊達な企業風土
私たちは、役職員が誇りを持ちいきいきと働ける企業集団を目指します。
そのために、人間性を尊重すると共に、高い専門性を持つ人材を育成し、もって、自由闊達な企業風土を醸成します。
○コンプライアンス
私たちは、常にコンプライアンスを意識する企業集団を目指します。
そのために、私たちは、業務の遂行において常に、私たちのビジネス・エシックスを意識すると共に、監査や検査の指摘に対する速やかな行動を確保し、もって、法令諸規則や社会の良識に則した企業集団を確立します。

(2) 会社の機関・内部統制システム

（役員の状況）
当社では監査役制度を採用しております。
役員は取締役８名、監査役５名の体制となっておりますが、このうち取締役２名、監査役３名は社外からの選任であります（※）。
社外取締役には、当社の業務執行の適法性確保の観点から、専門家（公認会計士・弁護士）を選任しております。

(※) 平成17年３月末現在。なお、社外監査役の伊藤助成氏は平成17年４月21日に逝去されましたので、現在の監査役は４名であり、うち社外監査役は２名です。

(取締役会の運営)

取締役会は原則として月１回開催されていますが、取締役会の議長には取締役会長が就任、業務全般を統括する取締役社長と分担を図っております。

また、取締役会の機能を補完するため、取締役会の内部には「リスク管理委員会」、「報酬委員会」及び「人事委員会」という３つの委員会を設けておりますが、社外取締役はすべての内部委員会の委員（報酬委員会は社外取締役が委員長）に就任しており、業務執行から離れた客観的な審議が行われる体制を構築しております。

○リスク管理委員会(半期に１回(必要に応じて随時)開催)

グループ全体のリスク管理及びコンプライアンスに関する次の事項等を審議します。

・リスク管理の方針及び体制に関する事項
・その他経営に重大な影響を与えうる異例な事項

○報酬委員会(必要に応じて随時開催)

当社及び株式会社三井住友銀行の取締役及び執行役員に関する次の事項等を審議します。

・報酬及び賞与に関する事項
・その他報酬に関する重要事項

○人事委員会(必要に応じて随時開催)

当社及び株式会社三井住友銀行の取締役に関する次の事項等を審議します。

・取締役候補者の選定に関する事項
・役付取締役の選任及び代表取締役の選任に関する事項
・その他取締役の人事に関する重要事項

(業務執行)

取締役会の下に、グループ全体の業務執行及び経営管理に関する最高意思決定機関として「グループ経営会議」を設置し、取締役会で決定した基本方針に基づき、業務執行上の重要事項等について、グループ経営会議を構成する役員間での協議を行ったうえで取締役社長がその採否を決定しています。また、グループ各社の業務計画に関する事項については、「グループ戦略会議」を設け、当社及びグループ各社の経営レベルで意見交換・協議・報告を行っております。さらに、三井住友カード株式会社、三井住友銀リース株式会社及び株式会社日本総合研究所の３社については、当社の担当役員がグループ各社の非常勤取締役に就任、社外取締役として業務執行状況の監督を行っております。

(経営監視の仕組)

監査役は、取締役会をはじめとした当社の重要な会議に出席し、取締役等から営業の報告を聞くとともに、重要な決裁書類等の閲覧、内部監査部署や子会社、会計監査人からの報告聴取等を通じて、当社及び子会社の業務執行状況の監査を実施しております。

当社では、取締役会が株主利益の観点から業務執行の監督を行うのとは別に、業務執行において自ら客観的な内部監査を実施すべく、業務ラインから独立した監査部を設置しています。平成17年３月末現在の監査部の人員は21名(株式会社三井住友銀行との兼務者７名及び株式会社日本総合研究所との兼務者１名を含む）となっています。

監査部は、グループの最適経営に資するため、グループの業務運営の適切性や資産の健全性の確保を目的に、当社各部に対する内部監査を実施し、コンプライアンス体制やリスク管理を含む内部管理態勢の適切性・有効性を検証しております。また、グループ各社の内部監査機能を統括し、グループ各社の内部監査実施状況のモニタリングを通じ、各社の内部管理態勢の検証を行うとともに、必要に応じてグループ各社に対する監査を実施しております。これらの結果については、グループ経営会議及び取締役会に対して定例的に報告を行っております。

監査部では、内部監査に関する国際的な団体である内部監査人協会(※)の基準に則った監査手法を導入し、リスクベース監査を行うとともに、これをグループ各社にも展開しています。また、監査部、監査役及び会計監査人は、必要に応じて情報交換を行うことにより、適切な監査を行うための連携強化に努めております。

※ 内部監査人協会 (The Institute of Internal Auditors, Inc.(IIA))
内部監査人協会とは、内部監査人の専門性向上と職業的地位確立を目指し、1941年に米国で設立された団体です。内部監査に関する理論・実務の研究を行っている他、内部監査の国際的資格である「公認内部監査人 (CIA) 」の試験開催及び認定を行っています。

(会計監査の状況)

当社はあずさ監査法人との間で監査契約を締結し、会計監査を受けております。当期において業務を執行した公認会計士の氏名及び会計監査業務に係る補助者の構成は以下のとおりであります。なお、継続監査年数については7年以内であるため、記載を省略しております。

業務を執行した公認会計士の氏名
指定社員　業務執行社員　佐藤正典、沼野廣志、髙波博之

会計監査業務に係る補助者の構成
公認会計士 10名、会計士補 11名、その他 1名

(コンプライアンス)

当社では、コンプライアンスの確保を当社グループの重要経営課題と位置づけ、グループ全体の健全かつ適切な業務運営を確保する観点から、次のようなコンプライアンス体制を整備、その充実を図っております。

○取締役会・グループ経営会議
取締役会・グループ経営会議では、コンプライアンスに関する重要な事項の決定を行うとともに、関連施策の進捗を把握し、必要に応じて、適宜指示を行っています。

○コンプライアンス委員会
コンプライアンス担当役員、関連部長のほか、諮問委員として外部有識者が参加する「コンプライアンス委員会」を設置し、グループ全体のコンプライアンス強化等に関する事項を審議しております。

(ＣＳＲへの取組み)

当社は、ＣＳＲへの取組みを強化するため、平成17年４月１日付で「グループＣＳＲ委員会」を設置しました。グループＣＳＲ委員会では、企画部担当役員を委員長として、社会貢献、環境活動を含む、グループ全体のＣＳＲ活動に関する事項を協議してまいります。

（情報開示）

当社は、適時適切な情報開示を実施するため、平成17年５月２日付で「情報開示委員会」を設置しました。情報開示委員会では、財務部担当役員を委員長として、情報開示に係る内容の適正性及び内部統制の有効性・改善策に関する事項を協議してまいります。

(3) 会社と会社の社外取締役及び社外監査役の人的関係、資本的関係又は取引関係その他の利害関係の概要

社外取締役である山内悦嗣氏は公認会計士であり、また同じく社外取締役である山川洋一郎氏は弁護士であり、ともに当社との間に特別な利害関係はございません。

社外監査役である大西勝也氏は弁護士であり、当社との間に特別な利害関係はございません。

社外監査役である伊藤助成氏は日本生命保険相互会社の取締役会長であり、また社外監査役である荒木浩氏は東京電力株式会社の顧問でありますが、いずれも当社との間に特別な利害関係はございません。

なお、当社及び当社グループ会社は、日本生命保険相互会社及び東京電力株式会社と通常の営業取引がございます。



株主総会
会計監査人
外部有識者
SMFG
経営・監督
取締役会（８名）
リスク管理委員会
人事委員会
報酬委員会
（委員長：社外取締役）
社外取締役（２名）
監査役・監査役会(注)
（５名）
社外監査役（３名）
監査役室
業務執行
グループ経営会議
グループ戦略会議
コンプライアンス委員会
参加
グループＣＳＲ委員会(17.4.1～)
情報開示委員会(17.5.2～)
広報部
企画部
ＩＲ室
財務部
グループ事業部
コンシューマービジネス統括部
ＩＴ企画部
人事部
総務部
リスク統括部
監査部
監視/内部統制

(注) 人数は平成17年3月末現在。社外監査役である伊藤助成氏は平成17年4月21日に逝去されており、現在の監査役の人数は4名(うち社外監査役は2名)であります。

８．親会社等に関する事項

該当事項はありません。

Ⅲ．経営成績及び財政状態

１．当連結会計年度の概況

（１）損益

当連結会計年度は、「収益力の強化」と「バランスシートのクリーンアップの総仕上げ」の２点を最重要の経営課題として取り組んでまいりました。

経常収益は、貸出金利息等の資金運用収益及び特定取引収益が減少する一方、役務取引等収益及びその他業務収益が増加したこと等を要因に、前連結会計年度対比０．８％増の３兆５，８０７億円となりました。経常費用は、預金利息等の資金調達費用が増加したこと、また、翌年度以降の業績回復を確実なものとすべく、不良債権及び有価証券に係る財務上の一段の処理を実施したことに伴い、その他経常費用が増加したことを主因に、前連結会計年度対比１２．５％増の３兆６，１１０億円となりました。

その結果、経常損失は３０２億円、特別損益等を勘案した当期純損失は２，３４２億円となりました。

（２）業容

預金は、前連結会計年度末対比３兆１，４１４億円増加して６８兆４，７４８億円となり、譲渡性預金は、同８，０６１億円減少して２兆７，１３２億円となりました。

一方、貸出金は、同５，８２９億円減少し、５４兆７，９９８億円となりました。

総資産は、同２兆４，８３３億円減少し、９９兆７，３１８億円となりました。

（３）純資産

純資産額は、第三者割当増資による資本の強化も行いましたが、当期純損失の計上及び公的資金返済に伴う自己株式の取得等により、前連結会計年度末対比２，９５２億円減少して２兆７，７５７億円となりました。

（４）キャッシュ・フロー

当連結会計年度のキャッシュ・フローは、資金の運用・調達や貸出金・預金の増減等の「営業活動によるキャッシュ・フロー」が△３兆２，８０１億円、有価証券の取得・売却や動産不動産及びリース資産の取得・売却等の「投資活動によるキャッシュ・フロー」が２兆６，２３５億円、劣後調達等の「財務活動によるキャッシュ・フロー」が５４１億円となりました。

その結果、当連結会計年度末の現金及び現金同等物の残高は２兆９，３０６億円となりました。

（５）セグメント

事業の種類別では、銀行業、リース業、その他事業の内部取引消去前の総資産シェアは、銀行業が９３（前連結会計年度対比△０）％、リース業が２（同＋０）％、その他事業が５（同△０）％、同経常収益シェアが、銀行業が６５（前連結会計年度対比△２）％、リース業が１９（同＋１）％、その他事業が１６（同＋１）％となりました。また、所在地別の内部取引消去前の総資産シェアは、日本が９０（前連結会計年度対比△１）％、米州が５（同＋０）％、欧州、アジア・オセアニアは、各々２（同＋０）％、３（同＋１）％、同経常収益シェアは、日本が９１（前連結会計年度対比＋１）％、米州が４（同△１）％、欧州、アジア・オセアニアは、各々２（同△０）％、３（同△０）％となりました。

（6）自己資本比率（第一基準）（速報値）

連結自己資本比率は、９．９４％となりました。

２．平成１８年３月期の見通し

（1）業績全般に関する見通し

平成１８年３月期につきましては、「確固たる収益水準の確保」に向け、グループ各社のビジネスの一層の強化や相互の連携を通じ、グループ全体の収益力を強化してまいります。

業績の見通しは、連結経常収益３兆３，０００億円、連結経常利益７，８００億円、連結当期純利益４，６００億円を予想しております。

また、当社単体の業績の見通しは、営業収益５４０億円、経常利益４８０億円、当期純利益７００億円を予想しております。

（2）利益配分に関する見通し

当社の普通株式、優先株式の期末配当金につきましては、内部留保の水準を勘案し、次のとおりとする予定であります。なお、中間配当は実施致しません。

普通株式	１株当たり	３，０００円
第一種優先株式	１株当たり	１０，５００円
第二種優先株式	１株当たり	２８，５００円
第三種優先株式	１株当たり	１３，７００円
第１回～第12回第四種優先株式	１株当たり	１３５，０００円
第１回第六種優先株式	１株当たり	８８，５００円

３．事業等のリスク

当社及び当社グループの経営成績又は財政状態に影響を及ぼす可能性のある事業その他に関するリスクには、主に次のようなものがあります。当社は、これらリスク発生の可能性を認識したうえで、発生を回避するための施策を講じるとともに、発生した場合には迅速かつ適切な対応に努める所存であります。

・不良債権残高及び与信関係費用が増加するリスク
・保有株式に係るリスク
・トレーディング業務、保有国債等に係るリスク
・為替リスク
・自己資本比率が悪化するリスク
・当社グループに対する外部格付が低下するリスク
・当社グループのビジネス戦略が奏功しないリスク
・合弁事業、提携、買収が奏功しないリスク
・各種の規制及び制度等の変更に伴うリスク

（注）上記の事項は、決算発表日現在において認識しているものであります。

Ⅳ．連結財務諸表等

連結財務諸表作成のための基本となる重要な事項

１．連結の範囲に関する事項

（１）連結子会社　　　　　　　１６７社

主要な会社名
株式会社三井住友銀行
株式会社みなと銀行
株式会社関西アーバン銀行
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
三井住友銀リース株式会社
三井住友カード株式会社
ＳＭＢＣキャピタル株式会社
ＳＭＢＣファイナンスサービス株式会社
ＳＭＢＣフレンド証券株式会社
株式会社日本総合研究所
SMBC Capital Markets, Inc.

なお、ＳＭＢＣファイナンスビジネス・プランニング株式会社他２０社は新規設立等により、当連結会計年度より連結子会社としております。

アットローン株式会社はプロミス株式会社の子会社となったため、当連結会計年度より連結子会社から除外し、持分法適用の関連会社としております。

旧株式会社みなとカード他４社は合併等により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。また、エスエムエルシー・インダス有限会社他１２社は匿名組合方式による賃貸事業を行う営業者となったため、当連結会計年度より連結子会社から除外し、持分法非適用の非連結子会社としております。

（２）非連結子会社

主要な会社名　SBCS Co.,Ltd.

子会社エス・ビー・エル・マーキュリー有限会社他１１６社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第５条第１項ただし書第２号により、連結の範囲から除外しております。

また、その他の非連結子会社の総資産、経常収益、当期純損益(持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

２．持分法の適用に関する事項

（１）持分法適用の非連結子会社　　　４社

主要な会社名　SBCS Co.,Ltd.

（２）持分法適用の関連会社　　　　４９社

主要な会社名
プロミス株式会社
大和証券エスエムビーシー株式会社
大和住銀投信投資顧問株式会社
三井住友アセットマネジメント株式会社
株式会社クオーク

なお、プロミス株式会社他７社は株式取得等により、当連結会計年度より持分法適用の関連会社としております。

また、ソニー銀行株式会社他２社は議決権の所有割合の低下等により、関連会社でなくなったため、当連結会計年度より持分法適用の関連会社から除外しております。

（３）持分法非適用の非連結子会社、関連会社

子会社エス・ビー・エル・マーキュリー有限会社他１１６社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第１０条第１項ただし書第２号により、持分法非適用にしております。

また、その他の持分法非適用の非連結子会社、関連会社の当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

３．連結子会社の決算日等に関する事項

（１） 連結子会社の決算日は次のとおりであります。

９月末日	５社
１０月末日	１社
１２月末日	７０社
１月末日	２社
３月末日	８９社

（２）９月末日を決算日とする連結子会社は、３月末日現在、１０月末日を決算日とする連結子会社については、１月末日現在で実施した仮決算に基づく財務諸表により、またその他の連結子会社については、それぞれの決算日の財務諸表により連結しております。

連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。

４．会計処理基準に関する事項

連結貸借対照表注記、連結損益計算書注記に記載しております。

５．連結子会社の資産及び負債の評価に関する事項

連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。

６．連結調整勘定の償却に関する事項

三井住友カード株式会社及び三井住友銀リース株式会社に係る連結調整勘定は５年間の定額償却、その他の連結調整勘定は発生年度に全額償却しております。

７．利益処分項目等の取扱いに関する事項

連結剰余金計算書は、連結会計年度において確定した利益処分に基づいて作成しております。

８．連結キャッシュ・フロー計算書における資金の範囲

連結キャッシュ・フロー計算書注記に記載しております。

連結貸借対照表

平成17年 3月31日現在

（金額単位　百万円）

科目	金額	科目	金額
（資産の部）		（負債の部）	
現金預け金	4,989,814	預金	68,474,861
コールローン及び買入手形	1,004,512	譲渡性預金	2,713,270
買現先勘定	124,856	コールマネー及び売渡手形	4,971,462
債券貸借取引支払保証金	568,340	売現先勘定	405,671
買入金銭債権	606,032	債券貸借取引受入担保金	3,868,001
特定取引資産	3,769,073	コマーシャル・ペーパー	374,100
金銭の信託	3,832	特定取引負債	2,110,473
有価証券	24,233,701	借用金	2,142,873
貸出金	54,799,805	外国為替	478,482
外国為替	895,586	短期社債	1,000
その他資産	3,110,454	社債	4,339,497
動産不動産	836,053	信託勘定借	50,457
リース資産	1,007,015	その他負債	2,363,786
繰延税金資産	1,598,158	賞与引当金	23,816
連結調整勘定	13,381	退職給付引当金	34,792
支払承諾見返	3,444,799	日本国際博覧会出展引当金	231
貸倒引当金	△ 1,273,560	特別法上の引当金	1,093
		繰延税金負債	45,259
		再評価に係る繰延税金負債	90,994
		支払承諾	3,444,799
		負債の部合計	95,934,927
		（少数株主持分）	
		少数株主持分	1,021,203
		（資本の部）	
		資本金	1,352,651
		資本剰余金	974,346
		利益剰余金	329,963
		土地再評価差額金	57,853
		その他有価証券評価差額金	410,653
		為替換算調整勘定	△ 79,883
		自己株式	△ 269,857
		資本の部合計	2,775,728
資産の部合計	99,731,858	負債、少数株主持分及び資本の部合計	99,731,858

連結貸借対照表注記

注１．記載金額は百万円未満を切り捨てて表示しております。

２．金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。

３．有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前１カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用等により損益に反映させた額を除き、全部資本直入法により処理しております。

４．金銭の信託において信託財産を構成している有価証券の評価は、上記２．及び３．と同じ方法により行っております。

５．デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。

なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。

６．当社及び連結子会社である三井住友銀行の動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用しております。なお、主な耐用年数は次のとおりであります。

建　物　７年～50年

動　産　２年～20年

その他の連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。

７．自社利用のソフトウェアについては、当社及び国内連結子会社における利用可能期間(主として５年)に基づく定額法により償却しております。

８．連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。

また､その他の連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。

９．主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下､「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下､「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下､「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

なお、連結子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が下記21.の３カ月以上延滞債権又は下記22.の貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（ＤＣＦ法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,782,244百万円であります。

10．賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。

11．退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務　　その発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により損益処理
数理計算上の差異　各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

なお、会計基準変更時差異については、主として５年による按分額を費用処理しております。

また、平成17年３月16日付で「退職給付に係る会計基準」（企業会計審議会 平成10年6月16日）の一部が改正され、実際運用収益が期待運用収益を超過したこと等による数理計算上の差異の発生又は給付水準を引き下げたことによる過去勤務債務の発生により年金資産が企業年金制度に係る退職給付債務を超えることとなった場合の当該超過額（以下、「未認識年金資産」という。）を資産及び利益として認識することが認められました。そのため、連結子会社である三井住友銀行及びその他の一部の連結子会社は、当連結会計年度から本改正会計基準を早期適用し、未認識年金資産を数理計算上の差異として処理しております。この早期適用に伴う損益への影響はありません。

12. 当社及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

13. 連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。

小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。

相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。

個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちＡＬＭ目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。

また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当連結会計年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は197,872百万円、繰延ヘッジ利益の総額は167,948百万円であります。

14. 連結子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。

これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。

また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

15. デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。

なお、三井住友銀行以外の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。また、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第19号）に定められた処理を行っています。

16. 当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

17. 「2005年日本国際博覧会」（愛知万博）への出展費用については、日本国際博覧会出展引当金を計上しております。なお、この引当金は商法施行規則第43条に規定する引当金であり、租税特別措置法第57条の２の準備金を含んでおります。

18. 特別法上の引当金は、次のとおり計上しております。
金融先物取引責任準備金　18百万円　金融先物取引法第82条の規定に基づく準備金であります。
証券取引責任準備金　1,075百万円　証券取引法第51条の規定に基づく準備金であります。

19. 動産不動産の減価償却累計額　529,007百万円
リース資産の減価償却累計額　1,556,570百万円

20. 貸出金のうち、破綻先債権額は68,337百万円、延滞債権額は1,398,964百万円であります。
なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。
また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

21. 貸出金のうち、３カ月以上延滞債権額は29,441百万円であります。
なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

22. 貸出金のうち、貸出条件緩和債権額は730,701百万円であります。
なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。

23. 破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は2,227,445百万円であります。但し、左記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、41百万円であります。
なお、20. から23. に掲げた債権額は、貸倒引当金控除前の金額であります。

24. 手形割引は、業種別監査委員会報告第24号に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は966,552百万円であります。

25. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	75,769百万円
特定取引資産	630,553百万円
有価証券	6,492,047百万円
貸出金	1,524,286百万円
その他資産（延払資産等）	1,080百万円
担保資産に対応する債務	
預金	12,745百万円
コールマネー及び売渡手形	3,976,469百万円
売現先勘定	393,895百万円
債券貸借取引受入担保金	3,283,601百万円
特定取引負債	143,819百万円
借用金	7,566百万円
その他負債	14,072百万円
支払承諾	144,023百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金5,613百万円、特定取引資産126,821百万円、有価証券6,659,318百万円及び貸出金27,500百万円を差し入れております。
また、動産不動産のうち保証金権利金は100,014百万円、その他資産のうち先物取引差入証拠金は9,582百万円であります。
なお、手形の再割引は、業種別監査委員会報告第24号に基づき金融取引として処理しておりますが、これにより引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は、11,576百万円であります。

26. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は527,374百万円、繰延ヘッジ利益の総額は429,751百万円であります。

27. 連結子会社である三井住友銀行は、土地の再評価に関する法律（平成10年３月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年３月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。
また、その他の一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

再評価を行った年月日

連結子会社である三井住友銀行	平成10年３月31日及び平成14年３月31日
その他の一部の連結子会社	平成11年３月31日、平成14年３月31日

同法律第３条第３項に定める再評価の方法

連結子会社である三井住友銀行	土地の再評価に関する法律施行令（平成10年３月31日公布政令第119号）第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。

その他の一部の連結子会社　　土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

同法律第10条に定める再評価を行った事業用土地の当連結会計年度末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より21,022百万円下回っております。

28. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金734,097百万円が含まれております。

29. 社債には、劣後特約付社債1,867,981百万円が含まれております。

30. １株当たり純資産額　164,821円09銭

31. 有価証券の時価及び評価差額等に関する事項は次のとおりであります。これらには、「有価証券」のほか、「特定取引資産」中の商品有価証券、コマーシャル・ペーパー及び短期社債、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等が含まれております。以下34. まで同様であります。

売買目的有価証券

連結貸借対照表計上額	1,325,972百万円
当連結会計年度の損益に含まれた評価差額	△3,717

満期保有目的の債券で時価のあるもの

	連結貸借対照表計上額	時価	差額	うち益	うち損
国債	507,342百万円	505,002百万円	△2,339百万円	1,582百万円	3,922百万円
その他	28,859	29,380	520	531	11
合計	536,201	534,382	△1,818	2,114	3,933

その他有価証券で時価のあるもの

	取得原価	連結貸借対照表計上額	評価差額	うち益	うち損
株式	1,992,711百万円	2,697,765百万円	705,053百万円	750,480百万円	45,426百万円
債券	14,734,261	14,749,222	14,961	34,971	20,010
国債	13,116,068	13,129,235	13,167	27,115	13,948
地方債	488,423	486,884	△1,538	2,061	3,600
社債	1,129,770	1,133,102	3,332	5,794	2,462
その他	2,779,971	2,756,295	△23,675	15,903	39,579
合計	19,506,944	20,203,283	696,339	801,356	105,017

なお、上記の評価差額のうち、時価ヘッジの適用により損益に反映させた額は469百万円（収益）、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額が82百万円（収益）ありますので、資本直入処理の対象となる額は695,787百万円であり、同対象額から繰延税金負債282,306百万円を差し引いた額413,480百万円のうち少数株主持分相当額7,982百万円を控除した額に、持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額5,074百万円を加算した額410,572百万円が、「その他有価証券評価差額金」に含まれております。

その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理（以下、「減損処理」という。）しております。当連結会計年度におけるこの減損処理額は172百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

32. 当連結会計年度中に売却したその他有価証券は次のとおりであります。

売却額	売却益	売却損
36,133,895百万円	214,022百万円	90,314百万円

33. 時価のない有価証券のうち､主なものの内容と連結貸借対照表計上額は、次のとおりであります。

内　容	連結貸借対照表計上額
満期保有目的の債券	
非上場外国証券	2,400百万円
その他	8,566
その他有価証券	
非上場株式(店頭売買株式を除く。)	429,658
非上場債券	2,110,338
非上場外国証券	412,118
その他	221,982

34. その他有価証券のうち、満期があるもの及び満期保有目的の債券の期間ごとの償還予定額は次のとおりであります。

	1年以内	1年超5年以内	5年超10年以内	10年超
債券	3,110,902百万円	9,065,255百万円	2,237,616百万円	2,953,130百万円
国債	2,818,917	6,414,993	1,482,528	2,920,138
地方債	20,003	264,369	202,016	494
社債	271,981	2,385,892	553,071	32,497
その他	600,124	1,625,706	258,965	725,965
合計	3,711,027	10,690,962	2,496,581	3,679,096

35. 金銭の信託の保有目的別の内訳は次のとおりであります。

その他の金銭の信託

取得原価	3,628百万円
連結貸借対照表計上額	3,832
評価差額	204
うち益	300
うち損	95

なお、上記の評価差額から繰延税金負債83百万円を差し引いた額121百万円が、「その他有価証券評価差額金」に含まれております。

36. 無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債に8,774百万円含まれております。

無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は467,647百万円、当連結会計年度末に当該処分をせずに所有しているものは192,791百万円であります。

37. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸付けることを約する契約であります。これらの契約に係る融資未実行残高は、37,440,642百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが33,204,890百万円あります。

なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

38. 当連結会計年度末の退職給付債務等は以下のとおりであります。

退職給付債務	△891,311百万円
年金資産(時価)	908,453
未積立退職給付債務	17,141
未認識数理計算上の差異	175,153
未認識過去勤務債務(債務の減額)	△69,163
連結貸借対照表計上額の純額	123,131
前払年金費用	157,924
退職給付引当金	△34,792

39. 当社、三井住友カード株式会社及び株式会社三井住友銀行は、平成17年4月27日に株式会社エヌ・ティ・ティ・ドコモとの間で、携帯電話を活用した新クレジット決済サービス事業の共同推進を中心とした業務・資本提携について合意いたしました。この合意に基づき、三井住友カード株式会社の発行済株式総数の34%に相当する普通株式を、株式会社エヌ・ティ・ティ・ドコモが約980億円で取得する予定であります。

連結損益計算書

自　平成16年 4月 1日
至　平成17年 3月31日

（金額単位　百万円）

科目	金額
経常収益	3,580,796
資金運用収益	1,521,728
貸出金利息	1,145,653
有価証券利息配当金	256,396
コールローン利息及び買入手形利息	7,095
買現先利息	3,163
債券貸借取引受入利息	185
預け金利息	36,183
その他の受入利息	73,050
信託報酬	2,609
役務取引等収益	596,086
特定取引収益	144,587
その他業務収益	1,058,289
リース料収入	428,729
割賦売上高	222,355
その他の業務収益	407,205
その他経常収益	257,495
経常費用	3,611,089
資金調達費用	350,385
預金利息	131,498
譲渡性預金利息	3,713
コールマネー利息及び売渡手形利息	3,917
売現先利息	3,472
債券貸借取引支払利息	51,853
コマーシャル・ペーパー利息	224
借用金利息	36,793
短期社債利息	0
社債利息	84,694
その他の支払利息	34,217
役務取引等費用	79,976
特定取引費用	199
その他業務費用	867,748
賃貸原価	383,177
割賦原価	205,775
その他の業務費用	278,796
営業経費	852,715
その他経常費用	1,460,064
貸倒引当金繰入額	288,902
その他の経常費用	1,171,161
経常損失	30,293
特別利益	9,074
動産不動産処分益	4,909
償却債権取立益	1,032
その他の特別利益	3,132
特別損失	87,316
動産不動産処分損	68,883
証券取引責任準備金繰入額	23
その他の特別損失	18,409
税金等調整前当期純損失	108,535
法人税、住民税及び事業税	30,638
還付法人税等	8,869
法人税等調整額	52,912
少数株主利益	50,983
当期純損失	234,201

連結損益計算書注記

注１．記載金額は百万円未満を切り捨てて表示しております。

２．１株当たり当期純損失　44,388円07銭

３．特定取引目的の取引については、取引の約定時点を基準とし、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。

４．リース取引等に関する収益及び費用の計上基準は、次のとおりであります。

(1) リース取引のリース料収入の計上方法

主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。

(2) 割賦販売取引の売上高及び売上原価の計上方法

主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

５．「その他経常収益」には、株式等売却益129,258百万円及び退職給付信託に係る信託設定益75,275百万円を含んでおります。

６．「その他の経常費用」には、貸出金償却759,399百万円、株式等償却224,266百万円及び延滞債権等を売却したことによる損失147,984百万円を含んでおります。

７．「その他の特別利益」には、子会社の増資に伴う持分変動利益3,120百万円を含んでおります。

８．「その他の特別損失」には、退職給付会計導入に伴う会計基準変更時差異の費用処理額17,876百万円を含んでおります。

９．「地方税法等の一部を改正する法律」（平成15年法律第９号）が平成15年３月31日に公布され、平成16年４月１日以後開始する連結会計年度より法人事業税に係る課税標準の一部が「付加価値額」及び「資本等の金額」に変更されることになりました。これに伴い、当社及び一部の国内連結子会社は、「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」（企業会計基準委員会実務対応報告第12号）に基づき、「付加価値額」及び「資本等の金額」に基づき算定された法人事業税について、当連結会計年度から連結損益計算書中の「営業経費」に含めて表示しております。

連結剰余金計算書

自　平成16年 4月 1日

至　平成17年 3月31日

（金額単位　百万円）

科　　　　目	金　　額
（資本剰余金の部）	
資本剰余金期首残高	865,282
資本剰余金増加高	109,064
増資による新株の発行	105,001
自己株式処分差益	4,063
資本剰余金期末残高	974,346
（利益剰余金の部）	
利益剰余金期首残高	611,189
利益剰余金増加高	3,863
連結子会社の減少に伴う増加高	4
持分法適用会社の減少に伴う増加高	1,747
土地再評価差額金の取崩に伴う増加高	2,111
利益剰余金減少高	285,088
当期純損失	234,201
配当金	46,421
連結子会社の減少に伴う減少高	0
持分法適用会社の減少に伴う減少高	4,466
利益剰余金期末残高	329,963

（注）　記載金額は百万円未満を切り捨てて表示しております。

連結キャッシュ・フロー計算書

自　平成16年 4月 1日
至　平成17年 3月31日

（金額単位　百万円）

科　　　目	金　　額
Ⅰ 営業活動によるキャッシュ・フロー	
税金等調整前当期純損失	△ 108,535
動産不動産等減価償却費	84,120
リース資産減価償却費	340,777
連結調整勘定償却額	10,017
持分法による投資損益（△）	△ 27,142
貸倒引当金の増加額	△ 140,104
賞与引当金の増加額	1,497
退職給付引当金の増加額	134,819
日本国際博覧会出展引当金の増加額	114
資金運用収益	△ 1,521,728
資金調達費用	350,385
有価証券関係損益（△）	102,784
金銭の信託の運用損益（△）	△ 0
為替差損益（△）	△ 105,603
動産不動産処分損益（△）	63,973
リース資産処分損益（△）	△ 3,345
特定取引資産の純増（△）減	△ 468,577
特定取引負債の純増減（△）	246,434
貸出金の純増（△）減	468,339
預金の純増減（△）	3,137,797
譲渡性預金の純増減（△）	△ 806,192
借用金（劣後特約付借入金を除く）の純増減（△）	△ 180,888
有利息預け金の純増（△）減	△ 245,726
コールローン等の純増（△）減	△ 743,218
債券貸借取引支払保証金の純増（△）減	440,987
コールマネー等の純増減（△）	△ 2,013,905
コマーシャル・ペーパーの純増減（△）	91,400
債券貸借取引受入担保金の純増減（△）	△ 2,078,345
外国為替（資産）の純増（△）減	△ 151,254
外国為替（負債）の純増減（△）	△ 94,405
短期社債（負債）の純増減（△）	1,000
普通社債の発行・償還による純増減（△）	130,498
信託勘定借の純増減（△）	14,424
資金運用による収入	1,553,995
資金調達による支出	△ 336,234
取引約定未払金の純増減（△）	△ 1,020,879
その他	△ 350,488
小　　計	△ 3,223,208
法人税等の支払額	△ 56,914
営業活動によるキャッシュ・フロー	△ 3,280,122
Ⅱ 投資活動によるキャッシュ・フロー	
有価証券の取得による支出	△ 46,309,832
有価証券の売却による収入	36,134,383
有価証券の償還による収入	13,118,211
金銭の信託の減少による収入	0
動産不動産の取得による支出	△ 56,945
動産不動産の売却による収入	93,474
リース資産の取得による支出	△ 396,497
リース資産の売却による収入	43,702
連結範囲の変更を伴う子会社株式の取得による支出	△ 2,970
投資活動によるキャッシュ・フロー	2,623,525
Ⅲ 財務活動によるキャッシュ・フロー	
劣後特約付借入による収入	36,000
劣後特約付借入金の返済による支出	△ 72,212
劣後特約付社債・新株予約権付社債の発行による収入	440,237
劣後特約付社債・新株予約権付社債の償還による支出	△ 234,983
株式等の発行による収入	210,003
配当金支払額	△ 46,463
少数株主からの払込みによる収入	21,024
少数株主への配当金支払額	△ 39,457
自己株式の取得による支出	△ 269,012
自己株式の売却による収入	9,063
財務活動によるキャッシュ・フロー	54,199
Ⅳ 現金及び現金同等物に係る換算差額	△ 378
Ⅴ 現金及び現金同等物の増加額	△ 602,776
Ⅵ 現金及び現金同等物の期首残高	3,529,479
Ⅶ 連結子会社の合併に伴う現金及び現金同等物の増加額	3,941
Ⅷ 現金及び現金同等物の期末残高	2,930,645

連結キャッシュ・フロー計算書注記

注１．記載金額は百万円未満を切り捨てて表示しております。
　２．連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。
　３．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係は次のとおりであります。
平成17年3月31日現在

現金預け金勘定	4,989,814百万円
有利息預け金	△2,059,168百万円
現金及び現金同等物	2,930,645百万円

比較連結貸借対照表（主要内訳）

（金額単位　百万円）

科目　　年度別	当連結会計年度 (平成17年 3月31日現在) (A)	前連結会計年度 (平成16年 3月31日現在) (B)	比較 (A) － (B)
（資産の部）			
現金預け金	4,989,814	5,328,950	△ 339,136
コールローン及び買入手形	1,004,512	360,509	644,003
買現先勘定	124,856	152,070	△ 27,214
債券貸借取引支払保証金	568,340	1,009,328	△ 440,988
買入金銭債権	606,032	480,847	125,185
特定取引資産	3,769,073	3,306,780	462,293
金銭の信託	3,832	3,749	83
有価証券	24,233,701	27,049,901	△ 2,816,200
貸出金	54,799,805	55,382,800	△ 582,995
外国為替	895,586	743,957	151,629
その他資産	3,110,454	3,034,182	76,272
動産不動産	836,053	984,060	△ 148,007
リース資産	1,007,015	991,781	15,234
繰延税金資産	1,598,158	1,706,586	△ 108,428
再評価に係る繰延税金資産	－	706	△ 706
連結調整勘定	13,381	21,706	△ 8,325
支払承諾見返	3,444,799	3,079,738	365,061
貸倒引当金	△ 1,273,560	△ 1,422,486	148,926
資産の部合計	99,731,858	102,215,172	△ 2,483,314
（負債の部）			
預金	68,474,861	65,333,426	3,141,435
譲渡性預金	2,713,270	3,519,464	△ 806,194
コールマネー及び売渡手形	4,971,462	6,292,495	△ 1,321,033
売現先勘定	405,671	1,098,449	△ 692,778
債券貸借取引受入担保金	3,868,001	5,946,346	△ 2,078,345
コマーシャル・ペーパー	374,100	282,700	91,400
特定取引負債	2,110,473	1,873,245	237,228
借用金	2,142,873	2,360,474	△ 217,601
外国為替	478,482	572,755	△ 94,273
短期社債	1,000	－	1,000
社債	4,339,497	4,002,965	336,532
信託勘定借	50,457	36,032	14,425
その他負債	2,363,786	3,591,818	△ 1,228,032
賞与引当金	23,816	22,226	1,590
退職給付引当金	34,792	40,842	△ 6,050
日本国際博覧会出展引当金	231	116	115
特別法上の引当金	1,093	862	231
繰延税金負債	45,259	40,181	5,078
再評価に係る繰延税金負債	90,994	56,391	34,603
支払承諾	3,444,799	3,079,738	365,061
負債の部合計	95,934,927	98,150,534	△ 2,215,607
少数株主持分	1,021,203	993,696	27,507
資本の部合計	2,775,728	3,070,942	△ 295,214
負債、少数株主持分及び資本の部合計	99,731,858	102,215,172	△ 2,483,314

（注）記載金額は百万円未満を切り捨てて表示しております。

比較連結損益計算書(主要内訳)

（金額単位　百万円）

科目＼年度別	当連結会計年度 自 平成16年 4月 1日 至 平成17年 3月31日 (A)	前連結会計年度 自 平成15年 4月 1日 至 平成16年 3月31日 (B)	比較 (A) − (B)
経常収益	3,580,796	3,552,510	28,286
資金運用収益	1,521,728	1,591,338	△ 69,610
（うち貸出金利息）	(1,145,653)	(1,167,622)	(△ 21,969)
（うち有価証券利息配当金）	(256,396)	(256,600)	(△ 204)
信託報酬	2,609	334	2,275
役務取引等収益	596,086	501,028	95,058
特定取引収益	144,587	305,011	△ 160,424
その他業務収益	1,058,289	946,474	111,815
その他経常収益	257,495	208,323	49,172
経常費用	3,611,089	3,209,665	401,424
資金調達費用	350,385	310,267	40,118
（うち預金利息）	(131,498)	(104,644)	(26,854)
役務取引等費用	79,976	76,851	3,125
特定取引費用	199	916	△ 717
その他業務費用	867,748	886,649	△ 18,901
営業経費	852,715	866,549	△ 13,834
その他経常費用	1,460,064	1,068,430	391,634
経常利益	△ 30,293	342,844	△ 373,137
特別利益	9,074	117,020	△ 107,946
特別損失	87,316	54,971	32,345
税金等調整前当期純利益	△ 108,535	404,894	△ 513,429
法人税、住民税及び事業税	30,638	24,289	6,349
還付法人税等	8,869	−	8,869
法人税等調整額	52,912	8,593	44,319
少数株主利益	50,983	41,596	9,387
当期純利益	△ 234,201	330,414	△ 564,615

（注）記載金額は百万円未満を切り捨てて表示しております。

比較連結剰余金計算書(主要内訳)

(金額単位　百万円)

科目 ＼ 年度別	当連結会計年度 自 平成16年 4月 1日 至 平成17年 3月31日 (A)	前連結会計年度 自 平成15年 4月 1日 至 平成16年 3月31日 (B)	比較 (A)－(B)
(資本剰余金の部)			
資本剰余金期首残高	865,282	856,237	9,045
資本剰余金増加高	109,064	9,044	100,020
資本剰余金期末残高	974,346	865,282	109,064
(利益剰余金の部)			
利益剰余金期首残高	611,189	311,664	299,525
利益剰余金増加高	3,863	334,898	△ 331,035
利益剰余金減少高	285,088	35,373	249,715
利益剰余金期末残高	329,963	611,189	△ 281,226

(注) 記載金額は百万円未満を切り捨てて表示しております。

比較連結キャッシュ・フロー計算書

（金額単位　百万円）

科目 ＼ 年度別	当連結会計年度 自　平成16年4月 1日 至　平成17年3月31日 （A）	前連結会計年度 自　平成15年4月 1日 至　平成16年3月31日 （B）	比較 （A）－（B）
Ⅰ 営業活動によるキャッシュ・フロー			
税金等調整前当期純利益	△ 108,535	404,894	△ 513,429
動産不動産等減価償却費	84,120	82,464	1,656
リース資産減価償却費	340,777	336,271	4,506
連結調整勘定償却額	10,017	△ 4,260	14,277
持分法による投資損益（△）	△ 27,142	△ 15,700	△ 11,442
貸倒引当金の増加額	△ 140,104	△ 824,917	684,813
債権売却損失引当金の増加額	－	△ 20,665	20,665
賞与引当金の増加額	1,497	221	1,276
退職給付引当金の増加額	134,819	△ 40,069	174,888
日本国際博覧会出展引当金の増加額	114	116	△ 2
資金運用収益	△ 1,521,728	△ 1,591,338	69,610
資金調達費用	350,385	310,267	40,118
有価証券関係損益（△）	102,784	△ 67,928	170,712
金銭の信託の運用損益（△）	△ 0	△ 121	121
為替差損益（△）	△ 105,603	407,340	△ 512,943
動産不動産処分損益（△）	63,973	30,697	33,276
リース資産処分損益（△）	△ 3,345	△ 1,870	△ 1,475
特定取引資産の純増（△）減	△ 468,577	1,131,864	△ 1,600,441
特定取引負債の純増減（△）	246,434	△ 929,787	1,176,221
貸出金の純増（△）減	468,339	6,198,239	△ 5,729,900
預金の純増減（△）	3,137,797	1,829,914	1,307,883
譲渡性預金の純増減（△）	△ 806,192	△ 1,338,888	532,696
借用金（劣後特約付借入金を除く）の純増減（△）	△ 180,888	△ 112,211	△ 68,677
有利息預け金の純増（△）減	△ 245,726	△ 1,299,305	1,053,579
コールローン等の純増（△）減	△ 743,218	△ 318,516	△ 424,702
債券貸借取引支払保証金の純増（△）減	440,987	971,914	△ 530,927
コールマネー等の純増減（△）	△ 2,013,905	△ 5,704,903	3,690,998
コマーシャル・ペーパーの純増減（△）	91,400	94,900	△ 3,500
債券貸借取引受入担保金の純増減（△）	△ 2,078,345	1,139,101	△ 3,217,446
外国為替（資産）の純増（△）減	△ 151,254	5,016	△ 156,270
外国為替（負債）の純増減（△）	△ 94,405	175,444	△ 269,849
短期社債（負債）の純増減（△）	1,000	－	1,000
普通社債の発行・償還による純増減（△）	130,498	152,514	△ 22,016
信託勘定借の純増減（△）	14,424	30,078	△ 15,654
資金運用による収入	1,553,995	1,636,935	△ 82,940
資金調達による支出	△ 336,234	△ 336,704	470
取引約定未払金の純増減（△）	△ 1,020,879	1,188,672	△ 2,209,551
その他	△ 350,488	27,099	△ 377,587
小計	△ 3,223,208	3,546,782	△ 6,769,990
法人税等の支払額	△ 56,914	△ 24,664	△ 32,250
営業活動によるキャッシュ・フロー	△ 3,280,122	3,522,118	△ 6,802,240
Ⅱ 投資活動によるキャッシュ・フロー			
有価証券の取得による支出	△ 46,309,832	△ 47,305,660	995,828
有価証券の売却による収入	36,134,383	30,688,033	5,446,350
有価証券の償還による収入	13,118,211	13,967,819	△ 849,608
金銭の信託の増加による支出	－	△ 21,225	21,225
金銭の信託の減少による収入	0	42,259	△ 42,259
動産不動産の取得による支出	△ 56,945	△ 80,932	23,987
動産不動産の売却による収入	93,474	20,839	72,635
リース資産の取得による支出	△ 396,497	△ 368,159	△ 28,338
リース資産の売却による収入	43,702	37,678	6,024
連結範囲の変更を伴う子会社株式の取得による支出	△ 2,970	△ 8,999	6,029
投資活動によるキャッシュ・フロー	2,623,525	△ 3,028,346	5,651,871
Ⅲ 財務活動によるキャッシュ・フロー			
劣後特約付借入による収入	36,000	89,500	△ 53,500
劣後特約付借入金の返済による支出	△ 72,212	△ 195,000	122,788
劣後特約付社債・新株予約権付社債の発行による収入	440,237	436,453	3,784
劣後特約付社債・新株予約権付社債の償還による支出	△ 234,983	△ 150,713	△ 84,270
株式等の発行による収入	210,003	－	210,003
配当金支払額	△ 46,463	△ 33,360	△ 13,103
少数株主からの払込みによる収入	21,024	25	20,999
少数株主への配当金支払額	△ 39,457	△ 33,196	△ 6,261
自己株式の取得による支出	△ 269,012	△ 632	△ 268,380
自己株式の売却による収入	9,063	24,058	△ 14,995
財務活動によるキャッシュ・フロー	54,199	137,134	△ 82,935
Ⅳ 現金及び現金同等物に係る換算差額	△ 378	△ 2,417	2,039
Ⅴ 現金及び現金同等物の増加額	△ 602,776	628,488	△ 1,231,264
Ⅵ 現金及び現金同等物の期首残高	3,529,479	2,900,991	628,488
Ⅶ 連結子会社の合併に伴う現金及び現金同等物の増加額	3,941	－	3,941
Ⅷ 連結除外に伴う現金及び現金同等物の減少額	－	△0	0
Ⅸ 現金及び現金同等物の期末残高	2,930,645	3,529,479	△ 598,834

（注）記載金額は百万円未満を切り捨てて表示しております。

V．セグメント情報

1．事業の種類別セグメント情報

当連結会計年度（自　平成16年4月1日　　至　平成17年3月31日）　　　　　　　　　　　　　　　　　　　（金額単位 百万円）

	銀行業	リース業	その他事業	計	消去又は全社	連結
Ⅰ 経常収益						
(1) 外部顧客に対する経常収益	2,447,122	706,860	426,813	3,580,796	—	3,580,796
(2) セグメント間の内部経常収益	41,862	19,723	190,226	251,812	(251,812)	—
計	2,488,984	726,583	617,040	3,832,609	(251,812)	3,580,796
経常費用	2,643,533	684,652	505,793	3,833,979	(222,889)	3,611,089
経常利益	△154,548	41,931	111,246	△1,370	(28,922)	△30,293
Ⅱ 資産、減価償却費及び資本的支出						
資産	96,420,384	1,924,019	5,649,310	103,993,713	(4,261,855)	99,731,858
減価償却費	60,568	343,134	24,248	427,951	14	427,966
資本的支出	66,189	400,119	27,112	493,421	9	493,430

(注) 1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2. 各事業の主な内容
(1) 銀行業･･････････銀行業
(2) リース業････････リース業
(3) その他事業･･････証券、ｸﾚｼﾞｯﾄｶｰﾄﾞ、投融資、融資、ﾍﾞﾝﾁｬｰｷｬﾋﾟﾀﾙ、ｼｽﾃﾑ開発･情報処理業

3. 資産のうち消去又は全社の項目に含めた全社資産の金額は3,806,067百万円であり、その主なものは当社の関係会社株式であります。

前連結会計年度（自　平成15年4月1日　　至　平成16年3月31日）　　　　　　　　　　　　　　　　　　　（金額単位 百万円）

	銀行業	リース業	その他事業	計	消去又は全社	連結
Ⅰ 経常収益						
(1) 外部顧客に対する経常収益	2,492,168	674,243	386,098	3,552,510	—	3,552,510
(2) セグメント間の内部経常収益	26,911	18,466	182,955	228,333	(228,333)	—
計	2,519,079	692,709	569,054	3,780,844	(228,333)	3,552,510
経常費用	2,295,451	658,092	472,737	3,426,281	(216,616)	3,209,665
経常利益	223,627	34,616	96,317	354,562	(11,717)	342,844
Ⅱ 資産、減価償却費及び資本的支出						
資産	99,062,021	1,815,963	5,940,301	106,818,286	(4,603,113)	102,215,172
減価償却費	66,809	336,392	19,043	422,245	9	422,255
資本的支出	91,870	371,350	28,906	492,127	33	492,161

2．所在地別セグメント情報

当連結会計年度（自　平成１６年４月１日　　至　平成１７年３月３１日）　　（金額単位 百万円）

	日　本	米　州	欧　州	アジア・オセアニア	計	消去又は全社	連　結
Ⅰ 経常収益							
(1) 外部顧客に対する経常収益	3,331,194	109,639	62,959	77,003	3,580,796	―	3,580,796
(2) セグメント間の内部経常収益	59,278	46,789	6,189	26,013	138,270	(　138,270)	―
計	3,390,472	156,429	69,148	103,016	3,719,067	(　138,270)	3,580,796
経常費用	3,494,330	107,027	63,254	60,692	3,725,305	(　114,215)	3,611,089
経常利益	△103,857	49,401	5,894	42,323	△6,238	(　24,055)	△30,293
Ⅱ 資産	91,564,408	4,704,584	2,462,266	3,253,758	101,985,019	(2,253,160)	99,731,858

（注）1. 当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2. 米州にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、欧州には英国、ドイツ連邦共和国、フランス共和国等が、アジア・オセアニアには香港、シンガポール共和国、オーストラリア等が属しております。

3. 資産のうち消去又は全社の項目に含めた全社資産の金額は3,806,067百万円であり、その主なものは当社の関係会社株式であります。

前連結会計年度（自　平成１５年４月１日　　至　平成１６年３月31日）　　（金額単位 百万円）

	日　本	米　州	欧　州	アジア・オセアニア	計	消去又は全社	連　結
Ⅰ 経常収益							
(1) 外部顧客に対する経常収益	3,250,452	135,908	75,566	90,582	3,552,510	―	3,552,510
(2) セグメント間の内部経常収益	50,138	39,129	6,113	11,360	106,742	(　106,742)	―
計	3,300,591	175,038	81,680	101,942	3,659,252	(　106,742)	3,552,510
経常費用	3,067,985	109,837	65,586	59,397	3,302,806	(　93,140)	3,209,665
経常利益	232,606	65,201	16,093	42,545	356,446	(　13,601)	342,844
Ⅱ 資産	95,318,870	4,826,318	2,177,644	2,731,299	105,054,133	(2,838,960)	102,215,172

３．海外経常収益

（金額単位 百万円）

期別	海外経常収益	連結経常収益	海外経常収益の連結経常収益に占める割合
当連結会計年度 〔自 平成16年4月 1日 至 平成17年3月31日〕	249,602	3,580,796	% 7.0
前連結会計年度 〔自 平成15年4月 1日 至 平成16年3月31日〕	302,057	3,552,510	8.5

(注) 1. 一般企業の海外売上高に代えて、海外経常収益を記載しております。

2. 海外経常収益は、連結子会社である三井住友銀行の海外店取引、並びに海外連結子会社の取引に係る経常収益（ただし、連結会社間の内部経常収益を除く。）で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

Ⅵ. 生産、受注及び販売の状況

該当する情報がないので記載しておりません。

＜付表＞

（有価証券関係）

1．当連結会計年度（平成17年 3月31日現在）

(注1)連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、コマーシャル･ペーパー及び短期社債、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中の貸付債権信託受益権等も含めて記載しております。
(注2)子会社株式及び関連会社株式で時価のあるものについては、財務諸表における注記事項として記載しております。

(1) 売買目的有価証券

（金額単位 百万円）

	当連結会計年度（平成17年 3月31日現在）	
	連結貸借対照表計上額	当連結会計年度の損益に含まれた評価差額
売買目的有価証券	1,325,972	△3,717

(2) 満期保有目的の債券で時価のあるもの

（金額単位 百万円）

	当連結会計年度（平成17年 3月31日現在）				
	連結貸借対照表計上額	時　価	差　額		
				うち益	うち損
国　債	507,342	505,002	△2,339	1,582	3,922
地方債	—	—	—	—	—
社　債	—	—	—	—	—
その他	28,859	29,380	520	531	11
合　計	536,201	534,382	△1,818	2,114	3,933

(注) 1. 時価は、当連結会計年度末日における市場価格等に基づいております。
2. 「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

（金額単位 百万円）

	当連結会計年度（平成17年 3月31日現在）				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
株　式	1,992,711	2,697,765	705,053	750,480	45,426
債　券	14,734,261	14,749,222	14,961	34,971	20,010
国　債	13,116,068	13,129,235	13,167	27,115	13,948
地方債	488,423	486,884	△1,538	2,061	3,600
社　債	1,129,770	1,133,102	3,332	5,794	2,462
その他	2,779,971	2,756,295	△23,675	15,903	39,579
合　計	19,506,944	20,203,283	696,339	801,356	105,017

(注) 1. 評価差額のうち、時価ヘッジの適用により損益に反映させた額は469百万円（収益）、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は82百万円（収益）であります。
2. 連結貸借対照表計上額は、株式については主として当連結会計年度末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
3. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
4. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理（以下、「減損処理」という。）しております。当連結会計年度におけるこの減損処理額は172百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当連結会計年度中に売却した満期保有目的の債券

該当ありません。

(5) 当連結会計年度中に売却したその他有価証券

（金額単位 百万円）

	当連結会計年度 （自 平成16年 4月 1日 至 平成17年 3月31日）		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	36,133,895	214,022	90,314

(6) 時価のない有価証券の主な内容及び連結貸借対照表計上額

（金額単位 百万円）

	当連結会計年度 （平成17年 3月31日現在）
満期保有目的の債券	
非上場外国証券	2,400
その他	8,566
その他有価証券	
非上場株式（店頭売買株式を除く）	429,658
非上場債券	2,110,338
非上場外国証券	412,118
その他	221,982

(7) 保有目的を変更した有価証券

該当ありません。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位 百万円）

	当連結会計年度（平成17年 3月31日現在）			
	1年以内	1年超 5年以内	5年超 10年以内	10年超
債 券	3,110,902	9,065,255	2,237,616	2,953,130
国 債	2,818,917	6,414,993	1,482,528	2,920,138
地方債	20,003	264,369	202,016	494
社 債	271,981	2,385,892	553,071	32,497
その他	600,124	1,625,706	258,965	725,965
合 計	3,711,027	10,690,962	2,496,581	3,679,096

2. 前連結会計年度（平成16年 3月31日現在）

(注1)連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、コマーシャル・ペーパー及び短期社債、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中の貸付債権信託受益権等も含めて記載しております。
(注2)子会社株式及び関連会社株式で時価のあるものについては、財務諸表における注記事項として記載しております。

(1) 売買目的有価証券

（金額単位 百万円）

	前連結会計年度（平成16年 3月31日現在）	
	連結貸借対照表計上額	前連結会計年度の損益に含まれた評価差額
売買目的有価証券	1,170,727	△1,707

(2) 満期保有目的の債券で時価のあるもの

（金額単位 百万円）

	前連結会計年度（平成16年 3月31日現在）				
	連結貸借対照表計上額	時価	差額		
				うち益	うち損
国債	509,458	500,930	△8,527	1,739	10,266
地方債	―	―	―	―	―
社債	―	―	―	―	―
その他	17,272	18,374	1,101	1,101	―
合計	526,731	519,305	△7,425	2,840	10,266

(注) 1. 時価は、前連結会計年度末日における市場価格等に基づいております。
2. 「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

（金額単位 百万円）

	前連結会計年度（平成16年 3月31日現在）				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
株式	2,234,577	2,904,362	669,784	736,878	67,094
債券	15,604,771	15,501,515	△103,256	18,590	121,847
国債	14,028,689	13,939,482	△89,207	14,225	103,432
地方債	515,362	506,263	△9,098	1,075	10,173
社債	1,060,720	1,055,769	△4,950	3,289	8,240
その他	5,354,322	5,363,406	9,084	32,047	22,963
合計	23,193,672	23,769,285	575,612	787,517	211,904

(注) 1. 評価差額のうち、時価ヘッジの適用により損益に反映させた額は23,452百万円（収益）であります。
2. 連結貸借対照表計上額は、株式については主として前連結会計年度末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
3. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
4. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を前連結会計年度の損失として処理（以下、「減損処理」という。）しております。前連結会計年度におけるこの減損処理額は5,625百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 前連結会計年度中に売却した満期保有目的の債券

（金額単位 百万円）

	前連結会計年度 （自 平成15年 4月 1日 至 平成16年 3月31日）			
	売却原価	売却額	売却損益	売却の理由
国債	21,063	21,709	645	連結子会社であるみなと銀行における資金運用方針の変更
地方債	23,060	23,796	736	
合計	44,123	45,506	1,382	

(5) 前連結会計年度中に売却したその他有価証券

（金額単位 百万円）

	前連結会計年度 （自 平成15年 4月 1日 至 平成16年 3月31日）		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	30,640,639	281,085	154,031

(6) 時価のない有価証券の主な内容及び連結貸借対照表計上額

（金額単位 百万円）

	前連結会計年度 （平成16年 3月31日現在）
満期保有目的の債券	
非上場外国証券	3,371
その他	9,713
その他有価証券	
非上場株式（店頭売買株式を除く）	532,446
非上場債券	1,596,199
非上場外国証券	316,217
その他	144,433

(7) 保有目的を変更した有価証券

連結子会社であるみなと銀行において、前連結会計年度中に資金運用方針の変更により、満期保有目的の債券の一部を償還期限前に売却したため、「金融商品会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第14号）第83項により、当該連結子会社の残りの全ての満期保有目的の債券28,281百万円の保有目的区分をその他有価証券に変更しております。また、保有目的区分を変更した債券のうち、12,063百万円を前連結会計年度中に売却しており、これにより売却損益18百万円を計上しております。

この結果、満期保有目的の債券と同様の会計処理を行った場合に比べ、「有価証券」が35百万円増加し、「繰延税金資産」が14百万円減少し、「少数株主持分」及び「その他有価証券評価差額金」がそれぞれ19百万円及び1百万円増加しております。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位 百万円）

	前連結会計年度（平成16年 3月31日現在）			
	1年以内	1年超 5年以内	5年超 10年以内	10年超
債　券	2,879,079	9,470,889	3,999,979	1,257,227
国　債	2,706,787	7,223,369	3,266,491	1,252,292
地方債	7,759	263,194	234,789	519
社　債	164,531	1,984,324	498,698	4,415
その他	441,373	4,212,911	457,429	538,094
合　計	3,320,453	13,683,800	4,457,409	1,795,322

(金銭の信託関係)

1. 当連結会計年度（平成17年 3月31日現在）

(1) 運用目的の金銭の信託

該当ありません。

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託（運用目的および満期保有目的以外の金銭の信託）

（金額単位 百万円）

	当連結会計年度（平成17年 3月31日現在）				
	取得原価	連結貸借対照表計上額	評価差額	うち益	うち損
その他の金銭の信託	3,628	3,832	204	300	95

（注）1. 連結貸借対照表計上額は、当連結会計年度末日における市場価格等に基づく時価により計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

2. 前連結会計年度（平成16年 3月31日現在）

(1) 運用目的の金銭の信託

該当ありません。

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託（運用目的および満期保有目的以外の金銭の信託）

（金額単位 百万円）

	前連結会計年度（平成16年 3月31日現在）				
	取得原価	連結貸借対照表計上額	評価差額	うち益	うち損
その他の金銭の信託	3,628	3,749	121	222	100

（注）1. 連結貸借対照表計上額は、前連結会計年度末日における市場価格等に基づく時価により計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

(その他有価証券評価差額金)

1.当連結会計年度(平成17年 3月31日現在)

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

(金額単位 百万円)

	当連結会計年度 (平成17年 3月31日現在)
評価差額	695,951
その他有価証券	695,746
その他の金銭の信託	204
(△) 繰延税金負債	282,389
その他有価証券評価差額金(持分相当額調整前)	413,561
(△) 少数株主持分相当額	7,982
(+) 持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	5,074
その他有価証券評価差額金	410,653

(注)1. その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は469百万円(収益)、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は82百万円(収益)であります。

2. その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

2.前連結会計年度(平成16年 3月31日現在)

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

(金額単位 百万円)

	前連結会計年度 (平成16年 3月31日現在)
評価差額	552,271
その他有価証券	552,149
その他の金銭の信託	121
(△) 繰延税金負債	225,309
その他有価証券評価差額金(持分相当額調整前)	326,962
(△) 少数株主持分相当額	3,207
(+) 持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	1,258
その他有価証券評価差額金	325,013

(注)1. その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は23,452百万円(収益)であります。

2. その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

（デリバティブ取引関係）

ＥＤＩＮＥＴにより開示を行うため、記載を省略しております。

（関連当事者との取引）

当連結会計年度（自　平成16年4月1日　　至　平成17年3月31日）

関連当事者との取引について記載すべき重要なものはありません。

前連結会計年度（自　平成15年4月1日　　至　平成16年3月31日）

関連当事者との取引について記載すべき重要なものはありません。

以　　上

平成17年 3月期　個別財務諸表の概要

平成17年 5月24日

上場会社名　株式会社　三井住友フィナンシャルグループ　　上場取引所　東証・大証・名証
コード番号　8316　　本社所在都道府県　東京都
（URL　http://www.smfg.co.jp）
代表者　取締役社長　西川善文
問合せ先責任者　財務部副部長　正脇久昌　　TEL　(03)5512-3411
決算取締役会開催日　平成17年5月24日　　中間配当制度の有無　有
配当支払開始予定日　平成17年6月29日　　定時株主総会開催日　平成17年6月29日
単元株制度採用の有無　無

1．平成17年3月期の業績（平成16年4月1日～平成17年3月31日）

(1) 経営成績

（注）記載金額は百万円未満を切り捨てて表示しております。

	営業収益		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
平成17年3月期	258,866	(366.3)	256,222	(388.3)	253,448	(395.1)
平成16年3月期	55,515	(△ 57.8)	52,470	(△ 59.8)	51,188	(△ 57.2)

	当期純利益		1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	株主資本当期純利益率	総資本経常利益率	営業収益経常利益率
	百万円	%	円 銭	円 銭	%	%	%
平成17年3月期	252,228	(399.4)	38,302 88	25,178 44	15.5	7.0	97.9
平成16年3月期	50,505	(△ 59.5)	3,704 49	3,690 72	1.6	1.5	92.2

（注）① 期中平均株式数　平成17年3月期　5,885,899 株　平成16年3月期　5,794,588 株
② 会計処理の方法の変更　無
③ 営業収益、営業利益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2) 配当状況（下記には普通株式の配当状況を記載しております。優先株式につきましては別紙をご参照ください。）

	1株当たり年間配当金	中間	期末	配当金総額（年間）	配当性向	株主資本配当率
	円 銭	円 銭	円 銭	百万円	%	%
平成17年3月期	3,000 00	0 00	3,000 00	17,607	7.8	1.1
平成16年3月期	3,000 00	0 00	3,000 00	17,381	81.0	1.3

(3) 財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
平成17年3月期	3,795,110	3,319,615	87.5	257,487 78
平成16年3月期	3,403,007	3,172,721	93.2	232,550 74

（注）① 期末発行済株式数　平成17年3月期　5,869,288 株　平成16年3月期　5,793,940 株
② 期末自己株式数　平成17年3月期　404,503 株　平成16年3月期　2,069 株

2．平成18年3月期の業績予想（平成17年4月1日～平成18年3月31日）

	営業収益	経常利益	当期純利益	1株当たり年間配当金 中間	期末	
	百万円	百万円	百万円	円 銭	円 銭	円 銭
中間期	16,000	13,000	35,000	0 00	—	—
通期	54,000	48,000	70,000	—	3,000 00	3,000 00

（参考）1株当たり予想当期純利益（通期）　6,670 円　49 銭

本資料には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化し得ることにご留意ください。

(平成17年3月期の業績)

「期中平均株式数」

	平成17年3月期	平成16年3月期
普通株式	5,885,899 株	5,794,588 株
第一種優先株式	48,333 株	67,000 株
第二種優先株式	100,000 株	100,000 株
第三種優先株式	738,750 株	800,000 株
第1-12回第四種優先株式	50,100 株	50,100 株
第13回第四種優先株式	112,352 株	114,999 株
第1回第六種優先株式	575 株	― 株

「期末発行済株式数」

	平成17年3月期	平成16年3月期
普通株式	5,869,288 株	5,793,940 株
第一種優先株式	35,000 株	67,000 株
第二種優先株式	100,000 株	100,000 株
第三種優先株式	695,000 株	800,000 株
第1-12回第四種優先株式	50,100 株	50,100 株
第13回第四種優先株式	107,087 株	114,999 株
第1回第六種優先株式	70,001 株	― 株

(注)当期における発行済株式数の増減内容は以下のとおりであります。

		発行株式数	発行価格	資本組入額
・第一種優先株式の普通株式への転換	普通株式	101,362.06株	― 円	― 円
	第一種優先株式	△32,000株	― 円	― 円
・第三種優先株式の普通株式への転換	普通株式	300,343.25株	― 円	― 円
	第三種優先株式	△105,000株	― 円	― 円
・第13回第四種優先株式の普通株式への転換	普通株式	76,076.65株	― 円	― 円
	第13回第四種優先株式	△7,912株	― 円	― 円
・第三者割当増資による増加	第1回第六種優先株式	70,001株	3,000,000円	1,500,000円

「1株当たり年間配当金」及び「配当金総額（年間）」

(平成17年3月期)	1株当たり年間配当金	中間	期末	配当金総額(年間)
	円 銭	円 銭	円 銭	百万円
普通株式	3,000 00	0 00	3,000 00	17,607
第一種優先株式	10,500 00	0 00	10,500 00	367
第二種優先株式	28,500 00	0 00	28,500 00	2,850
第三種優先株式	13,700 00	0 00	13,700 00	9,521
第1-12回第四種優先株式	135,000 00	0 00	135,000 00	6,763
第13回第四種優先株式	67,500 00	0 00	67,500 00	7,228
第1回第六種優先株式	728 00	0 00	728 00	50

(平成16年3月期)	1株当たり年間配当金	中間	期末	配当金総額(年間)
	円 銭	円 銭	円 銭	百万円
普通株式	3,000 00	0 00	3,000 00	17,381
第一種優先株式	10,500 00	0 00	10,500 00	703
第二種優先株式	28,500 00	0 00	28,500 00	2,850
第三種優先株式	13,700 00	0 00	13,700 00	10,960
第1-12回第四種優先株式	135,000 00	0 00	135,000 00	6,763
第13回第四種優先株式	67,500 00	0 00	67,500 00	7,762

(平成18年3月期の業績予想)

「1株当たり年間配当金」

(平成18年3月期)	1株当たり年間配当金	中間	期末
	円 銭	円 銭	円 銭
普通株式	3,000 00	0 00	3,000 00
第一種優先株式	10,500 00	0 00	10,500 00
第二種優先株式	28,500 00	0 00	28,500 00
第三種優先株式	13,700 00	0 00	13,700 00
第1-12回第四種優先株式	135,000 00	0 00	135,000 00
第1回第六種優先株式	88,500 00	0 00	88,500 00

1．「平成17年3月期の業績」指標算式

○ 株主資本当期純利益率

$$\frac{\text{当期純利益} - \text{優先株式配当金総額}}{\{(\text{期首株主資本} - \text{期首発行済優先株式数} \times \text{発行価額}) + (\text{期末株主資本} - \text{期末発行済優先株式数} \times \text{発行価額})\} \div 2} \times 100$$

○ 配当性向

$$\frac{\text{普通株式配当金総額}}{\text{当期純利益} - \text{優先株式配当金総額}} \times 100$$

○ 株主資本配当率

$$\frac{\text{普通株式配当金総額}}{\text{期末株主資本} - \text{期末発行済優先株式数} \times \text{発行価額}} \times 100$$

2．「平成18年3月期の業績予想」指標算式

○ 1株当たり予想当期純利益

$$\frac{\text{予想当期純利益} - \text{予想優先株式配当金総額}}{\text{予想期中平均普通株式数(除く自己株式)(注)}}$$

(注)第13回第四種優先株式が平成17年７月に一斉転換日を迎えることを勘案し、
予想期中平均普通株式数を 6,641,550 株として算出しております。

貸借対照表

（金額単位　百万円）

科目 ＼ 年度別	前事業年度（平成16年3月31日現在）		当事業年度（平成17年3月31日現在）	
	金額	構成比	金額	構成比
（資産の部）		%		%
流動資産				
現金及び預金	98,159		44,021	
前払費用	21		21	
繰延税金資産	17		40	
未収収益	424		443	
1年以内回収予定関係会社長期貸付金	—		40,000	
未収還付法人税等	12,179		50,349	
その他	145		112	
流動資産合計	110,948	3.3	134,989	3.6
固定資産				
有形固定資産				
建物	0		0	
器具及び備品	—		1	
有形固定資産合計	0	0.0	2	0.0
無形固定資産				
ソフトウェア	47		41	
無形固定資産合計	47	0.0	41	0.0
投資その他の資産				
投資有価証券	76		10	
関係会社株式	3,246,462		3,656,465	
関係会社長期貸付金	40,000		—	
繰延税金資産	4,565		2,997	
投資その他の資産合計	3,291,105	96.7	3,659,472	96.4
固定資産合計	3,291,153	96.7	3,659,517	96.4
繰延資産				
創立費	905		603	
繰延資産合計	905	0.0	603	0.0
資産合計	3,403,007	100.0	3,795,110	100.0
（負債の部）				
流動負債				
短期借入金	230,000		475,000	
未払金	47		67	
未払費用	97		286	
未払法人税等	1		31	
未払事業所税	5		5	
賞与引当金	84		66	
その他	48		36	
流動負債合計	230,286	6.8	475,494	12.5
負債合計	230,286	6.8	475,494	12.5
（資本の部）				
資本金	1,247,650	36.7	1,352,651	35.7
資本剰余金				
資本準備金	1,247,762		1,352,764	
その他資本剰余金	499,510		499,529	
資本金及び資本準備金減少差益	499,503		499,503	
自己株式処分差益	7		25	
資本剰余金合計	1,747,273	51.3	1,852,293	48.8
利益剰余金				
任意積立金	30,420		30,420	
別途積立金	30,420		30,420	
当期未処分利益	148,300		354,107	
利益剰余金合計	178,720	5.2	384,527	10.1
自己株式	△ 921	△ 0.0	△ 269,857	△ 7.1
資本合計	3,172,721	93.2	3,319,615	87.5
負債資本合計	3,403,007	100.0	3,795,110	100.0

損益計算書

（金額単位　百万円）

科目	前事業年度（自 平成15年4月1日 至 平成16年3月31日）金	額	百分比	当事業年度（自 平成16年4月1日 至 平成17年3月31日）金	額	百分比
営業収益			%			%
関係会社受取配当金	47,332			251,735		
関係会社受入手数料	7,341			6,289		
関係会社貸付金利息	841	55,515	100.0	841	258,866	100.0
営業費用						
販売費及び一般管理費	3,044	3,044	5.5	2,644	2,644	1.0
営業利益		52,470	94.5		256,222	99.0
営業外収益						
受取利息	101			45		
受入手数料	9			17		
その他	11	121	0.2	70	134	0.0
営業外費用						
支払利息	874			1,274		
創立費償却	301			301		
新株発行費	－			788		
支払手数料	206			537		
その他	21	1,403	2.5	6	2,908	1.1
経常利益		51,188	92.2		253,448	97.9
税引前当期純利益		51,188	92.2		253,448	97.9
法人税、住民税及び事業税	3			3		
還付法人税等	－			329		
法人税等調整額	679	683	1.2	1,545	1,219	0.5
当期純利益		50,505	91.0		252,228	97.4
前期繰越利益		97,298			101,878	
利益準備金取崩額		496			－	
当期未処分利益		148,300			354,107	

〈重要な会計方針〉

１．有価証券の評価基準及び評価方法
子会社株式及び関連会社株式・・・ 移動平均法による原価法により行っております。
その他有価証券・・・・・・・・・ 時価のないものについては、移動平均法による原価法により行っております。

２．固定資産の減価償却の方法
(１)有形固定資産
定率法（ただし、建物については定額法）を採用しております。
(２)無形固定資産
自社利用のソフトウェアについては、社内における利用可能期間（５年）に基づく定額法により償却しております。

３．繰延資産の処理方法
新株発行費は、支出時に全額費用として処理しております。また、創立費は、資産として計上し、商法施行規則第35条の規定により５年間にわたり均等償却を行っております。

４．引当金の計上基準
賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当事業年度に帰属する額を計上しております。

５．リース取引の処理方法
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

６．消費税等の会計処理
消費税及び地方消費税の会計処理は、税抜方式によっております。

〈追加情報〉

「地方税法等の一部を改正する法律」（平成15年法律第９号）が平成15年３月31日に公布され、平成16年４月１日以後開始する事業年度より法人事業税に係る課税標準の一部が「付加価値額」及び「資本等の金額」に変更されることになりました。これに伴い、「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」（企業会計基準委員会実務対応報告第12号）に基づき、「付加価値額」及び「資本等の金額」に基づき算定された法人事業税について、当事業年度から損益計算書中の「販売費及び一般管理費」に含めて表示しております。

〈注記事項〉

（貸借対照表関係）
１．記載金額は百万円未満を切り捨てて表示しております。

２．有形固定資産の減価償却累計額　　1 百万円

３．劣後特約付貸付金
１年以内回収予定関係会社長期貸付金は、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付貸付金であります。

４．関係会社に対する資産及び負債

預金	44,021 百万円
短期借入金	475,000 百万円

５．偶発債務
株式会社三井住友銀行デュッセルドルフ支店の対顧預金払い戻しに関し、ドイツ銀行協会預金保険基金に対して50,956百万円の保証を行っております。

6．会社が発行する株式の総数

普通株式	15,000,000 株
優先株式	1,622,087 株
発行済株式の総数	
普通株式	6,273,792.49 株
優先株式	1,057,188 株

7．自己株式
当社が保有する自己株式の数は、普通株式404,503.97株であります。

8．配当制限
当社の定款の定めるところにより、優先株主に対しては、一営業年度において下記の各種優先株式の優先配当金を超えて配当することはありません。

第一種優先株式	1株につき10,500円
第二種優先株式	1株につき28,500円
第三種優先株式	1株につき13,700円
第四種優先株式	1株につき200,000円を上限として発行に際して取締役会の決議をもって定める額
第五種優先株式	1株につき200,000円を上限として発行に際して取締役会の決議をもって定める額
第六種優先株式	1株につき300,000円を上限として発行に際して取締役会の決議をもって定める額

（損益計算書関係）

1．記載金額は百万円未満を切り捨てて表示しております。

2．販売費及び一般管理費のうち主要なものは次のとおりであります。なお、全額が一般管理費に属するものであります。

給料･手当	1,065 百万円
土地建物機械賃借料	316 百万円
広告宣伝費	206 百万円
委託費	563 百万円

3．営業外費用のうち関係会社との取引

支払利息	1,274 百万円

（有価証券関係）
子会社株式及び関連会社株式で時価のあるものはありません。

（税効果会計関係）

1．繰延税金資産の発生の主な原因別の内訳

繰延税金資産	
子会社株式	1,196,650 百万円
税務上の繰越欠損金	2,997 百万円
その他	40 百万円
繰延税金資産小計	1,199,688 百万円
評価性引当額	△ 1,196,651 百万円
繰延税金資産合計	3,037 百万円
繰延税金資産の純額	3,037 百万円

2．法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳

法定実効税率	40.69 %
（調整）	
受取配当金益金不算入	△ 40.21 %
税効果会計適用後の法人税等の負担率	0.48 %

（1株当たり情報）

1株当たり純資産額	257,487円78銭
1株当たり当期純利益	38,302円88銭
潜在株式調整後1株当たり当期純利益	25,178円44銭

（注） 1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定上の基礎は以下のとおりであります。

1株当たり当期純利益	
当期純利益	252,228 百万円
普通株主に帰属しない金額	26,781 百万円
（うち優先配当額）	26,781 百万円
普通株式に係る当期純利益	225,446 百万円
普通株式の期中平均株式数	5,885,899 株
潜在株式調整後1株当たり当期純利益	
当期純利益調整額	26,730 百万円
（うち優先配当額）	26,730 百万円
普通株式増加数	4,129,724 株
（うち優先株式）	4,129,631 株
（うち新株予約権）	92 株

（重要な後発事象）

当社、三井住友カード株式会社及び株式会社三井住友銀行は、平成17年4月27日に株式会社エヌ・ティ・ティ・ドコモとの間で、携帯電話を活用した新クレジット決済サービス事業の共同推進を中心とした業務・資本提携について合意いたしました。この合意に基づき、三井住友カード株式会社の発行済株式総数の34%に相当する普通株式を、株式会社エヌ・ティ・ティ・ドコモが約980億円で取得する予定であります。

利益処分計算書案

(金額単位　円)

年度別 科目	前事業年度 金額		当事業年度 金額	
当期未処分利益の処分				
当期未処分利益		148,300,079,330		354,107,554,945
利益処分額		46,421,255,200		44,389,698,788
第一種優先株式配当金	(1株につき 10,500円)	703,500,000	(1株につき 10,500円)	367,500,000
第二種優先株式配当金	(1株につき 28,500円)	2,850,000,000	(1株につき 28,500円)	2,850,000,000
第三種優先株式配当金	(1株につき 13,700円)	10,960,000,000	(1株につき 13,700円)	9,521,500,000
第1回第四種優先株式配当金	(1株につき135,000円)	563,625,000	(1株につき135,000円)	563,625,000
第2回第四種優先株式配当金	(1株につき135,000円)	563,625,000	(1株につき135,000円)	563,625,000
第3回第四種優先株式配当金	(1株につき135,000円)	563,625,000	(1株につき135,000円)	563,625,000
第4回第四種優先株式配当金	(1株につき135,000円)	563,625,000	(1株につき135,000円)	563,625,000
第5回第四種優先株式配当金	(1株につき135,000円)	563,625,000	(1株につき135,000円)	563,625,000
第6回第四種優先株式配当金	(1株につき135,000円)	563,625,000	(1株につき135,000円)	563,625,000
第7回第四種優先株式配当金	(1株につき135,000円)	563,625,000	(1株につき135,000円)	563,625,000
第8回第四種優先株式配当金	(1株につき135,000円)	563,625,000	(1株につき135,000円)	563,625,000
第9回第四種優先株式配当金	(1株につき135,000円)	563,625,000	(1株につき135,000円)	563,625,000
第10回第四種優先株式配当金	(1株につき135,000円)	563,625,000	(1株につき135,000円)	563,625,000
第11回第四種優先株式配当金	(1株につき135,000円)	563,625,000	(1株につき135,000円)	563,625,000
第12回第四種優先株式配当金	(1株につき135,000円)	563,625,000	(1株につき135,000円)	563,625,000
第13回第四種優先株式配当金	(1株につき 67,500円)	7,762,432,500	(1株につき 67,500円)	7,228,372,500
第1回第六種優先株式配当金		―	(1株につき 728円)	50,960,728
普通株式配当金	(1株につき 3,000円)	17,381,822,700	(1株につき 3,000円)	17,607,865,560
次期繰越利益		101,878,824,130		309,717,856,157
その他資本剰余金の処分				
その他資本剰余金		499,510,883,420		499,529,726,103
その他資本剰余金処分額		0		0
その他資本剰余金次期繰越額		499,510,883,420		499,529,726,103

File No. 82-4395
Exhibit A1(b)

平成１６年度
決　算　説　明　資　料

株式会社三井住友フィナンシャルグループ
株　式　会　社　三　井　住　友　銀　行

【　目　　次　】

ページ

平成１６年度決算の概況

（注） 1. 【連結】は、三井住友フィナンシャルグループの連結の計数を表示しております。

2. 【単体】は、三井住友銀行の単体の計数を表示しております。

本資料には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化し得ることにご留意下さい。

平成１６年度決算の概況

１．損益状況

【三井住友銀行単体】　　（金額単位　百万円）

		16年度	15年度比	15年度
業務粗利益	1	1,522,861	△ 61,266	1,584,127
（除く国債等債券損益）	2	(1,544,452)	(△ 16,934)	(1,561,386)
国内業務粗利益	3	1,182,811	47,195	1,135,616
（除く国債等債券損益）	4	(1,188,912)	(53,587)	(1,135,325)
資金利益	5	914,572	△ 33,313	947,885
信託報酬	6	2,607	2,273	334
役務取引等利益	7	246,798	67,632	179,166
特定取引利益	8	1,787	3,096	△ 1,309
その他業務利益	9	17,045	7,505	9,540
（うち国債等債券損益）	10	(△ 6,100)	(△ 6,391)	(291)
国際業務粗利益	11	340,049	△ 108,461	448,510
（除く国債等債券損益）	12	(355,540)	(△ 70,521)	(426,061)
資金利益	13	57,933	△ 81,241	139,174
役務取引等利益	14	51,279	3,878	47,401
特定取引利益	15	129,792	△ 152,247	282,039
その他業務利益	16	101,043	121,148	△ 20,105
（うち国債等債券損益）	17	(△ 15,490)	(△ 37,939)	(22,449)
経費（除く臨時処理分）	18	△ 582,365	1,630	△ 583,995
人件費	19	△ 204,146	17,138	△ 221,284
物件費	20	△ 341,534	△ 9,296	△ 332,238
税金	21	△ 36,684	△ 6,212	△ 30,472
業務純益（一般貸倒引当金繰入前）	22	940,495	△ 59,637	1,000,132
（除く国債等債券損益）	23	(962,086)	(△ 15,305)	(977,391)
一般貸倒引当金繰入額	24	351,477	351,477	―
業務純益	25	1,291,972	291,840	1,000,132
うち国債等債券損益	26	△ 21,590	△ 44,331	22,741
臨時損益	27	△1,363,653	△ 548,659	△ 814,994
不良債権処理額	28	△1,306,320	△ 437,086	△ 869,234
貸出金償却	29	△ 697,941	△ 131,597	△ 566,344
個別貸倒引当金繰入額	30	△ 474,155	△ 474,155	―
共同債権買取機構売却損	31		806	△ 806
貸出債権売却損等	32	△ 138,052	164,031	△ 302,083
特定海外債権引当勘定繰入額	33	3,828	3,828	―
株式等損益	34	△ 118,727	△ 222,594	103,867
株式等売却益	35	113,059	△ 38,111	151,170
株式等売却損	36	△ 4,206	32,371	△ 36,577
株式等償却	37	△ 227,580	△ 216,856	△ 10,724
その他臨時損益	38	61,394	111,021	△ 49,627
経常利益	39	△ 71,680	△ 256,818	185,138
特別損益	40	△ 28,398	△ 162,105	133,707
うち動産不動産処分損益	41	△ 12,495	△ 642	△ 11,853
動産不動産処分益	42	1,381	3	1,378
動産不動産処分損	43	△ 13,877	△ 645	△ 13,232
うち退職給付会計基準変更時差異償却	44	△ 16,001	3,472	△ 19,473
うち貸倒引当金戻入益	45	―	△ 65,342	65,342
個別貸倒引当金繰入額	46	―	276,402	△ 276,402
一般貸倒引当金戻入益	47	―	△ 337,937	337,937
特定海外債権引当勘定戻入益	48	―	△ 3,807	3,807
うち債権売却損失引当金戻入益	49		△ 488	488
うち東京都銀行税還付税金・還付加算金	50		△ 40,363	40,363
うち厚生年金基金の代行部分返上益	51		△ 59,095	59,095
税引前当期純利益	52	△ 100,079	△ 418,925	318,846
法人税、住民税及び事業税	53	△ 6,379	6,373	△ 12,752
還付法人税等	54	8,184	8,184	―
法人税等調整額	55	△ 38,579	△ 33,599	△ 4,980
当期純利益	56	△ 136,854	△ 437,967	301,113

与信関係費用（24＋28＋45＋49）	57	△ 954,843	△ 151,440	△ 803,403

（注）　記載金額は百万円未満を切り捨てて表示しております。また、金額が損失又は減益には△を付しております。

【連結】

（金額単位　百万円）

		１６年度	１５年度比	１５年度
連結粗利益	1	2,024,990	△ 44,511	2,069,501
資金利益	2	1,171,342	△ 109,728	1,281,070
信託報酬	3	2,609	2,275	334
役務取引等利益	4	516,109	91,933	424,176
特定取引利益	5	144,387	△ 159,707	304,094
その他業務利益	6	190,540	130,715	59,825
営業経費	7	△ 852,715	13,834	△ 866,549
不良債権処理額	8	△1,196,797	△ 225,342	△ 971,455
貸出金償却	9	△ 759,399	△ 99,017	△ 660,382
個別貸倒引当金繰入額	10	△ 493,947	△ 493,947	―
一般貸倒引当金繰入額	11	201,216	201,216	―
その他	12	△ 144,666	166,406	△ 311,072
株式等損益	13	△ 101,918	△ 203,414	101,496
持分法による投資損益	14	27,142	11,442	15,700
その他	15	69,005	74,853	△ 5,848
経常利益	16	△ 30,293	△ 373,137	342,844
特別損益	17	△ 78,242	△ 140,291	62,049
うち貸倒引当金戻入益	18	―	△ 14,378	14,378
うち個別貸倒引当金繰入額	19	―	320,653	△ 320,653
うち一般貸倒引当金戻入益	20	―	△ 331,225	331,225
うち債権売却損失引当金戻入益	21		△ 489	489
税金等調整前当期純利益	22	△ 108,535	△ 513,429	404,894
法人税、住民税及び事業税	23	△ 30,638	△ 6,349	△ 24,289
還付法人税等	24	8,869	8,869	―
法人税等調整額	25	△ 52,912	△ 44,319	△ 8,593
少数株主利益	26	△ 50,983	△ 9,387	△ 41,596
当期純利益	27	△ 234,201	△ 564,615	330,414

（注）連結粗利益＝（資金運用収益－資金調達費用）＋信託報酬＋（役務取引等収益－役務取引等費用）
＋（特定取引収益－特定取引費用）＋（その他業務収益－その他業務費用）

与信関係費用（ 8 ＋ 18 ＋ 21 ）	28	△1,196,797	△ 240,211	△ 956,586

（ご参考）

（億円）

連結業務純益	29	10,144	△ 762	10,906

（注）連結業務純益＝三井住友銀行業務純益（一般貸倒引当金繰入前）＋他の連結会社の経常利益（臨時要因調整後）
＋持分法適用会社経常利益×持分割合－内部取引（配当等）

（連結対象会社数）

（単位　社）

		17年３月末	16年３月末比	16年３月末
連結子会社数	30	167	2	165
持分法適用会社数	31	53	5	48

2．職員一人当たり業務純益・粗利経費率　【三井住友銀行単体】

（単位　百万円、％）

	16年度	15年度比	15年度
業務純益（一般貸倒引当金繰入前）	940,495	△ 59,637	1,000,132
職員一人当たり（千円）	53,754	134	53,620
業　務　純　益	1,291,972	291,840	1,000,132
職員一人当たり（千円）	73,843	20,223	53,620
業務純益（一般貸倒繰入前・除く国債等債券損益）	962,086	△ 15,305	977,391
職員一人当たり（千円）	54,988	2,587	52,401

	16年度	15年度比	15年度
粗　利　経　費　率	38.2	1.3	36.9

（注）1. 職員は、執行役員（取締役兼務者は除く）及び海外の現地採用者を含み、臨時雇員、嘱託及び出向者を除いております。
2. 職員一人当たり算出の職員数は、平均人員数。
3. 粗利経費率＝経費（除く臨時処理分）／業務粗利益

3．国内利鞘　【三井住友銀行単体】

（単位　％）

	16年度	15年度比	15年度
資金運用利回（A）	1.45	0.00	1.45
貸出金利回（C）	1.78	＋ 0.03	1.75
有価証券利回	0.68	＋ 0.09	0.59
資金調達原価（B）	0.84	＋ 0.01	0.83
資金調達利回	0.09	0.00	0.09
預金等利回（D）	0.02	0.00	0.02
外部負債利回	0.27	＋ 0.04	0.23
経費率	0.75	＋ 0.01	0.74
総資金利鞘（A）－（B）	0.61	△ 0.01	0.62
預貸金利鞘（C）－（D）	1.76	＋ 0.03	1.73

4．有価証券関係損益　【三井住友銀行単体】

（金額単位　百万円）

	16年度	15年度比	15年度
国債等債券損益	△ 21,590	△ 44,331	22,741
売却益	80,794	△ 46,151	126,945
売却損	△102,343	1,748	△104,091
償還益	263	206	57
償還損	△ 61	△ 6	△ 55
償却	△ 243	△ 129	△ 114

	16年度	15年度比	15年度
株式等損益	△118,727	△222,594	103,867
売却益	113,059	△ 38,111	151,170
売却損	△ 4,206	32,371	△ 36,577
償却	△227,580	△216,856	△ 10,724

5．有価証券の評価損益

（1）有価証券の評価基準

売買目的有価証券		時価法（評価差額を損益処理）
満期保有目的有価証券		償却原価法
その他有価証券	時価のあるもの	時価法（評価差額(注)を全部資本直入法により処理）
	時価のないもの	原価法又は償却原価法
子会社株式及び関連会社株式		原価法

（注）時価ヘッジの適用等により損益に反映させた額は、資本直入処理の対象から控除されます。

（ご参考）金銭の信託中の有価証券

運用目的の金銭の信託		時価法（評価差額を損益処理）
その他の金銭の信託	時価のあるもの	時価法（評価差額を全部資本直入法により処理）
	時価のないもの	原価法又は償却原価法

（2）評価損益

【三井住友銀行単体】 （金額単位　百万円）

	17年３月末				16年３月末		
	評価損益	16年3月末比	評価益	評価損	評価損益	評価益	評価損
満期保有目的	△ 1,844	5,802	2,089	△ 3,933	△ 7,646	2,618	△ 10,265
子会社・関連会社株式	60,343	18,647	60,690	△ 347	41,696	41,696	―
その他有価証券	651,385	95,239	750,143	△ 98,757	556,146	757,072	△200,925
株式	667,326	16,225	708,643	△ 41,317	651,101	711,514	△ 60,413
債券	7,700	109,590	27,343	△ 19,642	△101,890	16,211	△118,101
その他	△ 23,641	△ 30,576	14,155	△ 37,797	6,935	29,346	△ 22,410
その他の金銭の信託	204	83	300	△ 95	121	222	△ 100
合　計	710,088	119,770	813,222	△103,133	590,318	801,610	△211,291
株式	727,669	34,871	769,333	△ 41,664	692,798	753,211	△ 60,413
債券	5,360	115,776	28,925	△ 23,565	△110,416	17,950	△128,366
その他	△ 22,941	△ 30,878	14,963	△ 37,904	7,937	30,448	△ 22,510

（注）1.　「有価証券」のほか、「現金預け金」中の譲渡性預け金も含めております。
2.　株式のうち子会社・関連会社株式に該当しないものについては期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいております。
3.　その他有価証券及びその他の金銭の信託については、時価評価しておりますので、上記の表上は、貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。
なお、17年３月末のその他有価証券の評価損益のうち、時価ヘッジの適用により収益に計上した額が469百万円、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を収益に計上した額が82百万円ありますので、資本直入処理の対象となる額は、551百万円控除されます。また、16年３月末のその他有価証券の評価損益のうち、時価ヘッジの適用により収益に計上した額が23,452百万円ありますので、資本直入処理の対象となる額は、同額控除されます。

【連結】 （金額単位　百万円）

	17年３月末				16年３月末		
	評価損益	16年3月末比	評価益	評価損	評価損益	評価益	評価損
満期保有目的	△ 1,818	5,607	2,114	△ 3,933	△ 7,425	2,840	△ 10,266
その他有価証券	696,339	120,727	801,356	△105,017	575,612	787,517	△211,904
株式	705,053	35,269	750,480	△ 45,426	669,784	736,878	△ 67,094
債券	14,961	118,217	34,971	△ 20,010	△103,256	18,590	△121,847
その他	△ 23,675	△ 32,759	15,903	△ 39,579	9,084	32,047	△ 22,963
その他の金銭の信託	204	83	300	△ 95	121	222	△ 100
合　計	694,724	126,416	803,771	△109,046	568,308	790,580	△222,271
株式	705,053	35,269	750,480	△ 45,426	669,784	736,878	△ 67,094
債券	12,621	124,404	36,554	△ 23,932	△111,783	20,330	△132,113
その他	△ 22,950	△ 33,257	16,735	△ 39,686	10,307	33,371	△ 23,063

（注）1.　「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めております。
2.　株式については主に期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいております。
3.　その他有価証券及びその他の金銭の信託については、時価評価しておりますので、上記の表上は、連結貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。
なお、17年３月末のその他有価証券の評価損益のうち、時価ヘッジの適用により収益に計上した額が469百万円、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を収益に計上した額が82百万円ありますので、資本直入処理の対象となる額は、551百万円控除されます。また、16年３月末のその他有価証券の評価損益のうち、時価ヘッジの適用により収益に計上した額が23,452百万円ありますので、資本直入

６．　デリバティブ取引（繰延ヘッジ会計適用分）の概要　【三井住友銀行単体】

（金額単位　億円）

	17年３月末				16年３月末			
	資産	負債	ネット資産	ネット繰延利益	資産	負債	ネット資産	ネット繰延利益
金利スワップ	577	529	48	△　742	990	1,065	△　75	△　591
通貨スワップ	11	97	△　86	28	15	39	△　24	47
その他	75	57	18	121	23	73	△　50	16
合計	663	683	△　20	△　593	1,028	1,177	△　149	△　528

（注）1. デリバティブ取引については、時価をもって貸借対照表価額としております。
2. ヘッジ会計の方法として、金融商品会計実務指針に基づく個別の繰延ヘッジ又は時価ヘッジのほか、日本公認会計士協会業種別監査委員会報告第24号及び第25号に基づく銀行業固有の繰延ヘッジを適用しております。

(補足)金利スワップ(繰延ヘッジ会計適用分)の残存期間別想定元本は以下のとおりであります。

（金額単位　億円）

	17年３月末				16年３月末			
	１年以内	１年超5年以内	5年超	合計	１年以内	１年超5年以内	5年超	合計
受取固定･支払変動	73,047	169,472	31,708	274,227	37,689	201,680	43,076	282,445
受取変動･支払固定	9,498	59,954	32,703	102,155	8,650	30,899	44,604	84,153
受取変動･支払変動	1,550	4,520	508	6,578	10	6,130	508	6,648
金利ｽﾜｯﾌﾟ想定元本合計	84,095	233,946	64,919	382,960	46,349	238,709	88,188	373,246

７．退職給付関連

（１）退職給付債務残高

【三井住友銀行単体】　（金額単位　百万円）

		17年３月末	16年３月末比	16年３月末
退職給付債務残高	（A）	828,560	754	827,806
（割引率）		（　2.5%）	（　－　）	（　2.5%）
年金資産時価総額	（B）	885,410	200,661	684,749
退職給付引当金	（C）	－	△　11,748	11,748
前払年金費用	（D）	157,463	145,069	12,394
会計基準変更時差異の未処理額	（E）	－	△　16,001	16,001
未認識過去勤務債務（債務の減額）	（F）	△　68,239	9,240	△　77,479
未認識数理計算上の差異	(A-B-C+D-E-F)	168,853	△　36,327	205,180

（ご参考）【連結】　（金額単位　百万円）

		17年３月末	16年３月末比	16年３月末
退職給付債務残高	（A）	891,311	△　1,110	892,421
年金資産時価総額	（B）	908,453	199,100	709,353
退職給付引当金	（C）	34,792	△　6,050	40,842
前払年金費用	（D）	157,924	144,875	13,049
会計基準変更時差異の未処理額	（E）	－	△　17,876	17,876
未認識過去勤務債務（債務の減額）	（F）	△　69,163	8,859	△　78,022
未認識数理計算上の差異	(A-B-C+D-E-F)	175,153	△　40,267	215,420

（２）退職給付費用

【三井住友銀行単体】　（金額単位　百万円）

	16年度	15年度比	15年度
退職給付費用	53,678	△　28,538	82,216
勤務費用	17,621	△　3,780	21,401
利息費用	20,695	△　10,676	31,371
期待運用収益	△　20,648	2,023	△　22,671
会計基準変更時差異処理額（５年均等償却）	16,001	△　3,472	19,473
過去勤務債務の損益処理額	△　9,239	△　2,731	△　6,508
数理計算上の差異の損益処理額	25,293	△　9,685	34,978
その他	3,955	△　215	4,170

代行返上益		△　59,095	59,095

（ご参考）【連結】　（金額単位　百万円）

	16年度	15年度比	15年度
退職給付費用	66,788	△　26,654	93,442

８．自己資本比率　【連結】

（単位　億円、％）

	17年３月末［速報値］	16年３月末比	16年３月末
（１）自己資本比率	9.94	△　1.43	11.37
（２）Tier Ⅰ	32,623	△　3,093	35,716
うちその他有価証券の評価差損	―	―	―
（３）Tier Ⅱ	32,623	△　1,542	34,165
①Tier Ⅱに算入された有価証券含み益	3,171	677	2,494
②Tier Ⅱに算入された土地再評価差額金	671	△　14	685
③Tier Ⅱに算入された一般貸倒引当金	6,335	△　1,066	7,401
④Tier Ⅱに算入された劣後ローン(社債)残高	22,446	△　1,140	23,586
（４）控除項目	5,044	2,536	2,508
（５）自己資本（2）＋（3）－（4）	60,201	△　7,173	67,374
（６）リスクアセット	605,526	13,486	592,040

９．ＲＯＥ

【三井住友銀行単体】

（単位　％）

	16年度	15年度比	15年度
業務純益（一般貸倒引当金繰入前）ベース	61.6	△　15.8	77.4
業務純益ベース	84.9	7.5	77.4
当期純利益ベース	△　9.9	△　32.4	22.5

【連結】

（単位　％）

	16年度	15年度比	15年度
当期純利益ベース	△ 23.0	△　54.7	31.7

(注) ＲＯＥ＝ $\frac{\text{(当期純利益等 － 優先株式配当金総額)}}{\{\text{(期首株主資本－期首発行済優先株式数×発行価額)＋(期末株主資本－期末発行済優先株式数×発行価額)}\}\div 2} \times 100$

（単位　％）

	16年度	15年度比	15年度
連結ベースＲＯＥ（完全希薄化後）	△ 8.0	△　20.0	12.0

（注）連結ベースＲＯＥ：普通株主資本に転換型優先株式を含めた完全希薄化後

１０．自己査定、開示及び償却・引当との関係　【三井住友銀行単体】

<17年３月末現在>　　　　　　　　　　　　　　　　　　　　　　　　　　(金額単位　億円)

自己査定の債務者区分	金融再生法に基づく開示債権	自己査定における分類区分 非分類	Ⅱ分類	Ⅲ分類	Ⅳ分類	引当金残高	引当率
破綻先 実質破綻先	破産更生債権及びこれらに準ずる債権 4,483① (16年3月末比 +867)	担保・保証等により回収可能部分 4,322(イ)		全額引当 161	全額償却(注１)	個別貸倒引当金 224 (注２)	100% (注３)
破綻懸念先	危険債権 9,244② (16年3月末比 △2,783)	担保・保証等により回収可能部分 3,484(ロ)		必要額を引当 5,760		個別貸倒引当金 5,452 (注２)	94.6% (注３)
要注意先	要管理債権 4,519③ (16年3月末比 △7,950) (要管理先債権)	要管理債権中の担保・保証等による保全部分 1,792(ハ)				要管理債権に対する一般貸倒引当金 1,246	45.0% (注３) 25.5%(注３)
要注意先	正常債権 534,526	要管理先債権以外の要注意先債権				一般貸倒引当金 4,176	6.7% [17.9%] (注４)
正常先		正常先債権					0.2% (注４)

総　計
552,772④

特定海外債権引当勘定
39

A＝①＋②＋③	B 担保・保証等により回収可能部分	C 左記以外 (A－B)		引当率
18,246⑤ (16年3月末比 △9,866) <不良債権比率 (⑤/④) 3.3%>	(イ＋ロ＋ハ) 9,598	8,648	D 個別貸倒引当金＋要管理債権に対する一般貸倒引当金 (注２) 6,922	(注５) D/C 80.0%

保全率＝（B＋D）／A　90.5%

（注１）　直接減額 15,318億円を含む。
（注２）　金融再生法開示対象外の資産に対する引当を一部含む（破綻先・実質破綻先 63億円、破綻懸念先 75億円）。
（注３）　「破綻先」、「実質破綻先」、「破綻懸念先」、「要管理先債権」及び「要注意先債権(要管理先債権を含む)」は、担保・保証等により回収可能部分の金額を除いた残額に対する引当率。
（注４）　「正常先債権」及び「要管理先債権以外の要注意先債権」は、債権額に対する引当率。
但し、「要管理先債権以外の要注意先債権」について、[　]内に、担保・保証等により回収可能部分の金額を除いた残額に対する引当率を記載。
（注５）　担保・保証等により回収可能部分の金額を除いた残額に対する引当率。

１１．リスク管理債権の状況

【三井住友銀行単体】

（金額単位　百万円）

		17年３月末	16年３月末比	16年３月末
リスク管理債権	破綻先債権	45,931	△ 21,252	67,183
	延滞債権	1,238,022	△ 222,765	1,460,787
	３カ月以上延滞債権	26,902	△ 20,716	47,618
	貸出条件緩和債権	425,006	△ 774,295	1,199,301
	合計	1,735,863	△1,039,026	2,774,889
	直接減額実施額	1,504,601	638,807	865,794
貸出金残高（末残）		50,067,586	△ 742,558	50,810,144

（単位　%）

		17年３月末	16年３月末比	16年３月末
貸出金残高比	破綻先債権	0.1	0.0	0.1
	延滞債権	2.5	△ 0.4	2.9
	３カ月以上延滞債権	0.1	0.0	0.1
	貸出条件緩和債権	0.8	△ 1.6	2.4
	合計	3.5	△ 2.0	5.5

【連結】

（金額単位　百万円）

		17年３月末	16年３月末比	16年３月末
リスク管理債権	破綻先債権	68,337	△ 28,076	96,413
	延滞債権	1,398,964	△ 368,898	1,767,862
	３カ月以上延滞債権	29,441	△ 22,097	51,538
	貸出条件緩和債権	730,701	△ 651,467	1,382,168
	合計	2,227,445	△1,070,536	3,297,981
	直接減額実施額	1,723,798	545,543	1,178,255
貸出金残高（末残）		54,799,805	△ 582,995	55,382,800

（単位　%）

		17年３月末	16年３月末比	16年３月末
貸出金残高比	破綻先債権	0.1	△ 0.1	0.2
	延滞債権	2.6	△ 0.6	3.2
	３カ月以上延滞債権	0.1	0.0	0.1
	貸出条件緩和債権	1.3	△ 1.2	2.5
	合計	4.1	△ 1.9	6.0

１２．貸倒引当金等の状況

【三井住友銀行単体】　（金額単位　百万円）

	17年３月末	16年３月末比	16年３月末
貸倒引当金	989,121	△　261,630	1,250,751
一般貸倒引当金	417,555	△　351,478	769,033
個別貸倒引当金	567,636	93,677	473,959
特定海外債権引当勘定	3,930	△　3,828	7,758
直接減額実施額	1,531,846	642,485	889,361

【連結】　（金額単位　百万円）

	17年３月末	16年３月末比	16年３月末
貸倒引当金	1,273,560	△　148,926	1,422,486
一般貸倒引当金	633,515	△　204,164	837,679
個別貸倒引当金	636,114	59,067	577,047
特定海外債権引当勘定	3,930	△　3,828	7,758
直接減額実施額	1,782,244	546,096	1,236,148

１３．リスク管理債権に対する引当率

【三井住友銀行単体】　（単位　%）

	17年３月末	16年３月末比	16年３月末
直接減額実施前	77.8	19.0	58.8
直接減額実施後	57.0	11.9	45.1

【連結】　（単位　%）

	17年３月末	16年３月末比	16年３月末
直接減額実施前	77.3	17.9	59.4
直接減額実施後	57.2	14.1	43.1

（注）リスク管理債権に対する引当率＝貸倒引当金／リスク管理債権

１４．金融再生法開示債権と保全状況

【三井住友銀行単体】

（単位　百万円、%）

	17年３月末	16年３月末比	16年３月末
破産更生債権及びこれらに準ずる債権	448,261	86,619	361,642
危険債権	924,451	△ 278,222	1,202,673
要管理債権	451,909	△ 795,010	1,246,919
合計（A）	1,824,622	△ 986,612	2,811,234
正常債権	53,452,547	578,194	52,874,353
総計（B）	55,277,169	△ 408,418	55,685,587
不良債権比率（A／B）	3.3	△ 1.7	5.0
直接減額実施額	1,531,846	642,485	889,361

（注）金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。

（金額単位　百万円）

	17年３月末	16年３月末比	16年３月末
保全額（C）	1,651,942	△ 640,086	2,292,028
貸倒引当金（注）（D）	692,182	△ 69,299	761,481
担保保証等（E）	959,760	△ 570,787	1,530,547

（注）貸倒引当金には、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額を計上しております。

（単位　%）

保全率（C）／（A）	90.5	9.0	81.5
貸倒引当金総額を分子に算入した場合の保全率	106.8	7.9	98.9

（単位　%）

担保保証等控除後の開示債権に対する引当率（D）／（A－E）	80.0	20.5	59.5
貸倒引当金総額を分子に算入した場合の引当率	114.4	16.7	97.7

【連結】

（単位　百万円、%）

	17年３月末	16年３月末比	16年３月末
破産更生債権及びこれらに準ずる債権	480,968	△ 4,896	485,864
危険債権	1,074,240	△ 334,911	1,409,151
要管理債権	767,797	△ 673,385	1,441,182
合計（A）	2,323,006	△1,013,191	3,336,197
正常債権	57,094,775	967,225	56,127,550
総計（B）	59,417,781	△ 45,966	59,463,747
不良債権比率（A／B）	3.9	△ 1.7	5.6

（金額単位　百万円）

	17年３月末	16年３月末比	16年３月末
保全額（C）	2,043,042	△ 620,734	2,663,776
貸倒引当金（D）	761,198	△ 76,151	837,349
担保保証等（E）	1,281,844	△ 544,583	1,826,427

（単位　%）

保全率（C）／（A）	87.9	8.1	79.8
貸倒引当金総額を分子に算入した場合の保全率	110.0	12.6	97.4

（単位　%）

担保保証等控除後の開示債権に対する引当率（D）／（A－E）	73.1	17.6	55.5
貸倒引当金総額を分子に算入した場合の引当率	122.3	28.1	94.2

（ご参考）不良債権のオフバランス化の実績　【三井住友銀行単体】

1．１２年度上期以前発生分

(1)破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	12年度上期末	12年度下期末	13年度上期末	13年度下期末	14年度上期末	14年度下期末	15年度上期末	15年度下期末	16年度上期末	16年度下期末	増減	
破産更生等債権	6,530	4,752	3,795	2,833	2,403	1,445	996	289	326	179	△ 147	
危険債権	25,948	13,616	10,557	8,483	6,611	2,556	1,923	433	140	93	△ 47	
合計	32,478	18,368	14,352	11,316	9,014	4,001	2,919	722	466	272	△ 194	(A)
うちオフバランス化につながる措置額						1,512	1,200	297	205	103		

（注）オフバランス化につながる措置とは、法的整理、法的整理に準ずる措置、ｸﾞｯﾄﾞｶﾝﾊﾟﾆｰ･ﾊﾞｯﾄﾞｶﾝﾊﾟﾆｰへの会社分割、個人･中小企業向け小口債権の部分直接償却、企業の再生等を信託の目的とし信託終了までにオフバランス化が図られるＲＣＣへの信託を指す。

(2)オフバランス化の実績

（金額単位　億円）

	16年度下期	
清算型処理	△ 30	
再建型処理	△ 26	
再建型処理に伴う業況改善	-	
債権流動化	△ 166	
直接償却	155	
その他	△ 127	
回収・返済等	△ 113	
業況改善	△ 14	
合計	△ 194	(A)

（注）1．「清算型処理」とは、清算型倒産手続（破産、特別清算）による債権切捨て・債権償却をいう。
2．「再建型処理」とは、再建型倒産手続（会社更生、民事再生、和議、会社整理）による債権切捨て、特定調停等民事調停による債権放棄及び私的整理による債権放棄をいう。
3．「再建型処理に伴う業況改善」は13年３月期の公表においては、「その他」に計上していた。

2．１２年度下期発生分

(1)破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	12年度下期末	13年度上期末	13年度下期末	14年度上期末	14年度下期末	15年度上期末	15年度下期末	16年度上期末	16年度下期末	増減	
破産更生等債権	1,188	1,422	577	521	290	227	55	40	57	17	
危険債権	5,926	2,697	1,452	1,127	819	538	202	154	63	△ 91	
合計	7,114	4,119	2,029	1,648	1,109	765	257	194	120	△ 74	(B)
うちオフバランス化につながる措置額					234	184	43	31	55		

(2)オフバランス化の実績

（金額単位　億円）

	16年度下期	
清算型処理	-	
再建型処理	-	
再建型処理に伴う業況改善	-	
債権流動化	△ 49	
直接償却	28	
その他	△ 53	
回収・返済等	△ 53	
業況改善	△ 0	
合計	△ 74	(B)

3．１３年度上期発生分

(1)破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	13年度上期末	13年度下期末	14年度上期末	14年度下期末	15年度上期末	15年度下期末	16年度上期末	16年度下期末	増減	
破産更生等債権	566	766	660	417	325	191	120	84	△ 36	
危険債権	3,325	2,369	1,631	995	687	176	103	37	△ 66	
合計	3,891	3,135	2,291	1,412	1,012	367	223	121	△ 102	(C)
うちオフバランス化につながる措置額				319	255	161	103	70		

(2)オフバランス化の実績

（金額単位　億円）

	16年度下期	
清算型処理	△ 0	
再建型処理	△ 4	
再建型処理に伴う業況改善	-	
債権流動化	△ 96	
直接償却	71	
その他	△ 73	
回収・返済等	△ 57	
業況改善	△ 16	
合計	△ 102	(C)

4．１３年度下期発生分

(1) 破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	13年度下期末	14年度上期末	14年度下期末	15年度上期末	15年度下期末	16年度上期末	16年度下期末	増　減	
破産更生等債権	806	964	605	984	593	528	166	△ 362	
危険債権	17,519	11,315	7,295	3,721	2,006	876	52	△ 824	
合計	18,325	12,279	7,900	4,705	2,599	1,404	218	△1,186	(D)
うちオフバランス化につながる措置額			561	306	160	77	64		

(2) オフバランス化の実績

（金額単位　億円）

	16年度下期
清算型処理	△ 69
再建型処理	-
再建型処理に伴う業況改善	-
債権流動化	△ 747
直接償却	△ 115
その他	△ 255
回収・返済等	△ 225
業況改善	△ 30
合計	△1,186 (D)

5．１４年度上期発生分

(1) 破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	14年度上期末	14年度下期末	15年度上期末	15年度下期末	16年度上期末	16年度下期末	増　減	
破産更生等債権	645	2,048	958	482	215	176	△ 39	
危険債権	4,839	1,536	1,119	440	192	83	△ 109	
合計	5,484	3,584	2,077	922	407	259	△ 148	(E)
うちオフバランス化につながる措置額		1,077	520	176	143	93		

(2) オフバランス化の実績

（金額単位　億円）

	16年度下期
清算型処理	△ 3
再建型処理	-
再建型処理に伴う業況改善	-
債権流動化	△ 57
直接償却	28
その他	△ 116
回収・返済等	△ 107
業況改善	△ 9
合計	△ 148 (E)

6．１４年度下期発生分

(1) 破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	14年度下期末	15年度上期末	15年度下期末	16年度上期末	16年度下期末	増　減	
破産更生等債権	444	893	415	227	206	△ 21	
危険債権	8,094	2,304	783	252	90	△ 162	
合計	8,538	3,197	1,198	479	296	△ 183	(F)
うちオフバランス化につながる措置額	407	803	294	89	84		

(2) オフバランス化の実績

（金額単位　億円）

	16年度下期
清算型処理	△ 13
再建型処理	△ 139
再建型処理に伴う業況改善	-
債権流動化	△ 84
直接償却	172
その他	△ 119
回収・返済等	△ 88
業況改善	△ 31
合計	△ 183 (F)

7．１５年度上期発生分

(1) 破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	15年度上期末	15年度下期末	16年度上期末	16年度下期末	増　減	
破産更生等債権	678	1,012	1,057	308	△ 749	
危険債権	6,020	1,728	304	125	△ 179	
合計	6,698	2,740	1,361	433	△ 928	(G)
うちオフバランス化につながる措置額	441	663	531	142		

(2) オフバランス化の実績

（金額単位　億円）

	16年度下期
清算型処理	△ 2
再建型処理	△ 2
再建型処理に伴う業況改善	-
債権流動化	△ 228
直接償却	△ 6
その他	△ 690
回収・返済等	△ 671
業況改善	△ 19
合計	△ 928 (G)

8．１５年度下期発生分

(1) 破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	15年度下期末	16年度上期末	16年度下期末	増　減	
破産更生等債権	579	1,601	1,045	△ 556	
危険債権	6,259	468	123	△ 345	
合計	6,838	2,069	1,168	△ 901	(H)
うちオフバランス化につながる措置額	532	806	543		

(2) オフバランス化の実績

（金額単位　億円）

	16年度下期
清算型処理	△ 9
再建型処理	△ 20
再建型処理に伴う業況改善	-
債権流動化	△ 253
直接償却	66
その他	△ 685
回収・返済等	△ 601
業況改善	△ 84
合計	△ 901 (H)

9．１６年度上期発生分

(1) 破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	16年度上期末	16年度下期末	増　減	
破産更生等債権	1,697	840	△ 857	
危険債権	8,752	4,741	△4,011	
合計	10,449	5,581	△4,868	(I)
うちオフバランス化につながる措置額	568	679		

(2) オフバランス化の実績

（金額単位　億円）

	16年度下期
清算型処理	△ 4
再建型処理	△ 912
再建型処理に伴う業況改善	△1,071
債権流動化	△ 363
直接償却	△ 443
その他	△2,075
回収・返済等	△2,009
業況改善	△ 66
合計	△4,868 (I)

１０．１６年度下期発生分

(1)破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	16年度下期末
破産更生等債権	1,422
危険債権	3,837
合計	5,259

うちオフバランス化につながる措置額	188

○破綻懸念先以下（金融再生法基準）の債権残高推移

（金額単位　億円）

	12年度上期末	12年度下期末	13年度上期末	13年度下期末	14年度上期末	14年度下期末	15年度上期末	15年度下期末	16年度上期末	16年度下期末	増減
破産更生等債権	6,530	5,940	5,783	4,982	5,193	5,249	5,061	3,616	5,811	4,483	△1,328
危険債権	25,948	19,541	16,579	29,823	25,523	21,295	16,312	12,027	11,241	9,244	△1,997
合計	32,478	25,481	22,362	34,805	30,716	26,544	21,373	15,643	17,052	13,727	△3,325
うちオフバランス化につながる措置額						4,110	3,709	2,326	2,553	2,021	

（ご参考）オフバランス化の実績(16年度下期合計)

（金額単位　億円）

		16年度下期
清算型処理		△　130
再建型処理		△1,103
再建型処理に伴う業況改善		△1,071
債権流動化		△2,043
直接償却		△　44
その他		△4,193
	回収・返済等	△3,924
	業況改善	△　269
合計　(A)+(B)+(C)+(D)+(E)+(F)+(G)+(H)+(I)		△8,584

１５．業種別貸出状況等　【三井住友銀行単体】

（１）業種別貸出金

（金額単位　百万円）

	17年３月末	16年３月末比	16年３月末
国内店分（除く特別国際金融取引勘定）	46,673,647	△1,277,875	47,951,522
製造業	5,321,715	△ 472,476	5,794,191
農業、林業、漁業及び鉱業	125,574	△ 8,259	133,833
建設業	1,618,372	△ 98,812	1,717,184
運輸、情報通信、公益事業	2,737,386	△ 397,327	3,134,713
卸売・小売業	5,310,881	△ 181,287	5,492,168
金融・保険業	5,158,754	266,228	4,892,526
不動産業	5,982,960	△1,012,100	6,995,060
各種サービス業	5,705,901	235,014	5,470,887
地方公共団体	583,515	△ 104,644	688,159
その他	14,128,584	495,788	13,632,796
海外店分及び特別国際金融取引勘定分	3,393,938	535,316	2,858,622
政府等	75,824	12,170	63,654
金融機関	237,276	9,883	227,393
商工業	2,994,018	598,029	2,395,989
その他	86,819	△ 84,764	171,583
合計	50,067,586	△ 742,558	50,810,144

うちリスク管理債権　（金額単位　百万円）

	17年３月末	16年３月末比	16年３月末
国内店分（除く特別国際金融取引勘定）	1,703,591	△1,006,222	2,709,813
製造業	81,283	△ 244,657	325,940
農業、林業、漁業及び鉱業	725	△ 399	1,124
建設業	342,152	235,058	107,094
運輸、情報通信、公益事業	33,373	△ 50,953	84,326
卸売・小売業	103,341	△ 262,700	366,041
金融・保険業	94,509	41,501	53,008
不動産業	396,542	△ 601,089	997,631
各種サービス業	450,201	△ 83,678	533,879
地方公共団体	－	－	－
その他	201,462	△ 39,308	240,770
海外店分及び特別国際金融取引勘定分	32,272	△ 32,804	65,076
政府等	111	△ 11,308	11,419
金融機関	267	△ 456	723
商工業	31,894	△ 21,040	52,934
その他	－	－	－
合計	1,735,863	△1,039,026	2,774,889

（２）業種別金融再生法開示債権及び引当率

（単位　百万円、％）

	17年３月末	引当率	16年３月末比	16年３月末
国内店分（除く特別国際金融取引勘定）	1,787,815	79.6	△　952,467	2,740,282
製造業	85,454	67.0	△　243,011	328,465
農業、林業、漁業及び鉱業	725	79.2	△　401	1,126
建設業	396,298	85.8	289,031	107,267
運輸、情報通信、公益事業	36,204	60.6	△　49,209	85,413
卸売・小売業	105,012	69.5	△　263,805	368,817
金融・保険業	95,837	69.8	41,127	54,710
不動産業	408,551	59.9	△　608,177	1,016,728
各種サービス業	456,023	85.6	△　78,435	534,458
地方公共団体	－	－	－	－
その他	203,705	100.0	△　39,593	243,298
海外店分及び特別国際金融取引勘定分	36,807	94.9	△　34,145	70,952
政府等	111	88.7	△　11,308	11,419
金融機関	462	89.3	△　261	723
商工業	36,234	95.0	△　22,576	58,810
その他	－	－	－	－
合計	1,824,622	80.0	△　986,612	2,811,234

（注）１．金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。
２．引当率＝貸倒引当金／担保保証等控除後債権×１００
貸倒引当金は、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額であります。

（３）消費者ローン残高

（金額単位　百万円）

	17年３月末	16年３月末比	16年３月末
消費者ローン残高	14,230,648	354,770	13,875,878
住宅ローン残高	13,240,449	515,408	12,725,041
うち自己居住用の住宅ローン残高	9,451,330	559,755	8,891,575
その他ローン残高	990,198	△　160,639	1,150,837

（４）中小企業等に対する貸出金

（単位　百万円、％）

	17年３月末	16年３月末比	16年３月末
中小企業等貸出金残高	35,291,150	△　136,684	35,427,834
中小企業等貸出金比率	75.6	1.7	73.9

（注）貸出金残高には、海外店分及び特別国際金融取引勘定分を含めておりません。

国別貸出状況等　【三井住友銀行単体】

（１）特定海外債権残高

（単位　百万円、ヶ国）

	17年３月末	16年３月末比	16年３月末
債　権　額	40,164	△　34,524	74,688
対　象　国　数	5	△　1	6

（２）貸出金の主要地域別残高

①アジア主要国向け

（金額単位　百万円）

	17年３月末	16年３月末比	16年３月末
インドネシア	64,013	△　17,164	81,177
うちリスク管理債権	3,317	△　14,948	18,265
タイ	222,975	8,388	214,587
うちリスク管理債権	745	△　1,232	1,977
韓国	194,913	1,966	192,947
うちリスク管理債権	1,089	△　356	1,445
香港	219,904	10,364	209,540
うちリスク管理債権	322	△　2,922	3,244
中国	254,890	106,217	148,673
うちリスク管理債権	198	△　224	422
シンガポール	246,741	30,518	216,223
うちリスク管理債権	838	210	628
インド	16,765	△　7,920	24,685
うちリスク管理債権	1,059	△　2,043	3,102
マレーシア	87,074	31,113	55,961
うちリスク管理債権	502	45	457
パキスタン	2,024	△　827	2,851
うちリスク管理債権	1,219	19	1,200
その他	83,129	17,947	65,182
うちリスク管理債権	－	－	－
合　計	1,392,432	180,602	1,211,830
うちリスク管理債権	9,289	△　21,451	30,740

（注）　１．債務者所在国を基準に集計しております。（以下同様）
　　　　２．リスク管理債権は、海外店分及び特別国際金融取引勘定分を集計しております。（以下同様）

②中南米主要国向け

（金額単位　百万円）

	17年３月末	16年３月末比	16年３月末
チリ	2,152	△　1,972	4,124
うちリスク管理債権	－	－	－
コロンビア	4,533	△　1,741	6,274
うちリスク管理債権	372	△　113	485
メキシコ	34,127	14,030	20,097
うちリスク管理債権	－	△　634	634
アルゼンチン	56	△　637	693
うちリスク管理債権	－	－	－
ブラジル	50,773	6,313	44,460
うちリスク管理債権	－	－	－
ベネズエラ	6,262	△　693	6,955
うちリスク管理債権	－	－	－
パナマ	167,762	△　11,446	179,208
うちリスク管理債権	－	－	－
その他	3,669	2,696	973
うちリスク管理債権	111	2	109
合　計	269,336	6,549	262,787
うちリスク管理債権	483	△　745	1,228

③ロシア向け

（金額単位　百万円）

	17年３月末	16年３月末比	16年３月末
ロシア	11,734	7,012	4,722
うちリスク管理債権	－	－	－

（３）金融再生法開示債権の地域別構成

（単位　百万円、％）

	17年３月末			16年３月末
		引当率	16年３月末比	
海外店分及び特別国際金融取引勘定分	36,807	94.9	△ 34,145	70,952
アジア	12,815	83.8	△ 19,717	32,532
インドネシア	3,317	45.6	△ 14,948	18,265
香港	411	90.6	△ 2,833	3,244
インド	1,080	100.0	△ 2,515	3,595
中国	198	100.0	△ 224	422
その他	7,809	84.8	803	7,006
北米	22,758	100.0	△ 4,646	27,404
中南米	678	88.7	△ 3,264	3,942
西欧	556	45.3	△ 6,518	7,074
東欧	－	－	－	－

（注）1. 金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。
2. 引当率＝貸倒引当金／担保保証等控除後債権×１００
貸倒引当金は、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額であります。
3. 債権額は債務者所在国を基準に集計しております。

１７．預金、貸出金の残高等　【三井住友銀行単体】

（１）預金、貸出金の残高

（単位　百万円、％）

	16年度		15年度
		15年度比	
預　金　（末残）	62,788,328	2,720,911	60,067,417
預　金　（平残）	61,411,281	3,246,867	58,164,414
うち国内業務部門	54,621,893	2,135,942	52,485,951
平均利回	0.02	0.00	0.02
貸出金　（末残）	50,067,586	△ 742,558	50,810,144
貸出金　（平残）	50,808,908	△3,436,041	54,244,949
うち国内業務部門	46,859,345	△3,615,888	50,475,233
平均利回	1.78	0.03	1.75

（注）預金には、譲渡性預金を含めておりません。

（２）預金者別預金残高

（金額単位　百万円）

	17年３月末		16年３月末
		16年３月末比	
国内総預金	60,609,630	1,930,428	58,679,202
個　人	32,154,014	522,180	31,631,834
法　人	28,455,616	1,408,248	27,047,368

（注）本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

（ご参考）

（金額単位　百万円）

	17年３月末		16年３月末
		16年３月末比	
投資信託預り残高	2,348,227	342,543	2,005,684
うち個人向け	2,264,844	344,820	1,920,024

（注）投資信託預り残高は約定基準で、期末の各ファンドの純資産残高に基づいて計上しております。

１８．その他参考計数　【三井住友銀行単体】

（１）債権放棄

（単位　社、億円）

	16年度
社数	6
債権放棄額（債権額）	1,363

（注）法的処理に伴う債権放棄は含んでおりません。

（２）「その他有価証券」中の株式の残高及び売却実績

残高　（金額単位　億円）

	17年３月末
貸借対照表価額	29,871
取得原価	23,198

（金額単位　億円）

	16年度
売却実績	約△3,400

１９．役員数・従業員数の状況　【三井住友銀行単体】

（単位　人）

	17年３月末	16年３月末比	16年３月末	17年３月末 健全化計画
取締役･監査役（注1）	25	1	24	28
従業員数　（注2）	21,020	△　1,328	22,348	21,300

（注）1. 三井住友フィナンシャルグループの取締役・監査役を含めております。
2. 従業員数は在籍ベースであり、事務職員、庶務職員、在籍出向者を含めております。役員、執行役員、嘱託、パート、派遣社員及び海外現地採用者を除いております。

２０．店舗数の状況　【三井住友銀行単体】

（単位　店、社）

	17年３月末	16年３月末比	16年３月末	17年３月末 健全化計画
国内本支店　（注1）	425	△　10	435	435
海外支店　（注2）	17	△　3	20	19
海外現地法人　（注3）	27	2	25	26

（注）1. 出張所、代理店、被振込専用支店、ＡＴＭ管理専門支店、外為事務部を除いております。
2. 出張所、駐在員事務所を除いております。
3. 出資比率５０％以下の法人を除いております。

２１．繰延税金資産　【三井住友銀行単体】

（１）繰延税金資産の計上額

（金額単位　億円）

		17年３月末	16年３月末比	16年３月末	（ご参考）一時差異等残高 17年３月末
①繰延税金資産合計（②－③）	1	18,258	△ 138	18,396	
②繰延税金資産小計	2	23,791	＋ 1,822	21,969	58,528
貸倒引当金	3	3,154	△ 1,139	4,293	7,764
貸出金償却	4	5,621	＋ 2,793	2,828	13,835
有価証券有税償却	5	5,330	＋ 1,544	3,786	13,118
退職給付引当金	6	769	△ 54	823	1,892
減価償却限度超過額	7	61	△ 10	71	150
その他有価証券評価差額金	8	－	－	－	－
税務上の繰越欠損金	9	8,228	△ 1,286	9,514	20,088
その他	10	628	△ 26	654	1,681
③評価性引当額	11	5,533	＋ 1,960	3,573	
④繰延税金負債	12	3,236	＋ 745	2,491	7,965
退職給付信託設定益	13	517	＋ 262	255	1,273
その他有価証券評価差額金	14	2,645	＋ 480	2,165	6,511
その他	15	74	＋ 3	71	181
繰延税金資産の計上額（①－④）	16	15,022	△ 883	15,905	
調整前課税所得の見積額に対応する額	17	16,941	△ 355	17,296	
将来解消見込が長期にわたる額等（注1）	18	726	△ 48	774	
14行目の繰延税金負債相当額（注2）	19	△ 2,645	△ 480	△ 2,165	
実効税率	20	40.63%	－	40.63%	

(注1) スケジューリング可能な一時差異のうち、その解消見積期間が５年を超えるもの（退職給付引当金、建物減価償却限度超過額等）に係る繰延税金資産については、回収可能性ありと判断される（「繰延税金資産の回収可能性の判断に関する監査上の取扱い」（日本公認会計士協会監査委員会報告第66号））。

(注2) 繰延税金資産は、その他有価証券評価差額がネット評価差益の場合に計上される繰延税金負債と相殺表示されるが、繰延税金資産の回収可能性の判断に当たっては、この繰延税金負債と相殺される前の繰延税金資産残高が判断対象となる（「その他有価証券の評価差額及び固定資産の減損損失に係る税効果会計の適用における監査上の取扱い」（日本公認会計士協会監査委員会報告第70号））。

（２）繰延税金資産の計上根拠

①計上基準 **実務指針の例示区分の４号但書**

（イ）当行には重要な税務上の繰越欠損金が存在するが、これは、デフレ環境が持続する中で、財務の健全性を早期に向上させるべく、以下のバランスシート改善策を実施した結果発生したものであり、非経常的な特別の原因に起因したものであると判断される。従って、実務指針（注1）５（1）の例示区分の４号但書に則り、将来の合理的な見積り可能期間（おおむね５年）内の課税所得見積額を限度として繰延税金資産を計上している。

(a)不良債権処理

「金融機関等の経営の健全性確保のための関係法律の整備に関する法律」（平成８年６月）による「早期是正措置」の導入(平成10年度)により、自己査定に基づいて償却・引当を行う体制を整備。
その後、景気低迷の長期化、国内外の経済環境が不透明な中で、資産劣化リスクへの対応力を高めるべく引当強化等の不良債権処理を積極的に実施。
また、平成14年10月に出された「金融再生プログラム」に基づき、平成16年度までに不良債権比率を半減すべく最終処理を加速させた結果、平成16年上期中に半減目標を前倒しで達成。その過程で、過去に実施した不良債権処理残高の無税化が進む一方で、新たに有税処理残高も発生している。この結果、有税による不良債権処理残高（注2）は、17/3末時点で約21,600億円に達している。

(b)株式含み損処理

株価の大幅かつ継続的な下落を踏まえ、株価変動リスクの削減、平成13年度に導入決定された株式保有制限の早期達成に向け、保有株式の圧縮を促進。
平成14年度に、保有株式の売切りによる約11,000億円の簿価圧縮を実施するとともに、減損処理及び合併差益を活用した処理により、保有株式の含み損約12,000億円を一挙的に処理。その結果、株式保有制限は平成14年度末時点で前倒し達成。
こうした施策の実施により、有価証券有税償却残高（注2）は高水準となったが（11/3末の約1,000億円→15/3末の約15,000億円）、売却促進により無税化も着実に進んでいる（16年度中の無税化実績：約1,300億円）。

（ロ）上記要因により、17/3末時点の税務上の繰越欠損金は約20,000億円となっているが、今後発生する課税所得によって、繰越期限までに確実に解消される見込みである。なお、過去において、重要な税務上の繰越欠損金の繰越期限切れは発生していない。

（注1）「繰延税金資産の回収可能性の判断に関する監査上の取扱い」（日本公認会計士協会監査委員会報告第66号）
（注2） 前頁表中の「一時差異等残高」に対応する計数である。

②将来の課税所得見積り可能期間 **５年**

③今後５年間の調整前課税所得の見積り累計額

（金額単位　億円）

		今後５年間の見積り累計額
業務純益（一般貸倒引当金繰入前）	1	52,110
A 税引前当期純利益	2	29,610
B 申告調整額（除く17/3末一時差異の解消額）	3	12,086
C 調整前課税所得（A＋B）	4	41,696
調整前課税所得に対応する繰延税金資産額	5	16,941

（前頁表中17行目に対応）

【基本的な考え方】

(1)有税残高等の一時差異の解消見込年度をスケジューリング

(2)今後５年間の調整前課税所得を保守的に見積り

①公表済の経営健全化計画（～18年度）を基礎とし、21年度までの収益計画を合理的に見積る

②上記計画計数に対し、将来予測の不確実性を勘案し、一定のストレス（減額調整）を付加

③上記収益計画に対応する申告調整額を加算し、調整前課税所得を算出

(3)上記により回収可能と判断される額に実効税率を乗じた額を、繰延税金資産として計上

（ご参考）過去５年間の法人税確定申告所得（繰越欠損金控除前）実績

（金額単位　億円）

	13/3期	14/3期	15/3期	16/3期	17/3期
確定申告所得(繰越欠損金控除前)	▲1,760	2,419	▲7,455	▲14,378	3,169

(注1) 「確定申告所得（繰越欠損金控除前）」＝「各年度の調整前課税所得」－「各年度における一時差異の無税化額」
(注2) 法人税の確定申告は６月末に行うため、17/3期は決算時点での見積り計数である。
(注3) 上記計数は、実務指針の例示区分の４号但書に規定する「非経常的な特別の原因」を含んでいるが、これを除けば各期とも課税所得を計上している。

22．平成17年度業績予想

株式会社三井住友フィナンシャルグループ

【単体】　(金額単位　億円)

	17年度予想		16年度実績
	中間期		
営業収益	160	540	2,588
経常利益	130	480	2,534
当期純利益	350	700	2,522

(金額単位　億円)

	17年度予想		16年度実績
	中間	年間	年間
配当金総額	—	464	444

1株当たり配当予想　(金額単位　円)

		17年度予想		16年度実績
		中間	年間	年間
普通株式		—	3,000	3,000
第一種優先株式		—	10,500	10,500
第二種優先株式		—	28,500	28,500
第三種優先株式		—	13,700	13,700
第四種優先株式	(第1～12回)	—	135,000	135,000
	(第13回)	—	—	67,500
第1回第六種優先株式		—	88,500	728

【連結】　(金額単位　億円)

	17年度予想		16年度実績
	中間期		
経常収益	16,000	33,000	35,808
経常利益	3,200	7,800	△ 303
当期純利益	2,100	4,600	△ 2,342

＜ご参考＞

株式会社三井住友銀行

【単体】　(金額単位　億円)

	17年度予想		16年度実績
	中間期		
業務粗利益	7,300	15,450	15,229
経費	△ 3,000	△ 5,950	△ 5,824
業務純益(一般貸倒引当金繰入前)	4,300	9,500	9,405
経常利益	2,400	6,100	△ 717
当期純利益	1,300	3,500	△ 1,368
与信関係費用	△ 1,600	△ 3,000	△ 9,548

(注)一般貸倒引当金繰入＋臨時費用に含まれる不良債権処理額。

（ご参考①） 平成１６年度経営方針と実績

１．「バランスシートのクリーンアップ」の総仕上げ <SMBC>

■不良債権に係る財務上の一段の処理の実施

○ 平成17年度以降のクレジットコストの確実な“巡航速度化”に向けて、将来的なリスク要因を大幅に削減
- － これまで以上に保守的なスタンスに立脚した債務者区分の引下げ
- － 要注意先等の引当強化

	＜14/3末実績＞		＜17/3末実績＞
金融再生法開示債権残高	5兆9,203億円	半減目標達成	1兆8,246億円
不良債権比率	８．９％		３．３％

■有価証券に係る財務上の一段の処理の実施

○ 保有株式の圧縮：　約△3,400億円売却
○ 債務者の金融支援目的で過去に取得した優先株式の減損処理
○ 国債等債券の含み損処理

（参考１）金融再生法開示債権・不良債権比率



億円
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
開示債権
不良債権比率
59,203(注)
52,613
28,112
18,246
8.9%
8.4%
5.0%
3.3%
14/3末
15/3末
16/3末
17/3末

(注)旧わかしお銀行の実績を含む

（参考２）保有株式(SMBC単体の上場＋店頭)



億円
60,000
50,000
40,000
30,000
20,000
10,000
0
150%
130%
110%
90%
70%
50%
30%
取得原価
時価
取得原価/Tier I (注)
52,348
30,688
21,522
19,228
14/3末
15/3末
16/3末
17/3末

(注)ＳＭＢＣ連結ベース

２．「戦略ビジネス」における更なる攻勢

○ 戦略ビジネスにおける着実な成果

■ 中堅･中小企業向けリスクテイク貸出
⇒ビジネスセレクトローン残高 1.2兆円突破

■ 個人向けコンサルティング
⇒証券仲介業に参入(16/12)、外債を中心に約800億円販売
⇒個人年金保険の取扱額累計　1兆円突破
⇒個人向け投資信託預り残高　約2.3兆円

■ 投資銀行ビジネス
⇒国内シンジケーション年間組成額　6兆円突破

■ コンシューマー･ファイナンス
⇒プロミスと業務提携契約締結(16/9)、SMBCの営業拠点にACM(新型自動契約機)を427台設置し、SMBC、プロミス、アットローン3社によるｺﾝｼｭｰﾏｰ･ﾌｧｲﾅﾝｽ事業を開始(17/4)

■ 中国を中心としたアジア･ビジネス
⇒中国9番目の拠点として杭州支店開設

（参考３）業務純益（一般貸倒引当前）推移 <SMBC>



億円
ﾏｰｹﾃｨﾝｸﾞ部門比率
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
90%
80%
70%
60%
50%
40%
30%
20%
10%
11,865(注)
11,136
10,001
9,405
48.2%
54.3%
72.2%
86.2%
13年度
14年度
15年度
16年度

(注)旧わかしお銀行の実績を含む

（ご参考②）平成１７年度経営方針

中期経営計画初年度における確固たる収益水準の確保

■重点分野への積極的な経営資源投入を通じた収益拡大

	<17/3期実績>		<18/3期予想>
SMFG連結当期純利益	▲2,342億円	→	4,600億円
銀行単体当期純利益	▲1,368億円	→	3,500億円

■クレジットコストの巡航速度化

【三井住友銀行単体】	<17/3期実績>		<18/3期予想>	
与信関係費用	▲9,548億円	→	▲3,000億円	
金融再生法開示債権残高	1兆8,246億円		１兆円強	を目指す
不良債権比率	３．３％		２％強	を目指す

中期経営計画（平成17年度～20年度）における経営戦略の考え方

「お客様」・「市場」・「社会」から「最高の信頼」を得るトップバンクの実現
－時価総額10兆円以上を展望－

経営資源の戦略的投入
- 重点戦略分野への経営資源の積極的な投入
- 既存業務の効率化

■ 事業成長戦略
- 新たなリスク、新たな地域、新たな事業領域への挑戦
- 戦略的アライアンスへの積極的な取組み

資本効率の向上
- 各ビジネスのリスク・リターン適正化
- リスク資本・リスクアセットの再配置

■ 重点戦略分野（マーケティング部門）

- **コンシューマー・ファイナンス**
  - プロミスとの提携
  - コンシューマーローン
  - NTTドコモとの提携
  - 携帯電話を利用した新クレジット決済サービス
- **個人向けコンサルティング**
  - 「マス富裕層」取組み強化
  - 個人資産運用
  - 商品ラインアップの拡充
  - 証券仲介業務
  - 遺言信託業務
- **法人向けコンサルティング**
  - ソリューション提供力の強化
  - 投資銀行ビジネス
  - リスクテイク能力の強化
  - 中堅・中小企業向けリスクテイク貸出
- **海外ビジネス**
  - アジアマーケットの強化
  - 中国を中心としたアジア・ビジネス
  - 欧米における資本効率を重視したビジネス拡大

企業価値向上、企業の社会的責任の遂行等のためのコーポレート・ガバナンスの高度化

公的資金の早期返済

<21/3期目標>

連結ROE	連結当期純利益	連結BIS自己資本比率 / 連結Tier I 比率
15%以上	6,500億円以上	11%程度 / 7%程度

（ご参考③）三井住友銀行の財務諸表等

１．三井住友銀行の平成16年度経営指標等

【三井住友銀行単体】

経常収益	2,289,372	百万円
経常利益	△ 71,680	百万円
当期純利益	△ 136,854	百万円
総資産	91,129,776	百万円
株主資本	2,752,735	百万円
株主資本比率	3.02	%
単体自己資本比率（国際統一基準）【速報値】	11.32	%
発行済株式総数（期末）	56,112,948	株
うち普通株式	55,212,947	
うち第一種優先株式	35,000	
うち第二種優先株式	100,000	
うち第三種優先株式	695,000	
うち第１回第六種優先株式	70,001	
期末自己株式数	－	株
発行済株式総数（平残）	55,933,270	株
うち普通株式	55,045,804	
うち第一種優先株式	48,333	
うち第二種優先株式	100,000	
うち第三種優先株式	738,750	
うち第１回第六種優先株式	383	
１株当たり当期純利益	△2,718円23銭	
潜在株式調整後１株当たり当期純利益	―	
１株当たり株主資本	26,129円71銭	
配当金総額（年間）	50,483	百万円
普通株式　（１株当たり）	683	円
第一種優先株式　（１株当たり）	10,500	円
第二種優先株式　（１株当たり）	28,500	円
第三種優先株式　（１株当たり）	13,700	円
第１回第六種優先株式　（１株当たり）	485	円
時価を付したことにより増加した純資産額	593,053	百万円

【三井住友銀行連結】

連結自己資本比率（国際統一基準）【速報値】	10.60	%

2．比較貸借対照表（主要内訳）　【三井住友銀行単体】

（金額単位　百万円）

科目	平成16年度末（A）	平成15年度末（B）	比較（A－B）
（資産の部）			
現金預け金	4,524,830	4,866,920	△ 342,090
コールローン	373,397	287,262	86,135
買現先勘定	88,021	130,337	△ 42,316
債券貸借取引支払保証金	568,340	1,009,328	△ 440,988
買入手形	573,000	－	573,000
買入金銭債権	126,682	133,081	△ 6,399
特定取引資産	3,363,376	2,958,990	404,386
金銭の信託	3,832	3,749	83
有価証券	23,676,696	26,592,584	△ 2,915,888
貸出金	50,067,586	50,810,144	△ 742,558
外国為替	840,923	720,840	120,083
その他資産	1,446,439	1,480,776	△ 34,337
動産不動産	660,469	688,325	△ 27,856
繰延税金資産	1,502,153	1,590,518	△ 88,365
支払承諾見返	4,303,148	4,086,964	216,184
貸倒引当金	△ 989,121	△ 1,250,751	261,630
資産の部合計	91,129,776	94,109,074	△ 2,979,298
（負債の部）			
預金	62,788,328	60,067,417	2,720,911
譲渡性預金	2,803,299	3,589,354	△ 786,055
コールマネー	2,232,507	2,479,233	△ 246,726
売現先勘定	365,127	1,071,114	△ 705,987
債券貸借取引受入担保金	3,838,031	5,946,346	△ 2,108,315
売渡手形	2,578,700	3,725,600	△ 1,146,900
特定取引負債	1,711,030	1,504,465	206,565
借用金	2,267,602	2,531,973	△ 264,371
外国為替	477,845	576,958	△ 99,113
社債	3,718,372	3,177,741	540,631
信託勘定借	50,457	36,032	14,425
その他負債	1,143,206	2,368,824	△ 1,225,618
賞与引当金	9,092	8,752	340
退職給付引当金	－	11,748	△ 11,748
日本国際博覧会出展引当金	231	116	115
特別法上の引当金	18	18	－
再評価に係る繰延税金負債	90,043	55,541	34,502
支払承諾	4,303,148	4,086,964	216,184
負債の部合計	88,377,041	91,238,204	△ 2,861,163
（資本の部）			
資本金	664,986	559,985	105,001
資本剰余金	1,367,548	1,237,307	130,241
資本準備金	1,009,933	879,693	130,240
その他資本剰余金	357,614	357,614	－
利益剰余金	291,311	676,064	△ 384,753
任意積立金	221,532	221,540	△ 8
当期未処分利益	69,779	454,523	△ 384,744
土地再評価差額金	42,345	81,158	△ 38,813
その他有価証券評価差額金	386,543	316,354	70,189
資本の部合計	2,752,735	2,870,870	△ 118,135
負債及び資本の部合計	91,129,776	94,109,074	△ 2,979,298

（注）記載金額は百万円未満を切り捨てて表示しております。

3．比較損益計算書（主要内訳）【三井住友銀行単体】

（金額単位　百万円）

科目	平成16年度 （A）	平成15年度 （B）	比較 （A－B）
経常収益	2,289,372	2,322,363	△ 32,991
資金運用収益	1,318,698	1,392,322	△ 73,624
（うち貸出金利息）	(934,892)	(972,891)	(△ 37,999)
（うち有価証券利息配当金）	(262,640)	(249,594)	(13,046)
信託報酬	2,609	334	2,275
役務取引等収益	399,434	322,075	77,359
特定取引収益	131,779	283,611	△ 151,832
その他業務収益	228,005	149,209	78,796
その他経常収益	208,845	174,809	34,036
経常費用	2,361,053	2,137,225	223,828
資金調達費用	346,195	305,284	40,911
（うち預金利息）	(107,718)	(85,133)	(22,585)
役務取引等費用	101,358	95,506	5,852
特定取引費用	199	2,881	△ 2,682
その他業務費用	109,916	159,774	△ 49,858
営業経費	603,477	623,098	△ 19,621
その他経常費用	1,199,906	950,679	249,227
経常利益	△ 71,680	185,138	△ 256,818
特別利益	1,562	166,823	△ 165,261
特別損失	29,961	33,115	△ 3,154
税引前当期純利益	△ 100,079	318,846	△ 418,925
法人税、住民税及び事業税	6,379	12,752	△ 6,373
還付法人税等	8,184	－	8,184
法人税等調整額	38,579	4,980	33,599
当期純利益	△ 136,854	301,113	△ 437,967
前期繰越利益	254,523	192,995	61,528
土地再評価差額金取崩額	2,559	3,868	△ 1,309
中間配当額	50,449	43,454	6,995
当期未処分利益	69,779	454,523	△ 384,744

（注）記載金額は百万円未満を切り捨てて表示しております。

4．比較利益処分計算書案　【三井住友銀行単体】

（金額単位　百万円）

科目	平成16年度（A）	平成15年度（B）	比較（A－B）
当期未処分利益の処分			
当期未処分利益	69,779	454,523	△ 384,744
任意積立金取崩額	29	8	21
海外投資等損失準備金取崩額	29	8	21
計	69,808	454,531	△ 384,723
利益処分額	33	200,008	△ 199,975
第１回第六種優先株式配当金	33	－	33
普通株式配当金	－	200,008	△ 200,008
次期繰越利益	69,774	254,523	△ 184,749
その他資本剰余金の処分			
その他資本剰余金	357,614	357,614	－
その他資本剰余金処分額	－	－	－
その他資本剰余金次期繰越額	357,614	357,614	－

（注）記載金額は百万円未満を切り捨てて表示しております。

5．有価証券の時価情報等　【三井住友銀行単体】

[1] 有価証券

貸借対照表の「有価証券」のほか、「現金預け金」中の譲渡性預け金が含まれております。

(1) 満期保有目的の債券で時価のあるもの

（金額単位 百万円）

	17年３月末				
	貸借対照表計上額	時　価	差　額	うち益	うち損
国　債	506,442	504,102	△　2,340	1,582	3,922
その他	9,841	10,337	495	507	11
合　計	516,284	514,439	△　1,844	2,089	3,933

(2) 子会社株式及び関連会社株式で時価のあるもの

（金額単位 百万円）

	17年３月末		
	貸借対照表計上額	時　価	差　額
子会社株式	85,526	141,939	56,412
関連会社株式	154,274	158,205	3,930
合　計	239,801	300,144	60,343

(3) その他有価証券で時価のあるもの

（金額単位 百万円）

	17年３月末				
	取得原価	貸借対照表計上額	評価差額	うち益	うち損
株　式	1,922,764	2,590,091	667,326	708,643	41,317
債　券	13,768,322	13,776,023	7,700	27,343	19,642
国　債	12,486,555	12,493,958	7,402	21,231	13,828
地方債	402,214	400,686	△　1,528	1,839	3,368
社　債	879,551	881,378	1,826	4,272	2,445
その他	2,538,595	2,514,953	△　23,641	14,155	37,797
目的区分変更	－	－	36	36	－
合　計	18,229,682	18,881,068	651,422	750,180	98,757

（注）1. 上記の評価差額のうち、時価ヘッジの適用により損益に反映させた額は469百万円（収益）、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額が82百万円（収益）であります。
その結果、資本直入処理の対象となる額は650,870百万円であり、同対象額から繰延税金負債264,448百万円を差し引いた額386,421百万円が「その他有価証券評価差額金」に含まれております。

2. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって貸借対照表価額とし、評価差額を当期の損失として処理（以下、「減損処理」という。）しております。当期におけるこの減損処理額は52百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分ごとに次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 時価のない有価証券の主な内容及び貸借対照表計上額

（金額単位 百万円）

	17年３月末
子会社株式及び関連会社株式	
子会社株式	1,133,353
関連会社株式	33,630
その他	29,898
その他有価証券	
非上場株式（店頭売買株式を除く。）	397,067
非上場債券	2,094,681
非上場外国証券	230,604
その他	198,575

(5) その他有価証券のうち満期があるもの及び満期保有目的の債券の期間ごとの償還予定額

（金額単位 百万円）

	17年３月末			
	１年以内	１年超 ５年以内	５年超 10年以内	10年超
債　券	2,986,238	8,540,093	2,115,774	2,735,040
国　債	2,759,480	6,154,545	1,383,830	2,702,545
地方債	2,493	204,291	193,407	494
社　債	224,265	2,181,257	538,537	32,000
その他	492,927	1,487,334	230,408	561,803
合　計	3,479,166	10,027,428	2,346,182	3,296,844

[2] 金銭の信託

その他の金銭の信託（運用目的および満期保有目的以外の金銭の信託）

（金額単位 百万円）

	17年３月末				
	取得原価	貸借対照表 計上額	評価差額		
				うち益	うち損
その他の金銭の信託	3,628	3,832	204	300	95

（注）上記の評価差額から繰延税金負債83百万円を差し引いた額121百万円が「その他有価証券評価差額金」に含まれております。

６．比較信託財産残高表　【三井住友銀行単体】

（金額単位　百万円）

科　　目	平成16年度末 （A）	平成15年度末 （B）	比　較 （A－B）
貸出金	9,780	10,000	△　220
有価証券	81,840	4,645	77,195
受託有価証券	34,166	-	34,166
金銭債権	600,618	378,710	221,908
その他債権	315	0	315
銀行勘定貸	50,457	36,032	14,425
資産合計	777,177	429,388	347,789
金銭信託	101,323	17,007	84,316
有価証券の信託	34,166	-	34,166
金銭債権の信託	480,147	371,476	108,671
包括信託	161,539	40,904	120,635
負債合計	777,177	429,388	347,789

（注）1. 記載金額は百万円未満を切り捨てて表示しております。
2. 共同信託他社管理財産はありません。
3. 元本補てん契約のある信託については取り扱っておりません。

File No. 82-4395
Exhibit A1(b)
(English Translation)

Financial Results
Fiscal Year 2004
-Supplementary Information-

Sumitomo Mitsui Financial Group, Inc.
Sumitomo Mitsui Banking Corporation

<Table of Contents>

Page

Financial Highlights for FY2004

(Notes) 1. <Consolidated>: Consolidated figures of Sumitomo Mitsui Financial Group, Inc. ("SMFG")
2. <Non-consolidated>: Non-consolidated figures of Sumitomo Mitsui Banking Corporation ("SMBC")

This document contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.
The following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this document: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

Financial Highlights for FY2004

1. Income Analysis

<SMBC Non-consolidated>

(Millions of yen)

		FY2004	Change	FY2003
Gross banking profit	1	1,522,861	(61,266)	1,584,127
Excluding gains (losses) on bonds	2	*1,544,452*	*(16,934)*	*1,561,386*
Gross domestic profit	3	1,182,811	47,195	1,135,616
Excluding gains (losses) on bonds	4	*1,188,912*	*53,587*	*1,135,325*
Net interest income	5	914,572	(33,313)	947,885
Trust fees	6	2,607	2,273	334
Net fees and commissions	7	246,798	67,632	179,166
Net trading income	8	1,787	3,096	(1,309)
Net other operating income	9	17,045	7,505	9,540
Gains (losses) on bonds	10	*(6,100)*	*(6,391)*	*291*
Gross international profit	11	340,049	(108,461)	448,510
Excluding gains (losses) on bonds	12	*355,540*	*(70,521)*	*426,061*
Net interest income	13	57,933	(81,241)	139,174
Net fees and commissions	14	51,279	3,878	47,401
Net trading income	15	129,792	(152,247)	282,039
Net other operating income	16	101,043	121,148	(20,105)
Gains (losses) on bonds	17	*(15,490)*	*(37,939)*	*22,449*
Expenses (excluding non-recurring losses)	18	(582,365)	1,630	(583,995)
Personnel expenses	19	(204,146)	17,138	(221,284)
Non-personnel expenses	20	(341,534)	(9,296)	(332,238)
Taxes	21	(36,684)	(6,212)	(30,472)
Banking profit (before provision for general reserve for possible loan losses)	22	940,495	(59,637)	1,000,132
Excluding gains (losses) on bonds	23	*962,086*	*(15,305)*	*977,391*
Provision for general reserve for possible loan losses	24	351,477	351,477	-
Banking profit	25	1,291,972	291,840	1,000,132
Gains (losses) on bonds	26	(21,590)	(44,331)	22,741
Non-recurring gains (losses)	27	(1,363,653)	(548,659)	(814,994)
Credit related costs	28	(1,306,320)	(437,086)	(869,234)
Write-off of loans	29	(697,941)	(131,597)	(566,344)
Provision for specific reserve for possible loan losses	30	(474,155)	(474,155)	-
Losses on loans sold to CCPC	31		806	(806)
Losses on sales of delinquent loans	32	(138,052)	164,031	(302,083)
Provision for loan loss reserve for specific overseas countries	33	3,828	3,828	-
Gains (losses) on stocks	34	(118,727)	(222,594)	103,867
Gains on sale of stocks	35	113,059	(38,111)	151,170
Losses on sale of stocks	36	(4,206)	32,371	(36,577)
Losses on devaluation of stocks	37	(227,580)	(216,856)	(10,724)
Other non-recurring gains (losses)	38	61,394	111,021	(49,627)
Ordinary profit (loss)	39	(71,680)	(256,818)	185,138
Extraordinary gains (losses)	40	(28,398)	(162,105)	133,707
Gains (losses) on disposal of premises and equipment	41	(12,495)	(642)	(11,853)
Gains on disposal of premises and equipment	42	1,381	3	1,378
Losses on disposal of premises and equipment	43	(13,877)	(645)	(13,232)
Amortization of net transition obligation from initial application of the new accounting standard for employee retirement benefits	44	(16,001)	3,472	(19,473)
Reversal of loan loss reserves	45	-	(65,342)	65,342
Provision for specific reserve for possible loan losses	46	-	276,402	(276,402)
Reversal of general reserve for possible loan losses	47	-	(337,937)	337,937
Reversal of loan loss reserve for specific overseas countries	48	-	(3,807)	3,807
Reversal of reserve for losses on loans sold	49		(488)	488
Refund of enterprise tax from Tokyo Government and interest on the refund	50		(40,363)	40,363
Gains on return of the entrusted portion of employee pension fund	51		(59,095)	59,095
Income (loss) before income taxes	52	(100,079)	(418,925)	318,846
Income taxes, current	53	(6,379)	6,373	(12,752)
Income taxes, refund	54	8,184	8,184	-
Income taxes, deferred	55	(38,579)	(33,599)	(4,980)
Net income (loss)	56	(136,854)	(437,967)	301,113

Total credit cost (24+28+45+49)	57	(954,843)	(151,440)	(803,403)

(Note) Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

<Consolidated>

(Millions of yen)

		FY2004	Change	FY2003
Consolidated gross profit	1	2,024,990	(44,511)	2,069,501
Net interest income	2	1,171,342	(109,728)	1,281,070
Trust fees	3	2,609	2,275	334
Net fees and commissions	4	516,109	91,933	424,176
Net trading income	5	144,387	(159,707)	304,094
Net other operating income	6	190,540	130,715	59,825
General and administrative expenses	7	(852,715)	13,834	(866,549)
Credit related costs	8	(1,196,797)	(225,342)	(971,455)
Write-off of loans	9	(759,399)	(99,017)	(660,382)
Provision for specific reserve for possible loan losses	10	(493,947)	(493,947)	-
Provision for general reserve for possible loan losses	11	201,216	201,216	-
Other credit cost	12	(144,666)	166,406	(311,072)
Gains (losses) on stocks	13	(101,918)	(203,414)	101,496
Equity in earnings of affiliates	14	27,142	11,442	15,700
Other income (expenses)	15	69,005	74,853	(5,848)
Ordinary profit (loss)	16	(30,293)	(373,137)	342,844
Extraordinary gains (losses)	17	(78,242)	(140,291)	62,049
Reversal of loan loss reserves	18	-	(14,378)	14,378
Provision for specific reserve for possible loan losses	19	-	320,653	(320,653)
Reversal of general reserve for possible loan losses	20	-	(331,225)	331,225
Reversal of reserve for losses on loans sold	21		(489)	489
Income (loss) before income taxes and minority interests	22	(108,535)	(513,429)	404,894
Income taxes, current	23	(30,638)	(6,349)	(24,289)
Income taxes, refund	24	8,869	8,869	-
Income taxes, deferred	25	(52,912)	(44,319)	(8,593)
Minority interests in net income (loss)	26	(50,983)	(9,387)	(41,596)
Net income (loss)	27	(234,201)	(564,615)	330,414

(Note) Consolidated gross profit = (Interest income - interest expenses)+ Trust fees + (Fees and commissions (income) - Fees and commissions (expenses)) + (Trading profits - Trading losses) + (Other operating income - Other operating expenses)

Total credit cost (8+18+21)	28	(1,196,797)	(240,211)	(956,586)

(Reference)

(Billions of yen)

Consolidated net business profit	29	1,014.4	(76.2)	1,090.6

(Note) Consolidated net business profit = (SMBC Non-consolidated banking profit (before provision for general reserve for possible loan losses)) + (Other consolidated subsidiaries' ordinary profit (excluding non-recurring items)) + (Affiliates' ordinary profit) X (Ownership ratio) - (Internal transaction (dividends, etc.))

(Number of consolidated subsidiaries and affiliates)

		Mar. 31, 2005	Change	Mar. 31, 2004
Consolidated subsidiaries	30	167	2	165
Affiliated companies accounted for by equity method	31	53	5	48

2. Banking Profit per Employee / Overhead Ratio <SMBC Non-consolidated>

(Millions of yen, %)

	FY2004	Change	FY2003
(1)Banking profit (before provision for general reserve for possible loan losses)	940,495	(59,637)	1,000,132
Per employee (thousands of yen)	53,754	134	53,620
(2)Banking profit	1,291,972	291,840	1,000,132
Per employee (thousands of yen)	73,843	20,223	53,620
(3)Banking profit (before provision for general reserve for possible loan losses, excluding gains (losses) on bonds)	962,086	(15,305)	977,391
Per employee (thousands of yen)	54,988	2,587	52,401
Overhead ratio	38.2	1.3	36.9

(Notes) 1. Employees include executive officers (who are not board members) and overseas local staffs, and exclude temporary staffs, employees temporarily transferred from other companies, and transferred staffs to other companies.

2. Banking profit per employee is calculated on the basis of the average number of employees during the period.

3. Overhead ratio = Expenses (excluding non-recurring losses) / Gross banking profit

3. Interest Spread (Domestic) <SMBC Non-consolidated>

(%)

	FY2004	Change	FY2003
Yield on interest earning assets (A)	1.45	0.00	1.45
Interest earned on loans and bills discounted (C)	1.78	0.03	1.75
Interest earned on securities	0.68	0.09	0.59
Total cost of funding (including expenses) (B)	0.84	0.01	0.83
Cost of interest bearing liabilities	0.09	0.00	0.09
Interest paid on deposits, etc. (D)	0.02	0.00	0.02
Interest paid on other liabilities	0.27	0.04	0.23
Expense ratio	0.75	0.01	0.74
Overall interest spread (A) - (B)	0.61	(0.01)	0.62
Interest spread (C) - (D)	1.76	0.03	1.73

4. Gains (Losses) on Securities <SMBC Non-consolidated>

(Millions of yen)

	FY2004	Change	FY2003
Gains (losses) on bonds	(21,590)	(44,331)	22,741
Gains on sales	80,794	(46,151)	126,945
Losses on sales	(102,343)	1,748	(104,091)
Gains on redemption	263	206	57
Losses on redemption	(61)	(6)	(55)
Losses on devaluation	(243)	(129)	(114)
Gains (losses) on stocks	(118,727)	(222,594)	103,867
Gains on sales	113,059	(38,111)	151,170
Losses on sales	(4,206)	32,371	(36,577)
Losses on devaluation	(227,580)	(216,856)	(10,724)

5. Unrealized Gains (Losses) on Securities

(1) Evaluation method of securities

Trading purpose		Fair value method (net valuation gains (losses) recognized in income statement)
Held-to-maturity purpose		Amortized cost method
Other securities	With market value	Fair value method (net valuation gains (losses)* are directly included in Stockholders' equity)
	Without market value	Cost method or amortized cost method
Investments in subsidiaries and affiliates		Cost method

*The amount recognized in income statement by application of fair value hedge accounting is excluded from the amount directly included in Stockholders' equity.

(Reference) Securities in money held in trust

Investment purpose		Fair value method (net valuation gains (losses) recognized in income statement)
Other money held in trust	With market value	Fair value method (net valuation gains (losses) directly included in Stockholders' equity)
	Without market value	Cost method or amortized cost method

(2) Unrealized gains (losses)

<SMBC Non-consolidated> (Millions of yen)

	Mar. 31, 2005				Mar. 31, 2004		
	Net unrealized gains (losses)				Net unrealized gains (losses)		
	(a)	(a) - (b)	Gains	Losses	(b)	Gains	Losses
Held-to-maturity purpose	(1,844)	5,802	2,089	(3,933)	(7,646)	2,618	(10,265)
Stocks of subsidiaries and affiliates	60,343	18,647	60,690	(347)	41,696	41,696	-
Other securities	651,385	95,239	750,143	(98,757)	556,146	757,072	(200,925)
Stocks	667,326	16,225	708,643	(41,317)	651,101	711,514	(60,413)
Bonds	7,700	109,590	27,343	(19,642)	(101,890)	16,211	(118,101)
Others	(23,641)	(30,576)	14,155	(37,797)	6,935	29,346	(22,410)
Other money held in trust	204	83	300	(95)	121	222	(100)
Total	710,088	119,770	813,222	(103,133)	590,318	801,610	(211,291)
Stocks	727,669	34,871	769,333	(41,664)	692,798	753,211	(60,413)
Bonds	5,360	115,776	28,925	(23,565)	(110,416)	17,950	(128,366)
Others	(22,941)	(30,878)	14,963	(37,904)	7,937	30,448	(22,510)

(Notes) 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in 'Deposits with banks'.
2. Unrealized gains (losses) of stocks (excluding stocks of subsidiaries and affiliates) are calculated with the average market price during the final month of the fiscal year. Rest of the securities are valuated at market prices as of the balance sheet date.
3. Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. The figures in the table above indicate the difference between the acquisition cost (or amortized costs) and the balance sheet amounts.
Net unrealized gains on other securities as of Mar. 31, 2005 include gains of JPY 469 million that were recognized in income statement by applying fair value hedge accounting and valuation gains of JPY 82 million on embedded financial instruments in their entirety that were recorded in income statement because their embedded derivatives are not measured separately. Therefore, JPY 551 million is excluded from the amount to be directly included in stockholders' equity. Unrealized gains on other securities for Mar. 31, 2004 include gains of JPY 23,452 million recognized in income statement by application of fair value hedge accounting, which are excluded from the amount to be directly included in Stockholders' equity.

<Consolidated> (Millions of yen)

	Mar. 31, 2005				Mar. 31, 2004		
	Net unrealized gains (losses)				Net unrealized gains (losses)		
	(a)	(a) - (b)	Gains	Losses	(b)	Gains	Losses
Held-to-maturity purpose	(1,818)	5,607	2,114	(3,933)	(7,425)	2,840	(10,266)
Other securities	696,339	120,727	801,356	(105,017)	575,612	787,517	(211,904)
Stocks	705,053	35,269	750,480	(45,426)	669,784	736,878	(67,094)
Bonds	14,961	118,217	34,971	(20,010)	(103,256)	18,590	(121,847)
Others	(23,675)	(32,759)	15,903	(39,579)	9,084	32,047	(22,963)
Other money held in trust	204	83	300	(95)	121	222	(100)
Total	694,724	126,416	803,771	(109,046)	568,308	790,580	(222,271)
Stocks	705,053	35,269	750,480	(45,426)	669,784	736,878	(67,094)
Bonds	12,621	124,404	36,554	(23,932)	(111,783)	20,330	(132,113)
Others	(22,950)	(33,257)	16,735	(39,686)	10,307	33,371	(23,063)

(Notes) 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in 'Deposits with banks' and claims on loan trust in 'Commercial paper and other debt purchased'.
2. Unrealized gains (losses) of stocks are mainly calculated with the average market price during the final month of the fiscal year. Rest of the securities are valuated at market prices as of the balance sheet date.
3. Other securities and Other money held in trust are valuated and recorded on the consolidated balance sheet at market prices. The figures in the table above indicate the difference between the acquisition cost (or amortized costs) and the consolidated balance sheet amounts.
Net unrealized gains on other securities as of Mar. 31, 2005 include gains of JPY 469 million that were recognized in income statement by applying fair value hedge accounting and valuation gains of JPY 82 million on embedded financial instruments in their entirety that were recorded in income statement because their embedded derivatives are not measured separately. Therefore, JPY 551 million is excluded from the amount to be directly included in stockholders' equity. Unrealized gains on other securities for Mar. 31, 2004 include gains of JPY 23,452 million recognized in income

6. Overview of Derivative Transactions (on Deferred Hedge Accounting Basis)
<SMBC Non-consolidated>

(Billions of yen)

	Mar. 31, 2005				Mar. 31, 2004			
	Assets (a)	Liabilities (b)	Net assets (a) - (b)	Net deferred gains (losses)	Assets (c)	Liabilities (d)	Net assets (c) - (d)	Net deferred gains (losses)
Interest rate swaps	57.7	52.9	4.8	(74.2)	99.0	106.5	(7.5)	(59.1)
Currency swaps	1.1	9.7	(8.6)	2.8	1.5	3.9	(2.4)	4.7
Others	7.5	5.7	1.8	12.1	2.3	7.3	(5.0)	1.6
Total	66.3	68.3	(2.0)	(59.3)	102.8	117.7	(14.9)	(52.8)

(Notes) 1. Derivative transactions are valuated at fair value in the balance sheet.
2. SMBC applied individual deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No.24 and No.25.

(Appendix) Contract amount of interest rate swaps (on deferred hedge accounting basis), classified by maturity

(Billions of yen)

	Mar. 31, 2005				Mar. 31, 2004			
	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate /payable floating rate	7,304.7	16,947.2	3,170.8	27,422.7	3,768.9	20,168.0	4,307.6	28,244.5
Receivable floating rate /payable fixed rate	949.8	5,995.4	3,270.3	10,215.5	865.0	3,089.9	4,460.4	8,415.3
Receivable floating rate /payable floating rate	155.0	452.0	50.8	657.8	1.0	613.0	50.8	664.8
Total contract amount	8,409.5	23,394.6	6,491.9	38,296.0	4,634.9	23,870.9	8,818.8	37,324.6

7. Employee Retirement Benefits

(1) Balance of the retirement benefit liability

<SMBC Non-consolidated> (Millions of yen)

		Mar. 31, 2005	Change	Mar. 31, 2004
Projected benefit obligation	(A)	828,560	754	827,806
<Discount rate>		*<2.5%>*	*< - >*	*<2.5%>*
Fair value of plan assets	(B)	885,410	200,661	684,749
Reserve for employee retirement benefits	(C)	-	(11,748)	11,748
Prepaid pension cost	(D)	157,463	145,069	12,394
Unrecognized net transition obligation from change of accounting standard	(E)	-	(16,001)	16,001
Unrecognized prior service cost (deductible from the obligation)	(F)	(68,239)	9,240	(77,479)
Unrecognized actuarial net gain (loss)	(A-B-C+D-E-F)	168,853	(36,327)	205,180

(Reference) <Consolidated> (Millions of yen)

		Mar. 31, 2005	Change	Mar. 31, 2004
Balance of the retirement benefit liability	(A)	891,311	(1,110)	892,421
Fair value of plan assets	(B)	908,453	199,100	709,353
Reserve for employee retirement benefits	(C)	34,792	(6,050)	40,842
Prepaid pension cost	(D)	157,924	144,875	13,049
Unrecognized net transition obligation from change of accounting standard	(E)	-	(17,876)	17,876
Unrecognized prior service cost (deductible from the obligation)	(F)	(69,163)	8,859	(78,022)
Unrecognized actuarial net gain (loss)	(A-B-C+D-E-F)	175,153	(40,267)	215,420

(2) Cost for employee retirement benefits

<SMBC Non-consolidated> (Millions of yen)

	FY2004	Change	FY2003
Cost for employee retirement benefits	53,678	(28,538)	82,216
Service cost	17,621	(3,780)	21,401
Interest cost on projected benefit obligation	20,695	(10,676)	31,371
Expected returns on plan assets	(20,648)	2,023	(22,671)
Amortization of net obligation from change of accounting standard (amortized using the straight-line method over 5 years)	16,001	(3,472)	19,473
Amortization of prior unrecognized service cost	(9,239)	(2,731)	(6,508)
Amortization of unrecognized actuarial net gain (loss)	25,293	(9,685)	34,978
Others	3,955	(215)	4,170

Gains on return of the entrusted portion of employee pension fund		(59,095)	59,095

(Reference) <Consolidated> (Millions of yen)

	FY2004	Change	FY2003
Pension expenses	66,788	(26,654)	93,442

8. Capital Ratio <Consolidated>

(Billions of yen, %)

	Mar. 31, 2005 [Preliminary]	Change	Mar. 31, 2004
(1) Capital ratio	9.94	(1.43)	11.37
(2) Tier I	3,262.3	(309.3)	3,571.6
Net unrealized losses on other securities	-	-	-
(3) Tier II	3,262.3	(154.2)	3,416.5
(a) Unrealized gains on securities	317.1	67.7	249.4
(b) Land revaluation excess	67.1	(1.4)	68.5
(c) General reserve for possible loan losses	633.5	(106.6)	740.1
(d) Subordinated debt	2,244.6	(114.0)	2,358.6
(4) Subtraction items	504.4	253.6	250.8
(5) Total capital (2) + (3) - (4)	6,020.1	(717.3)	6,737.4
(6) Risk-adjusted assets	60,552.6	1,348.6	59,204.0

9. ROE

<SMBC Non-consolidated> (%)

	FY2004	Change	FY2003
ROE (numerator: Banking profit*)	61.6	(15.8)	77.4
ROE (numerator: Banking profit)	84.9	7.5	77.4
ROE (numerator: Net income)	(9.9)	(32.4)	22.5

*Banking profit before provision for general reserve for possible loan losses

<Consolidated> (%)

	FY2004	Change	FY2003
ROE (numerator: Net income)	(23.0)	(54.7)	31.7

(Note)

$$\text{ROE} = \frac{\text{(Net income - Dividends on preferred stocks)}}{\{\text{(Stockholders' equity at the beginning of the term) - (Number of preferred shares outstanding at the beginning of the term) X (Issue price) + (Stockholders' equity at the end of the term) - (Number of preferred shares outstanding at the end of the term) X (Issue price)}\} / 2} \times 100$$

(%)

	FY2004	Change	FY2003
Fully-diluted ROE (numerator: Net income)	(8.0)	(20.0)	12.0

(Note) Fully-diluted basis: Common stock + Convertible preferred stock

10. Classification under Self-Assessment, Disclosure of Problem Assets, and Write-Offs / Reserves <SMBC Non-consolidated>

<As of Mar. 31, 2005>

(Billions of yen)

Category of Borrowers under Self-Assessment	Problem Assets based on the Financial Reconstruction Law	Classification under Self-Assessment: Classification I	Classification II	Classification III	Classification IV	Reserve for possible loan losses	Reserve Ratio
Bankrupt Borrowers Effectively Bankrupt Borrowers	Bankrupt and Quasi-Bankrupt Assets 448.3 (i) (Change from Mar. 31, 2004: +86.7)	Portion of claims secured by collateral or guarantees, etc. 432.2 (a)		Fully reserved 16.1	Direct Write-offs (*1)	Specific Reserve 22.4 (*2)	100% (*3)
Potentially Bankrupt Borrowers	Doubtful Assets 924.4 (ii) (Change from Mar. 31, 2004: -278.3)	Portion of claims secured by collateral or guarantees, etc. 348.4 (b)		Necessary amount reserved 576.0		Specific Reserve 545.2 (*2)	94.6% (*3)
Borrowers Requiring Caution	Substandard Loans 451.9 (iii) (Change from Mar. 31, 2004: -795.0) (Claims to Substandard Borrowers)	Portion of Substandard Loans secured by collateral or guarantees, etc. 179.2 (c)				General Reserve for Substandard Loans 124.6	45.0% (*3) 25.5% (*3)
Borrowers Requiring Caution	Normal Assets 53,452.6	Claims to Borrowers Requiring Caution, excluding claims to Substandard Borrowers				General Reserve 417.6	6.7% [17.9%] (*4)
Normal Borrowers		Claims to Normal Borrowers					0.2% (*4)

Loan Loss Reserve for Specific Overseas Countries 3.9

Total 55,277.2 (iv)				
A=(i)+(ii)+(iii)	B: Portion secured by collateral or guarantees, etc.	C: Unsecured portion (A - B)	D: Specific Reserve + General Reserve for Substandard Loans (*2)	Reserve Ratio (*5) D / C
1,824.6 (v) (Change from Mar. 31, 2004: -986.6) <Problem asset ratio ((v)/(iv)) 3.3%>	(a)+(b)+(c) 959.8	864.8	692.2	80.0%

Coverage Ratio = (B+D)/A 90.5%

(*1) Includes amount of direct reduction totaling JPY 1,531.8 billion.

(*2) Includes reserve for assets that are not subject to disclosure based on the Financial Reconstruction Law standards. (Bankrupt/Effectively Bankrupt Borrowers: JPY 6.3 billion, Potentially Bankrupt Borrowers: JPY 7.5 billion)

(*3) Reserve ratios for claims on Bankrupt Borrowers, Effectively Bankrupt Borrowers, Potentially Bankrupt Borrowers, Substandard Borrowers and Borrowers Requiring Caution including Substandard Borrowers are the proportion of reserve for the possible loan losses to each category's total unsecured claims.

(*4) Reserve ratios for claims on Normal Borrowers and Borrowers Requiring Caution (excluding claims to Substandard Borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category.
The reserve ratio for unsecured claims on Borrowers Requiring Caution (excluding claims to Substandard Borrowers) is shown in [ ].

(*5) The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

11. Risk-Monitored Loans

<SMBC Non-consolidated> (Millions of yen)

		Mar. 31, 2005	Change	Mar. 31, 2004
Risk-monitored loans	Bankrupt loans	45,931	(21,252)	67,183
	Non-accrual loans	1,238,022	(222,765)	1,460,787
	Past due loans (3 months or more)	26,902	(20,716)	47,618
	Restructured loans	425,006	(774,295)	1,199,301
	Total	1,735,863	(1,039,026)	2,774,889
	Amount of direct reduction	1,504,601	638,807	865,794
Total loans (term-end balance)		50,067,586	(742,558)	50,810,144

(%)

		Mar. 31, 2005	Change	Mar. 31, 2004
Ratio to total loans	Bankrupt loans	0.1	0.0	0.1
	Non-accrual loans	2.5	(0.4)	2.9
	Past due loans (3 months or more)	0.1	0.0	0.1
	Restructured loans	0.8	(1.6)	2.4
	Total	3.5	(2.0)	5.5

<Consolidated> (Millions of yen)

		Mar. 31, 2005	Change	Mar. 31, 2004
Risk-monitored loans	Bankrupt loans	68,337	(28,076)	96,413
	Non-accrual loans	1,398,964	(368,898)	1,767,862
	Past due loans (3 months or more)	29,441	(22,097)	51,538
	Restructured loans	730,701	(651,467)	1,382,168
	Total	2,227,445	(1,070,536)	3,297,981
	Amount of direct reduction	1,723,798	545,543	1,178,255
Total loans (term-end balance)		54,799,805	(582,995)	55,382,800

(%)

		Mar. 31, 2005	Change	Mar. 31, 2004
Ratio to total loans	Bankrupt loans	0.1	(0.1)	0.2
	Non-accrual loans	2.6	(0.6)	3.2
	Past due loans (3 months or more)	0.1	0.0	0.1
	Restructured loans	1.3	(1.2)	2.5
	Total	4.1	(1.9)	6.0

12. Reserve for Possible Loan Losses

<SMBC Non-consolidated> (Millions of yen)

	Mar. 31, 2005	Change	Mar. 31, 2004
Reserve for possible loan losses	989,121	(261,630)	1,250,751
General reserve	417,555	(351,478)	769,033
Specific reserve	567,636	93,677	473,959
Loan loss reserve for specific overseas countries	3,930	(3,828)	7,758
Amount of direct reduction	1,531,846	642,485	889,361

<Consolidated> (Millions of yen)

	Mar. 31, 2005	Change	Mar. 31, 2004
Reserve for possible loan losses	1,273,560	(148,926)	1,422,486
General reserve	633,515	(204,164)	837,679
Specific reserve	636,114	59,067	577,047
Loan loss reserve for specific overseas countries	3,930	(3,828)	7,758
Amount of direct reduction	1,782,244	546,096	1,236,148

13. Reserve Ratio to Risk-Monitored Loans

<SMBC Non-consolidated> (%)

	Mar. 31, 2005	Change	Mar. 31, 2004
Before direct reduction	77.8	19.0	58.8
After direct reduction	57.0	11.9	45.1

<Consolidated> (%)

	Mar. 31, 2005	Change	Mar. 31, 2004
Before direct reduction	77.3	17.9	59.4
After direct reduction	57.2	14.1	43.1

(Note) Reserve ratio to risk-monitored loans = (Reserve for possible loan losses) / (Risk-monitored loans)

14. Problem Assets Based on the Financial Reconstruction Law and the Coverage

<SMBC Non-consolidated>

(Millions of yen, %)

	Mar. 31, 2005	Change	Mar. 31, 2004
Bankrupt and quasi-bankrupt assets	448,261	86,619	361,642
Doubtful assets	924,451	(278,222)	1,202,673
Substandard loans	451,909	(795,010)	1,246,919
Total (A)	1,824,622	(986,612)	2,811,234
Normal assets	53,452,547	578,194	52,874,353
Total (B)	55,277,169	(408,418)	55,685,587
Problem asset ratio (A/B)	3.3	(1.7)	5.0
Amount of direct reduction	1,531,846	642,485	889,361

(Note) Problem Assets Based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

(Millions of yen)

	Mar. 31, 2005	Change	Mar. 31, 2004
Total coverage (C)	1,651,942	(640,086)	2,292,028
Reserve for possible loan losses* (D)	692,182	(69,299)	761,481
Amount recoverable due to guarantees, collateral and others (E)	959,760	(570,787)	1,530,547

* Sum of general reserve for Substandard loans and specific reserve.

(%)

Coverage ratio (C) / (A)	90.5	9.0	81.5
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	106.8	7.9	98.9

(%)

Reserve ratio to unsecured assets (D) / (A - E)	80.0	20.5	59.5
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	114.4	16.7	97.7

<Consolidated>

(Millions of yen, %)

	Mar. 31, 2005	Change	Mar. 31, 2004
Bankrupt and quasi-bankrupt assets	480,968	(4,896)	485,864
Doubtful assets	1,074,240	(334,911)	1,409,151
Substandard loans	767,797	(673,385)	1,441,182
Total (A)	2,323,006	(1,013,191)	3,336,197
Normal assets	57,094,775	967,225	56,127,550
Total (B)	59,417,781	(45,966)	59,463,747
Problem asset ratio (A/B)	3.9	(1.7)	5.6

(Millions of yen)

	Mar. 31, 2005	Change	Mar. 31, 2004
Total coverage (C)	2,043,042	(620,734)	2,663,776
Reserve for possible loan losses (D)	761,198	(76,151)	837,349
Amount recoverable due to guarantees, collateral and others (E)	1,281,844	(544,583)	1,826,427

(%)

Coverage ratio (C) / (A)	87.9	8.1	79.8
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	110.0	12.6	97.4

(%)

Reserve ratio to unsecured assets (D) / (A - E)	73.1	17.6	55.5
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	122.3	28.1	94.2

(Reference) Progress in Off-Balancing of Problem Assets <SMBC Non-consolidated>

1. Problem assets classified prior to or during the six months ended Sep. 30, 2000

(1) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, 2000	Mar. 31, 2001	Sep. 30, 2001	Mar. 31, 2002	Sep. 30, 2002	Mar. 31, 2003	Sep. 30, 2003	Mar. 31, 2004	Sep. 30, 2004	Mar. 31, 2005	Change	
Bankrupt and quasi-bankrupt assets	653.0	475.2	379.5	283.3	240.3	144.5	99.6	28.9	32.6	17.9	(14.7)	
Doubtful assets	2,594.8	1,361.6	1,055.7	848.3	661.1	255.6	192.3	43.3	14.0	9.3	(4.7)	
Total	3,247.8	1,836.8	1,435.2	1,131.6	901.4	400.1	291.9	72.2	46.6	27.2	(19.4)	(A)
The result of measures connected to Off-balancing						151.2	120.0	29.7	20.5	10.3		

(Note) The measures connected to "Off-balancing" are legal reorganizations, measures associated with legal reorganizations, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.

(2) Progress of Off-balancing

(Billions of yen)

	Six months ended Mar. 31, 2005	
Disposition by borrowers' liquidation	(3.0)	
Reconstructive disposition --- (a)	(2.6)	
Improvement in debtors' performance due to (a)	-	
Loan sales to market	(16.6)	
Direct write-offs	15.5	
Others	(12.7)	
Collection/repayment, etc.	(11.3)	
Improvement in debtors' performance	(1.4)	
Total	(19.4)	(A)

(Notes) 1. "Disposition by borrowers' liquidation" refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).
2. "Reconstructive disposition" refers to abandonment of loans involved in rehabilitative bankruptcy proceedings (corporate reorganization, civil rehabilitation, composition and arrangement), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.
3. "Improvement in debtors' performance due to reconstructive disposition" was categorized as "Others" in FY2000 financial results published in May 2001.

2. Problem assets classified during the six-months ended Mar. 31, 2001

(1) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, 2001	Sep. 30, 2001	Mar. 31, 2002	Sep. 30, 2002	Mar. 31, 2003	Sep. 30, 2003	Mar. 31, 2004	Sep. 30, 2004	Mar. 31, 2005	Change	
Bankrupt and quasi-bankrupt assets	118.8	142.2	57.7	52.1	29.0	22.7	5.5	4.0	5.7	1.7	
Doubtful assets	592.6	269.7	145.2	112.7	81.9	53.8	20.2	15.4	6.3	(9.1)	
Total	711.4	411.9	202.9	164.8	110.9	76.5	25.7	19.4	12.0	(7.4)	(B)
The result of measures connected to Off-balancing					23.4	18.4	4.3	3.1	5.5		

(2) Progress of Off-balancing

(Billions of yen)

	Six months ended Mar. 31, 2005	
Disposition by borrowers' liquidation	-	
Reconstructive disposition --- (a)	-	
Improvement in debtors' performance due to (a)	-	
Loan sales to market	(4.9)	
Direct write-offs	2.8	
Others	(5.3)	
Collection/repayment, etc.	(5.3)	
Improvement in debtors' performance	(0.0)	
Total	(7.4)	(B)

3. Problem assets classified during the six months ended Sep. 30, 2001

(1) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, 2001	Mar. 31, 2002	Sep. 30, 2002	Mar. 31, 2003	Sep. 30, 2003	Mar. 31, 2004	Sep. 30, 2004	Mar. 31, 2005	Change	
Bankrupt and quasi-bankrupt assets	56.6	76.6	66.0	41.7	32.5	19.1	12.0	8.4	(3.6)	
Doubtful assets	332.5	236.9	163.1	99.5	68.7	17.6	10.3	3.7	(6.6)	
Total	389.1	313.5	229.1	141.2	101.2	36.7	22.3	12.1	(10.2)	(C)
The result of measures connected to Off-balancing				31.9	25.5	16.1	10.3	7.0		

(2) Progress of Off-balancing

(Billions of yen)

	Six months ended Mar. 31, 2005
Disposition by borrowers' liquidation	(0.0)
Reconstructive disposition --- (a)	(0.4)
Improvement in debtors' performance due to (a)	-
Loan sales to market	(9.6)
Direct write-offs	7.1
Others	(7.3)
Collection/repayment, etc.	(5.7)
Improvement in debtors' performance	(1.6)

4. Problem assets classified during the six months ended Mar. 31, 2002

(1) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, 2002	Sep. 30, 2002	Mar. 31, 2003	Sep. 30, 2003	Mar. 31, 2004	Sep. 30, 2004	Mar. 31, 2005	Change	
Bankrupt and quasi-bankrupt assets	80.6	96.4	60.5	98.4	59.3	52.8	16.6	(36.2)	
Doubtful assets	1,751.9	1,131.5	729.5	372.1	200.6	87.6	5.2	(82.4)	
Total	1,832.5	1,227.9	790.0	470.5	259.9	140.4	21.8	(118.6)	(D)
The result of measures connected to Off-balancing		56.1	30.6	16.0	7.7	6.4			

(2) Progress of Off-balancing

(Billions of yen)

	Six months ended Mar. 31, 2005	
Disposition by borrowers' liquidation	(6.9)	
Reconstructive disposition --- (a)	-	
Improvement in debtors' performance due to (a)	-	
Loan sales to market	(74.7)	
Direct write-offs	(11.5)	
Others	(25.5)	
Collection/repayment, etc.	(22.5)	
Improvement in debtors' performance	(3.0)	
Total	(118.6)	(D)

5. Problem assets classified during the six months ended Sep. 30, 2002

(1) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, 2002	Mar. 31, 2003	Sep. 30, 2003	Mar. 31, 2004	Sep. 30, 2004	Mar. 31, 2005	Change	
Bankrupt and quasi-bankrupt assets	64.5	204.8	95.8	48.2	21.5	17.6	(3.9)	
Doubtful assets	483.9	153.6	111.9	44.0	19.2	8.3	(10.9)	
Total	548.4	358.4	207.7	92.2	40.7	25.9	(14.8)	(E)
The result of measures connected to Off-balancing		107.7	52.0	17.6	14.3	9.3		

(2) Progress of Off-balancing

(Billions of yen)

	Six months ended Mar. 31, 2005	
Disposition by borrowers' liquidation	(0.3)	
Reconstructive disposition --- (a)	-	
Improvement in debtors' performance due to (a)	-	
Loan sales to market	(5.7)	
Direct write-offs	2.8	
Others	(11.6)	
Collection/repayment, etc.	(10.7)	
Improvement in debtors' performance	(0.9)	
Total	(14.8)	(E)

6. Problem assets classified during the six months ended Mar. 31, 2003

(1) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, 2003	Sep. 30, 2003	Mar. 31, 2004	Sep. 30, 2004	Mar. 31, 2005	Change	
Bankrupt and quasi-bankrupt assets	44.4	89.3	41.5	22.7	20.6	(2.1)	
Doubtful assets	809.4	230.4	78.3	25.2	9.0	(16.2)	
Total	853.8	319.7	119.8	47.9	29.6	(18.3)	(F)
The result of measures connected to Off-balancing	40.7	80.3	29.4	8.9	8.4		

(2) Progress of Off-balancing

(Billions of yen)

	Six months ended Mar. 31, 2005	
Disposition by borrowers' liquidation	(1.3)	
Reconstructive disposition --- (a)	(13.9)	
Improvement in debtors' performance due to (a)	-	
Loan sales to market	(8.4)	
Direct write-offs	17.2	
Others	(11.9)	
Collection/repayment, etc.	(8.8)	
Improvement in debtors' performance	(3.1)	
Total	(18.3)	(F)

7. Problem assets classified during the six months ended Sep. 30, 2003

(1) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, 2003	Mar. 31, 2004	Sep. 30, 2004	Mar. 31, 2005	Change	
Bankrupt and quasi-bankrupt assets	67.8	101.2	105.7	30.8	(74.9)	
Doubtful assets	602.0	172.8	30.4	12.5	(17.9)	
Total	669.8	274.0	136.1	43.3	(92.8)	(G)
The result of measures connected to Off-balancing	44.1	66.3	53.1	14.2		

(2) Progress of Off-balancing

(Billions of yen)

	Six months ended Mar. 31, 2005	
Disposition by borrowers' liquidation	(0.2)	
Reconstructive disposition --- (a)	(0.2)	
Improvement in debtors' performance due to (a)	-	
Loan sales to market	(22.8)	
Direct write-offs	(0.6)	
Others	(69.0)	
Collection/repayment, etc.	(67.1)	
Improvement in debtors' performance	(1.9)	
Total	(92.8)	(G)

8. Problem assets classified during the six months ended Mar. 31, 2004

(1) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, 2004	Sep. 30, 2004	Mar. 31, 2005	Change	
Bankrupt and quasi-bankrupt assets	57.9	160.1	104.5	(55.6)	
Doubtful assets	625.9	46.8	12.3	(34.5)	
Total	683.8	206.9	116.8	(90.1)	(H)
The result of measures connected to Off-balancing	53.2	80.6	54.3		

(2) Progress of Off-balancing

(Billions of yen)

	Six months ended Mar. 31, 2005	
Disposition by borrowers' liquidation	(0.9)	
Reconstructive disposition --- (a)	(2.0)	
Improvement in debtors' performance due to (a)	-	
Loan sales to market	(25.3)	
Direct write-offs	6.6	
Others	(68.5)	
Collection/repayment, etc.	(60.1)	
Improvement in debtors' performance	(8.4)	
Total	(90.1)	(H)

9. Problem assets classified during the six months ended Sep. 30, 2004

(1) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, 2004	Mar. 31, 2005	Change	
Bankrupt and quasi-bankrupt assets	169.7	84.0	(85.7)	
Doubtful assets	875.2	474.1	(401.1)	
Total	1,044.9	558.1	(486.8)	(I)
The result of measures connected to Off-balancing	56.8	67.9		

(2) Progress of Off-balancing

(Billions of yen)

	Six months ended Mar. 31, 2005
Disposition by borrowers' liquidation	(0.4)
Reconstructive disposition --- (a)	(91.2)
Improvement in debtors' performance due to (a)	(107.1)
Loan sales to market	(36.3)
Direct write-offs	(44.3)
Others	(207.5)
Collection/repayment, etc.	(200.9)

10. Problem assets classified during the six months ended Mar. 31, 2005

(1) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, 2005
Bankrupt and quasi-bankrupt assets	142.2
Doubtful assets	383.7
Total	525.9
The result of measures connected to Off-balancing	18.8

(Reference) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, 2000	Mar. 31, 2001	Sep. 30, 2001	Mar. 31, 2002	Sep. 30, 2002	Mar. 31, 2003	Sep. 30, 2003	Mar. 31, 2004	Sep. 30, 2004	Mar. 31, 2005	Change
Bankrupt and quasi-bankrupt assets	653.0	594.0	578.3	498.2	519.3	524.9	506.1	361.6	581.1	448.3	(132.8)
Doubtful assets	2,594.8	1,954.1	1,657.9	2,982.3	2,552.3	2,129.5	1,631.2	1,202.7	1,124.1	924.4	(199.7)
Total	3,247.8	2,548.1	2,236.2	3,480.5	3,071.6	2,654.4	2,137.3	1,564.3	1,705.2	1,372.7	(332.5)
						411.0	370.9	232.6	255.3	202.1	

(Reference) Progress of Off-balancing (Six months ended Mar. 31, 2005 total)

(Billions of yen)

		Six months ended Mar. 31, 2005
Disposition by borrowers' liquidation		(13.0)
Reconstructive disposition --- (a)		(110.3)
Improvement in debtors' performance due to (a)		(107.1)
Loan sales to market		(204.3)
Direct write-offs		(4.4)
Others		(419.3)
	Collection/repayment, etc.	(392.4)
	Improvement in debtors' performance	(26.9)
Total	(A)+(B)+(C)+(D)+(E)+(F)+(G)+(H)+(I)	(858.4)

15. Loan Portfolio, Classified by Industry <SMBC Non-consolidated>

(1) Loans and bills discounted, classified by industry

(Millions of yen)

	Mar. 31, 2005	Change	Mar. 31, 2004
Domestic offices (excluding offshore banking account)	46,673,647	(1,277,875)	47,951,522
Manufacturing	5,321,715	(472,476)	5,794,191
Agriculture, forestry, fisheries, and mining	125,574	(8,259)	133,833
Construction	1,618,372	(98,812)	1,717,184
Transportation, communications and public enterprises	2,737,386	(397,327)	3,134,713
Wholesale and retail	5,310,881	(181,287)	5,492,168
Finance and insurance	5,158,754	266,228	4,892,526
Real estate	5,982,960	(1,012,100)	6,995,060
Various services	5,705,901	235,014	5,470,887
Municipalities	583,515	(104,644)	688,159
Others	14,128,584	495,788	13,632,796
Overseas offices and offshore banking accounts	3,393,938	535,316	2,858,622
Public sector	75,824	12,170	63,654
Financial institutions	237,276	9,883	227,393
Commerce and industry	2,994,018	598,029	2,395,989
Others	86,819	(84,764)	171,583
Total	50,067,586	(742,558)	50,810,144

Risk-Monitored Loans

(Millions of yen)

	Mar. 31, 2005	Change	Mar. 31, 2004
Domestic offices (excluding offshore banking account)	1,703,591	(1,006,222)	2,709,813
Manufacturing	81,283	(244,657)	325,940
Agriculture, forestry, fisheries, and mining	725	(399)	1,124
Construction	342,152	235,058	107,094
Transportation, communications and public enterprises	33,373	(50,953)	84,326
Wholesale and retail	103,341	(262,700)	366,041
Finance and insurance	94,509	41,501	53,008
Real estate	396,542	(601,089)	997,631
Various services	450,201	(83,678)	533,879
Municipalities	-	-	-
Others	201,462	(39,308)	240,770
Overseas offices and offshore banking accounts	32,272	(32,804)	65,076
Public sector	111	(11,308)	11,419
Financial institutions	267	(456)	723
Commerce and industry	31,894	(21,040)	52,934
Others	-	-	-
Total	1,735,863	(1,039,026)	2,774,889

(2) Problem Assets Based on the Financial Reconstruction Law classified by industry, and reserve ratio

(Millions of yen, %)

	Mar. 31, 2005 (a)	Reserve ratio	(a) - (b)	Mar. 31, 2004 (b)
Domestic offices (excluding offshore banking account)	1,787,815	79.6	(952,467)	2,740,282
Manufacturing	85,454	67.0	(243,011)	328,465
Agriculture, forestry, fisheries, and mining	725	79.2	(401)	1,126
Construction	396,298	85.8	289,031	107,267
Transportation, communications and public enterprises	36,204	60.6	(49,209)	85,413
Wholesale and retail	105,012	69.5	(263,805)	368,817
Finance and insurance	95,837	69.8	41,127	54,710
Real estate	408,551	59.9	(608,177)	1,016,728
Various services	456,023	85.6	(78,435)	534,458
Municipalities	-	-	-	-
Others	203,705	100.0	(39,593)	243,298
Overseas offices and offshore banking accounts	36,807	94.9	(34,145)	70,952
Public sector	111	88.7	(11,308)	11,419
Financial institutions	462	89.3	(261)	723
Commerce and industry	36,234	95.0	(22,576)	58,810
Others	-	-	-	-
Total	1,824,622	80.0	(986,612)	2,811,234

(Notes) 1. Problem Assets Based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

2. Reserve Ratio = (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others)

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

(Millions of yen)

	Mar. 31, 2005	Change	Mar. 31, 2004
Consumer loans	14,230,648	354,770	13,875,878
Mortgage loans	13,240,449	515,408	12,725,041
Residential purpose	9,451,330	559,755	8,891,575
Other consumer loans	990,198	(160,639)	1,150,837

(4) Loans to small- and medium-sized enterprises, etc.

(Millions of yen, %)

	Mar. 31, 2005	Change	Mar. 31, 2004
Outstanding balance	35,291,150	(136,684)	35,427,834
Ratio to total loans	75.6	1.7	73.9

(Note) Outstanding balance does not include loans at overseas offices and offshore banking accounts.

16. Loan Portfolio, Classified by Country <SMBC Non-consolidated>

(1) Loans to specific overseas countries

(Millions of yen)

	Mar. 31, 2005	Change	Mar. 31, 2004
Loan balance	40,164	(34,524)	74,688
Number of countries	5	(1)	6

(2) Loans classified by country

(i) Loans to major Asian countries

(Millions of yen)

	Mar. 31, 2005	Change	Mar. 31, 2004
Indonesia	64,013	(17,164)	81,177
Risk-monitored loans	3,317	(14,948)	18,265
Thailand	222,975	8,388	214,587
Risk-monitored loans	745	(1,232)	1,977
Korea	194,913	1,966	192,947
Risk-monitored loans	1,089	(356)	1,445
Hong Kong	219,904	10,364	209,540
Risk-monitored loans	322	(2,922)	3,244
China	254,890	106,217	148,673
Risk-monitored loans	198	(224)	422
Singapore	246,741	30,518	216,223
Risk-monitored loans	838	210	628
India	16,765	(7,920)	24,685
Risk-monitored loans	1,059	(2,043)	3,102
Malaysia	87,074	31,113	55,961
Risk-monitored loans	502	45	457
Pakistan	2,024	(827)	2,851
Risk-monitored loans	1,219	19	1,200
Others	83,129	17,947	65,182
Risk-monitored loans	-	-	-
Total	1,392,432	180,602	1,211,830
Risk-monitored loans	9,289	(21,451)	30,740

(Notes) 1. Classified by domicile of debtors (same for the following tables).
2. Risk-monitored loans are calculated based on the ones in overseas offices and Japan offshore banking accounts (same for the following tables).

(ii) Loans to major Central and South American countries

(Millions of yen)

	Mar. 31, 2005	Change	Mar. 31, 2004
Chile	2,152	(1,972)	4,124
Risk-monitored loans	-	-	-
Columbia	4,533	(1,741)	6,274
Risk-monitored loans	372	(113)	485
Mexico	34,127	14,030	20,097
Risk-monitored loans	-	(634)	634
Argentina	56	(637)	693
Risk-monitored loans	-	-	-
Brazil	50,773	6,313	44,460
Risk-monitored loans	-	-	-
Venezuela	6,262	(693)	6,955
Risk-monitored loans	-	-	-
Panama	167,762	(11,446)	179,208
Risk-monitored loans	-	-	-
Others	3,669	2,696	973
Risk-monitored loans	111	2	109
Total	269,336	6,549	262,787
Risk-monitored loans	483	(745)	1,228

(iii) Loans to Russia

(Millions of yen)

	Mar. 31, 2005	Change	Mar. 31, 2004

(3) Problem Assets Based on the Financial Reconstruction Law, classified by domicile

(Millions of yen, %)

	Mar. 31, 2005 (a)	Reserve ratio	(a) - (b)	Mar. 31, 2004 (b)
Overseas offices and Japan offshore banking accounts	36,807	94.9	(34,145)	70,952
Asia	12,815	83.8	(20,114)	32,532
Indonesia	3,317	45.6	(14,948)	18,265
Hong Kong	411	90.6	(2,833)	3,244
India	1,080	100.0	(2,515)	3,595
China	198	100.0	(224)	422
Others	7,809	84.8	803	7,006
North America	22,758	100.0	(4,646)	27,404
Central and South America	678	88.7	(3,264)	3,942
Western Europe	556	45.3	(6,518)	7,074
Eastern Europe	-	-	-	-

(Notes) 1. Problem Assets Based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

2. Reserve Ratio = (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

3. Classified by domicile of debtors.

17. Deposits and Loans <SMBC Non-consolidated>

(1) Deposits and loans outstanding

(Millions of yen, %)

	FY2004	Change	FY2003
Deposits (term-end balance)	62,788,328	2,720,911	60,067,417
Deposits (average balance)	61,411,281	3,246,867	58,164,414
Domestic units	54,621,893	2,135,942	52,485,951
Average yield	0.02	0.00	0.02
Loans (term-end balance)	50,067,586	(742,558)	50,810,144
Loans (average balance)	50,808,908	(3,436,041)	54,244,949
Domestic units	46,859,345	(3,615,888)	50,475,233
Average yield	1.78	0.03	1.75

(Note) Deposits do not include "negotiable certificates of deposit."

(2) Deposits outstanding, classified by type of depositor

(Millions of yen)

	Mar. 31, 2005	Change	Mar. 31, 2004
Domestic deposits	60,609,630	1,930,428	58,679,202
Individual	32,154,014	522,180	31,631,834
Corporate	28,455,616	1,408,248	27,047,368

(Note) Figures are before adjustment on interoffice accounts in transit.
Excludes "negotiable certificates of deposit" and Japan offshore banking accounts.

(Reference) (Millions of yen)

	Mar. 31, 2005	Change	Mar. 31, 2004
Outstanding balance of investment trusts	2,348,227	342,543	2,005,684
Balance to individuals	2,264,844	344,820	1,920,024

(Note) Balance of investment trusts is recognized on a contract basis and measured according to each fund's net asset balance at the term-end.

18. Other Financial Data <SMBC Non-consolidated>

(1) Debt Forgiveness

(Billions of yen)

	FY2004
Number of companies whose debts have been forgiven	6
Principal amount forgiven	136.3

(Note) Debt forgiveness associated with legal settlement is not included.

(2) Outstanding Balance and the Amount Sold of Stocks in Other Securities

(Billions of yen)

	Mar. 31, 2005
Balance sheet amount	2,987.1
Acquisition cost	2,319.8

(Billions of yen)

	FY2004
Amount sold	approx. 340.0

19. Number of Directors and Employees <SMBC Non-consolidated>

	Mar. 31, 2005		Mar. 31, 2004	Mar. 31, 2005
		Change		"The Plan"*3
Directors and auditors*1	25	1	24	28
Employees*2	21,020	(1,328)	22,348	21,300

(*1) Including directors and auditors of SMFG.

(*2) Registered employees including employees temporarily transferred to other companies but excluding directors, executive officers, contract employees, temporary recruited, and overseas local staffs.

(*3) The Plan for Strengthening the Financial Base.

20. Number of Offices <SMBC Non-consolidated>

	Mar. 31, 2005		Mar. 31, 2004	Mar. 31, 2005
		Change		"The Plan"*4
Domestic branches*1	425	(10)	435	435
Overseas branches*2	17	(3)	20	19
Overseas subsidiaries*3	27	2	25	26

(*1) Sub-branches, agencies, branches specialized in receiving money transfers, branches specialized in controlling ATMs in convenience stores, and International Business Operations Department are excluded.

(*2) Sub-branches and representative offices are excluded.

(*3) Excluding affiliates, of which SMBC has 50% or less than 50% equity interest.

(*4) The Plan for Strengthening the Financial Base.

21. Deferred Tax Assets <SMBC Non-consolidated>

(1) Deferred Tax Assets on the Balance Sheet

(Billions of yen)

			Mar. 31, 2005	Change	Mar. 31, 2004	(Reference) Temporary differences Mar. 31, 2005
(a) Total deferred tax assets	(b-c)	1	1,825.8	(13.8)	1,839.6	
(b) Subtotal of deferred tax assets		2	2,379.1	182.2	2,196.9	5,852.8
Reserve for possible loan losses		3	315.4	(113.9)	429.3	776.4
Write-off of loans		4	562.1	279.3	282.8	1,383.5
Write-off of securities		5	533.0	154.4	378.6	1,311.8
Reserve for employee retirement benefits		6	76.9	(5.4)	82.3	189.2
Depreciation		7	6.1	(1.0)	7.1	15.0
Net unrealized losses on other securities		8	-	-	-	-
Net operating loss carryforwards		9	822.8	(128.6)	951.4	2,008.8
Other		10	62.8	(2.6)	65.4	168.1
(c) Valuation allowance		11	553.3	196.0	357.3	
(d) Total deferred tax liabilities		12	323.6	74.5	249.1	796.5
Gains on securities contributed to employee retirement benefits trust		13	51.7	26.2	25.5	127.3
Net unrealized gains on other securities		14	264.5	48.0	216.5	651.1
Other		15	7.4	0.3	7.1	18.1
Net deferred tax assets (Balance sheet amount)	(a-d)	16	1,502.2	(88.3)	1,590.5	
Amounts corresponding to the estimated taxable income before adjustments		17	1,694.1	(35.5)	1,729.6	
Amounts to be realized after more than a certain period	(Note 1)	18	72.6	(4.8)	77.4	
Amount corresponding to the deferred tax liabilities shown in line 14	(Note 2)	19	(264.5)	(48.0)	(216.5)	

Effective income tax rate	20	40.63%	-	40.63%

(Notes)

1. Deferred tax assets arising from temporary differences that are expected to be reversed after more than five years (such as reserve for employee retirement benefits and depreciation of buildings) may be recognized if there is a high likelihood of such tax benefits being realized. (JICPA Auditing Committee Report No.66 "Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets")
2. Deferred tax assets are recognized on the balance sheet on a net basis after offsetting against deferred tax liabilities arising from net unrealized gains on other securities. But the collectability is assessed for the gross deferred tax assets, before offsetting against deferred tax liabilities. (JICPA Auditing Committee Report No.70 "Auditing Treatment Regarding Application of Tax Effect Accounting to Valuation Differences on Other Securities and Losses on Impairment of Fixed Assets")

(2) Reason for Recognition of Deferred Tax Assets

(a) Recognition Criteria

Practical Guideline, examples (4) proviso

(1) SMBC has significant operating loss carryforwards on the tax base. These operating loss carryforwards are due to SMBC taking the below measures in order to quickly strengthen its financial base under the prolonged deflationary pressure, and are accordingly judged to be attributable to extraordinary factors. As a result, SMBC recognized deferred tax assets to the limit of the estimated future taxable income for the period (approximately 5 years) pursuant to the practical guideline on assessing the collectability of deferred tax assets issued by JICPA ("Practical Guideline")(*).

(a) Disposal of Non-performing Loans

SMBC established internal standards for write-offs and reserves based on self assessment in accordance with the "Prompt Corrective Action" adopted in Fiscal 1998 pursuant to the law concerning the maintenance of sound management of financial institutions (June 1996).

SMBC has been aggressively disposing non-performing loans and bolstering provisions in order to reduce the risk of asset deterioration under the severe business environment of a prolonged sluggish economy.

In addition, pursuant to the "Program for Financial Revival" of October 2002, SMBC has accelerated disposal of non-performing loans in order to reduce the problem asset ratio to half by Fiscal 2004. As a result, SMBC has achieved this target earlier than planned, in the 1st half of Fiscal 2004. In the process, taxable disposals that were made in the past have been realized, while taxable disposals have been newly recognized. As a result, taxable disposal of non-performing loans(**) amounted to approximately 2,160 billion yen as of March 31, 2005.

(b) Disposal of Unrealized Losses on Stocks

SMBC has been accelerating its effort to reduce stockholdings in order to reduce the risk of stock price fluctuations, and early meet the regulation limiting stockholdings that was adopted in Fiscal 2001.

During Fiscal 2002, SMBC reduced the balance of stocks by approximately 1.1 trillion yen through stocks sales and also disposed all at once unrealized losses on stocks of approximately 1.2 trillion yen by writing off impaired stocks and using the gains on the merger. Consequently, SMBC met the regulation limiting stockholdings at the end of Fiscal 2002, before the deadline.

As a result, balances of taxable write-off on securities(**) increased (from approximately 0.1 trillion yen as of March 31, 1999 to approximately 1.5 trillion yen as of March 31, 2003). On the other hand, taxable write-off of securities carried out in the past is now being realized through accelerated selling of stocks (In Fiscal 2004, approximately 130 billion yen was realized).

(2) Consequently, operating loss carryforwards on the tax base amounted to approximately 2 trillion yen as of March 31, 2005, but they are certain to be offset by their carry-over period by the taxable income that will be generated in the future. No material operating loss carryforwards on the tax base have expired in the past.

(*) JICPA Auditing Committee Report No.66 "Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets"

(**) Corresponds to "(Reference) Temporary differences" of the table on the previous page.

(b) Period for Future Taxable Income to be estimated

5 years

(c) Accumulated Amount of Estimated Future Taxable Income before Adjustments for the Next 5 Years

(Billions of yen)

			Estimates of next 5 years
	Banking profit (before provision for general reserve for possible loan losses)	1	5,211.0
A	Income before income taxes	2	2,961.0
B	Adjustments to taxable income (excluding reversal of temporary differences as of Mar. 31, 2005)	3	1,208.6
C	Taxable income before adjustments (A+B)	4	4,169.6
	Deferred tax assets corresponding to taxable income before adjustments	5	1,694.1

(corresponding to line 17 of the table on the previous page)

[Basic Policy]

(1) Estimate when the temporary differences will be reversed

(2) Conservatively estimate the taxable income before adjustments for the next 5 years

(a) Rationally make earnings projection for up to Fiscal 2009 based on the "Plan for strengthening the financial base (up to Fiscal 2006)"

(b) Reduce an amount reflecting the uncertainty of the projected amount from the projected amount.

(c) Add the adjustments to the above amount

(3) Apply the effective tax rate to the above amount and record the amount as "deferred tax assets"

(Reference 1) Income of final return (before deducting operating loss carryforwards) for the last 5 years

(Billions of yen)

	FY2000	FY2001	FY2002	FY2003	FY2004
Income of final return (before deducting operating loss carryforwards)	(176.0)	241.9	(745.5)	(1,437.8)	316.9

(Notes) 1. (Income of final return before deduction of operating loss carryforwards)
= (Taxable income before adjustments for each fiscal year) - (Temporary differences to be reversed for each fiscal year)

2. Since the final declaration for the corporate income tax is being done in the end of June, the figures for March 31, 2005 are estimated income of final return as of March 31, 2005.

3. The figures above include amounts arising from "extraordinary factors" that are specified in the Practical Guideline.

22. Earnings Forecast for FY2005

Sumitomo Mitsui Financial Group, Inc.

<Non-consolidated> (Billions of yen)

	FY2005		FY2004
	Six-month period ended Sep. 30, 2005	Forecast	Result
Operating income	16.0	54.0	258.8
Ordinary profit	13.0	48.0	253.4
Net income	35.0	70.0	252.2

(Billions of yen)

	FY2005		FY2004
	Six-month period ended Sep. 30, 2005	Forecast	Result
Total dividend	-	46.4	44.4

Dividend per share forecast (Yen)

		FY2005		FY2004
		Six-month period ended Sep. 30, 2005	Forecast	Result
Common stock		-	3,000	3,000
Type 1 Preferred stock		-	10,500	10,500
Type 2 Preferred stock		-	28,500	28,500
Type 3 Preferred stock		-	13,700	13,700
Type 4 Preferred stock	1st - 12th series	-	135,000	135,000
	13th series	-	-	67,500
1st Series Type 6 Preferred stock		-	88,500	728

<Consolidated> (Billions of yen)

	FY2005		FY2004
	Six-month period ended Sep. 30, 2005	Forecast	Result
Ordinary income	1,600.0	3,300.0	3,580.8
Ordinary profit	320.0	780.0	(30.3)
Net income	210.0	460.0	(234.2)

(Reference)
Sumitomo Mitsui Banking Corporation

<Non-consolidated> (Billions of yen)

	FY2005		FY2004
	Six-month period ended Sep. 30, 2005	Forecast	Result
Gross banking profit	730.0	1,545.0	1,522.9
Expenses	(300.0)	(595.0)	(582.4)
Banking profit (before provision for general reserve for possible loan losses)	430.0	950.0	940.5
Ordinary profit	240.0	610.0	(71.7)
Net income	130.0	350.0	(136.8)

Total credit cost (*)	(160.0)	(300.0)	(954.8)

(*) (Provision for general reserve for possible loan losses) + (Credit cost included in non-recurring losses)

(Reference 1) FY2004: Management Policy and Achievement

1. Completion of Intensive Improvement in Asset Quality

Take further financial measures with regard to NPLs

* Considerably reduce the source of potential loss and surely decrease credit cost for the following fiscal years to a normalized level
  - -Downgrading of borrowers' categories with more conservative stance
  - -Additional provision for claims to borrowers requiring caution etc.

	Mar. 31, 2002		Mar. 31, 2005
Problem Assets based on the Financial Reconstruction Law	5,920.3 billion	Achieved the target of halving	1,824.6 billion
Problem Asset Ratio	8.9%		3.3%

Take further financial measures on securities portfolio

* Reduction of stockholdings: sold approximately 340 billion
* Impairment of preferred shares, which previously acquired for supporting borrowers' financial conditions
* Disposal of unrealized losses on bonds including JGBs

(Ref. 1) Problem Assets Based on the Financial Reconstruction Law, and Problem Asset Ratio


Billions of
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
Problem Assets
Problem Asset Ratio
5,920.3*
5,261.3
2,811.2
1,824.6
8.9%
8.4%
5.0%
3.3%
02/3
03/3
04/3
05/3

* Includes the former Wakashio bank

(Ref. 2) Stockholdings

[Listed stocks and OTC stocks (SMBC non-consolidated)]


Billions of yen
6,000
5,000
4,000
3,000
2,000
1,000
0
150%
130%
110%
90%
70%
50%
30%
Acquisition cost
Market value
Acquisition cost/Tier I**
5,234.8
3,068.8
2,152.2
1,922.8
02/3
03/3
04/3
05/3

** Tier 1 Capital figures are SMBC consolidated basis

2. Accelerating the Offensive in Strategic Businesses

Steady progress in strategic businesses

* New type unsecured loans to SMEs
  - => Balance of "Business Select Loan" exceeded JPY 1.2 trillion
* Financial consulting for individuals
  - => Started securities intermediary business (in 04/12) and sold approximately JPY 80 billion of foreign currency bonds, etc.
  - => Accumulated sales amount of pension-type insurances: more than JPY 1 trillion
  - => Balance of investment trusts for individual clients under SMBC account: approximately JPY 2.3 trillion
* Investment banking business
  - => Annual origination of domestic loan syndication: more than JPY 6 trillion
* Consumer finance
  - => Business alliance with Promise (04/9) Install 427 ACMs (new type of Automatic Contract Machines) in SMBC domestic marketing channels and start consumer finance business by SMBC, Promise, and At-Loan
* Asian business centered on China
  - => Opened Hangzhou Branch as the ninth branch in China

(Ref. 3) Banking Profit* <SMBC>


Percentage of Banking profits of Marketing Units to Total Banking profit
1,400
1,200
1,000
800
600
400
200
0
90%
80%
70%
60%
50%
40%
30%
20%
10%
1,186.5**
1,113.6
1,000.1
940.5
48.2%
54.3%
72.2%
86.2%
FY01
FY02
FY03
FY04

* before provision for general reserve for possible loan losses
**includes the former Wakashio Bank

(Reference 2) Management Policy in FY2005

Secure solid profit level in the first year of Mid-term Management Plan

- Further strengthen profitability through aggressive allocation of resources to strategic businesses

	<05/3 result>	<06/3 forecast>
Net income <SMFG consolidated>	(JPY 234.2 billion)	JPY 460 billion
Net income <SMBC non-consolidated>	(JPY 136.8 billion)	JPY 350 billion

- Decrease credit cost to a normalized level

<SMBC non-consolidated>	<05/3 result>	<06/3 forecast>
Total credit cost	JPY 954.8 billion	JPY 300 billion
Problem assets based on the Financial Reconstruction Law	JPY 1,824.6 billion	Level at or above JPY 1 trillion (Target)
Problem asset ratio	3.3%	Level at or above 2% (Target)

Management strategy of the Mid-term Management Plan (FY2005-FY2008)

Become the No. 1 bank with "the highest trust of customers, markets, and society"
- Raise SMFG's market capitalization to more than JPY 10 trillion -

Strategic allocation of resources
- Aggressive allocation of business resources to strategic businesses
- Improve efficiency of existing businesses

Business growth strategy
- Challenge new types of risks, new regions and new business areas
- Proactively seek strategic alliances

Improve capital efficiency
- Improve risk-return profile of each business
- Reallocate risk capital and risk-weighted assets

Focal areas of Marketing Units

Consumer finance
- Alliance with Promise
  - Consumer loans
- Alliance with NTT DoCoMo
  - New credit-payment service using mobile phones

Financial consulting for individuals
- Reinforce promotion to "mass affluent" segment
  - Asset management for individuals
- Provide expanded line-up of products
  - Securities intermediary business
  - Testamentary trust business

Financial consulting for corporations
- Reinforce solution
  - Investment banking business
- Improve risk-taking capability
  - New type unsecured loans to SMEs

Overseas businesses
- Reinforce Asian market
  - Asian business centered on China
- Expand business focused on improving capital efficiency in the U.S. and European market

Continue to develop and reinforce corporate governance in order to increase corporate value and fulfill corporate social responsibility

Early repayment of public funds

<FY2008 Target>

Consolidated ROE: More than 15%	Consolidated net income: More than JPY 650 billion	Consolidated BIS capital ratio: Approximately 11% Consolidated TierI ratio: Approximately 7%

(Reference 3) Financial Statements of SMBC

1. Highlights of SMBC's Financial Results for the fiscal year ended March 31, 2005

<SMBC Non-consolidated>

Ordinary income		2,289,372 million yen
Ordinary profit		(71,680) million yen
Net income		(136,854) million yen
Total assets		91,129,776 million yen
Stockholders' equity		2,752,735 million yen
Stockholders' equity to Total assets		3.02 %
Capital ratio (BIS Guidelines) [preliminary]		11.32 %
Number of shares outstanding as of term-end		56,112,948 shares
	Common stock	55,212,947 shares
	Type 1 Preferred stock	35,000 shares
	Type 2 Preferred stock	100,000 shares
	Type 3 Preferred stock	695,000 shares
	First Series Type 6 Preferred stock	70,001 shares
Number of treasury stock as of term-end		- shares
Average number of shares outstanding during the term		55,933,270 shares
	Common stock	55,045,804 shares
	Type 1 Preferred stock	48,333 shares
	Type 2 Preferred stock	100,000 shares
	Type 3 Preferred stock	738,750 shares
	First Series Type 6 Preferred stock	383 shares
Net income per share		(2,718.23) yen
Net income per share (diluted)		- yen
Stockholders' equity per share		26,129.71 yen
Total Dividends (annual)		50,483 million yen
	Common stock	683 yen per share
	Type 1 Preferred stock	10,500 yen per share
	Type 2 Preferred stock	28,500 yen per share
	Type 3 Preferred stock	13,700 yen per share
	First Series Type 6 Preferred stock	485 yen per share
Increase of net assets by recognizing at fair value		593,053 million yen

<SMBC Consolidated>

Capital ratio (BIS Guidelines) [preliminary]	10.60 %

2. Balance Sheet (Condensed) <SMBC Non-consolidated>

(Millions of yen)

	March 31, 2005 (A)	March 31, 2004 (B)	Change (A-B)
Assets			
Cash and due from banks & Deposits with banks	4,524,830	4,866,920	(342,090)
Call loans	373,397	287,262	86,135
Receivables under resale agreements	88,021	130,337	(42,316)
Receivables under securities borrowing transactions	568,340	1,009,328	(440,988)
Bills bought	573,000	-	573,000
Commercial paper and other debt purchased	126,682	133,081	(6,399)
Trading assets	3,363,376	2,958,990	404,386
Money held in trust	3,832	3,749	83
Securities	23,676,696	26,592,584	(2,915,888)
Loans and bills discounted	50,067,586	50,810,144	(742,558)
Foreign exchanges	840,923	720,840	120,083
Other assets	1,446,439	1,480,776	(34,337)
Premises and equipment	660,469	688,325	(27,856)
Deferred tax assets	1,502,153	1,590,518	(88,365)
Customers' liabilities for acceptances and guarantees	4,303,148	4,086,964	216,184
Reserve for possible loan losses	(989,121)	(1,250,751)	261,630
Total assets	91,129,776	94,109,074	(2,979,298)
Liabilities			
Deposits	62,788,328	60,067,417	2,720,911
Negotiable certificates of deposit	2,803,299	3,589,354	(786,055)
Call money	2,232,507	2,479,233	(246,726)
Payables under repurchase agreements	365,127	1,071,114	(705,987)
Payables under securities lending transactions	3,838,031	5,946,346	(2,108,315)
Bills sold	2,578,700	3,725,600	(1,146,900)
Trading liabilities	1,711,030	1,504,465	206,565
Borrowed money	2,267,602	2,531,973	(264,371)
Foreign exchanges	477,845	576,958	(99,113)
Bonds	3,718,372	3,177,741	540,631
Due to trust account	50,457	36,032	14,425
Other liabilities	1,143,206	2,368,824	(1,225,618)
Reserve for employee bonuses	9,092	8,752	340
Reserve for employee retirement benefits	-	11,748	(11,748)
Reserve for expenses related to EXPO 2005 Japan	231	116	115
Other reserves	18	18	-
Deferred tax liabilities for land revaluation	90,043	55,541	34,502
Acceptances and guarantees	4,303,148	4,086,964	216,184
Total liabilities	88,377,041	91,238,204	(2,861,163)
Stockholders' equity			
Capital stock	664,986	559,985	105,001
Capital surplus	1,367,548	1,237,307	130,241
Capital reserve	1,009,933	879,693	130,240
Other capital surplus	357,614	357,614	-
Retained earnings	291,311	676,064	(384,753)
Voluntary reserves	221,532	221,540	(8)
Unappropriated retained earnings at end of term	69,779	454,523	(384,744)
Land revaluation excess	42,345	81,158	(38,813)
Net unrealized gains on other securities	386,543	316,354	70,189
Total stockholders' equity	2,752,735	2,870,870	(118,135)
Total liabilities and stockholders' equity	91,129,776	94,109,074	(2,979,298)

(Note) Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

3. Income Statement (Condensed) <SMBC Non-consolidated>

(Millions of yen)

	FY2004 (A)	FY2003 (B)	Change (A-B)
Ordinary income:	2,289,372	2,322,363	(32,991)
Interest income	1,318,698	1,392,322	(73,624)
Interest on loans and discounts	934,892	972,891	(37,999)
Interest and dividends on securities	262,640	249,594	13,046
Trust fees	2,609	334	2,275
Fees and commissions	399,434	322,075	77,359
Trading profits	131,779	283,611	(151,832)
Other operating income	228,005	149,209	78,796
Other income	208,845	174,809	34,036
Ordinary expenses:	2,361,053	2,137,225	223,828
Interest expenses	346,195	305,284	40,911
Interest on deposits	107,718	85,133	22,585
Fees and commissions	101,358	95,506	5,852
Trading losses	199	2,881	(2,682)
Other operating expenses	109,916	159,774	(49,858)
General and administrative expenses	603,477	623,098	(19,621)
Other expenses	1,199,906	950,679	249,227
Ordinary profit (loss)	(71,680)	185,138	(256,818)
Extraordinary gains	1,562	166,823	(165,261)
Extraordinary losses	29,961	33,115	(3,154)
Income (loss) before income taxes	(100,079)	318,846	(418,925)
Income taxes, current	6,379	12,752	(6,373)
Income taxes, refund	8,184	-	8,184
Income taxes, deferred	38,579	4,980	33,599
Net income (loss)	(136,854)	301,113	(437,967)
Unappropriated retained earnings carried forward	254,523	192,995	61,528
Transfer from land revaluation excess	2,559	3,868	(1,309)
Interim dividends	50,449	43,454	6,995
Unappropriated retained earnings at end of term	69,779	454,523	(384,744)

(Note) Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

4. Statement of Appropriation of Retained Earnings (Proposal) <SMBC Non-consolidated>

(Millions of yen)

	FY2004 (A)	FY2003 (B)	Change (A-B)
Appropriation of unappropriated retained earnings			
Unappropriated retained earnings at end of year	69,779	454,523	(384,744)
Transfer from voluntary reserves	29	8	21
Transfer from reserve for possible losses on overseas investments	29	8	21
Total	69,808	454,531	(384,723)
Retained earnings to be appropriated	33	200,008	(199,975)
Dividends on First Series Type 6 Preferred stock	33	-	33
Dividends on common stock	-	200,008	(200,008)
Retained earnings carried forward to next year	69,774	254,523	(184,749)
Appropriation of other capital surplus			
Other capital surplus at end of year	357,614	357,614	-
Other capital surplus to be appropriated	-	-	-
Other capital surplus carried forward to next year	357,614	357,614	-

(Note) Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

5. Market Value Information on Securities <SMBC Non-consolidated>

[1] Securities

In addition to "Securities" stated in the non-consolidated balance sheet, negotiable certificates of deposit bought classified as "Cash and due from banks" is included in the amount below.

(1) Bonds classified as held-to-maturity with market value

(Millions of yen)

	March 31, 2005				
	Balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese Government bonds	506,442	504,102	(2,340)	1,582	3,922
Other	9,841	10,337	495	507	11
Total	516,284	514,439	(1,844)	2,089	3,933

(2) Investments in subsidiaries or affiliates with market value

(Millions of yen)

	March 31, 2005		
	Balance sheet amount	Market value	Net unrealized gains (losses)
Stocks of subsidiaries	85,526	141,939	56,412
Stocks of affiliates	154,274	158,205	3,930
Total	239,801	300,144	60,343

(3) Other securities with market value

(Millions of yen)

	March 31, 2005				
	Acquisition cost	Balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	1,922,764	2,590,091	667,326	708,643	41,317
Bonds	13,768,322	13,776,023	7,700	27,343	19,642
Japanese Government bonds	12,486,555	12,493,958	7,402	21,231	13,828
Japanese Local Government bonds	402,214	400,686	(1,528)	1,839	3,368
Japanese corporate bonds	879,551	881,378	1,826	4,272	2,445
Other	2,538,595	2,514,953	(23,641)	14,155	37,797
Change of purpose of holding	-	-	36	36	-
Total	18,229,682	18,881,068	651,422	750,180	98,757

(Notes)

1. Unrealized gains (losses) for other securities include gains of JPY 469 million that were recognized in income statement by applying fair value hedge accounting and valuation gains of JPY 82 million on embedded financial instruments in their entirety that were recorded in income statement because their embedded derivatives are not measured separately.

   As a result, the amount subject to inclusion in the stockholders' equity is 650,870 million yen and the actual amount included in the stockholder's equity under "Net unrealized gains on other securities" is 386,421 million yen (calculated by deducting deferred tax liabilities of 264,448 million yen from the 650,870 million yen).

2. Other securities with market value are considered impaired if the market value declines materially below the acquisition cost, and such decline is not considered recoverable. The market value is recognized as the balance sheet amount and the amount of write-down is accounted for as valuation loss (impaired) for this term. Valuation loss for this term was 52 million yen. The rule for determining "material decline" is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers	Market value is lower than acquisition cost.
Issuers requiring caution	Market value is 30% or more lower than acquisition cost.
Normal issuers	Market value is 50% or more lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt
Potentially bankrupt issuers: Issuers that are not currently bankrupt but perceived to have a high risk of falling into bankruptcy
Issuers requiring caution: Issuers that are identified for close monitoring

(4) Securities with no available market value

(Millions of yen)

	March 31, 2005
Investments in subsidiaries and affiliates	
Stocks of subsidiaries	1,133,353
Stocks of affiliates	33,630
Other	29,898
Other securities	
Unlisted stocks (excluding OTC stocks)	397,067
Unlisted bonds	2,094,681
Unlisted foreign securities	230,604
Other	198,575

(5) Redemption schedule of other securities with maturities and bonds classified as held-to-maturity

(Millions of yen)

	March 31, 2005			
	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years
Bonds	2,986,238	8,540,093	2,115,774	2,735,040
Japanese Government bonds	2,759,480	6,154,545	1,383,830	2,702,545
Japanese Local Government bonds	2,493	204,291	193,407	494
Japanese corporate bonds	224,265	2,181,257	538,537	32,000
Other	492,927	1,487,334	230,408	561,803
Total	3,479,166	10,027,428	2,346,182	3,296,844

[2] Money Held in Trust

Other money held in trust (Other than classified as trading or held-to-maturity purpose)

(Millions of yen)

	March 31, 2005				
	Acquisition cost	Balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other money held in trust	3,628	3,832	204	300	95

(Note) Net unrealized gains of 121 million yen (after deducting 83 million yen in deferred tax liabilities from 204 million yen in net unrealized gains) are included in 'Net unrealized gains on other securities.'

6. Statements of Trust Assets and Liabilities <SMBC Non-consolidated>

(Millions of yen)

	March 31, 2005 (A)	March 31, 2004 (B)	Change (A-B)
Loans and bills discounted	9,780	10,000	(220)
Securities	81,840	4,645	77,195
Securities held in custody accounts	34,166	-	34,166
Monetary claims	600,618	378,710	221,908
Other claims	315	0	315
Due from banking account	50,457	36,032	14,425
Total assets	777,177	429,388	347,789
Monetary trusts	101,323	17,007	84,316
Securities trusts	34,166	-	34,166
Monetary claims trusts	480,147	371,476	108,671
Composite trusts	161,539	40,904	120,635
Total liabilities	777,177	429,388	347,789

(Notes) 1. Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2. SMBC has no co-operative trusts under other trust bank's administration.

3. SMBC does not handle any trusts with principal indemnification.

平成 17 年 4 月 15 日

各　　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

当社連結子会社（株式会社さくらケーシーエス）の平成 17 年 3 月期業績予想の修正について

当社の連結子会社である株式会社さくらケーシーエスが、平成 16 年 11 月 19 日の中間決算発表時に公表した平成 17 年 3 月期（平成 16 年 4 月 1 日～平成 17 年 3 月 31 日）の業績予想を別添資料のとおり修正しましたのでお知らせ致します。

以　　上

【本件に関するお問い合わせ先】
広報部　古舘　　ＴＥＬ：03－5512－2678

平成17年4月15日

各　位

会　社　名　株式会社さくらケーシーエス
代表者名　取締役社長　小川　惠三
コード番号　４７６１（大証第二部）
問合せ先　取締役経営企画部長
田中　秀明
TEL（078）391-6571

業績予想の修正に関するお知らせ

最近の業績動向等を踏まえ、平成16年11月19日中間決算発表時に公表した業績予想を下記のとおり修正いたします。

記

1. 平成17年3月期通期業績予想数値の修正（平成16年4月1日～平成17年3月31日）

【連結】　（単位：百万円）

	売上高	経常利益	当期純利益
前回発表予想（A）	23,600	740	440
今回修正予想（B）	23,512	801	556
増減額（B—A）	▲88	61	116
増減率（%）	▲0.4%	8.2%	26.4%
前期(平成16年3月期)実績	24,065	679	369

【単体】　（単位：百万円）

	売上高	経常利益	当期純利益
前回発表予想（A）	23,000	680	400
今回修正予想（B）	22,842	742	529
増減額（B—A）	▲158	62	129
増減率（%）	▲0.7%	9.1%	32.3%
前期(平成16年3月期)実績	23,435	577	308

2. 修正の理由

平成17年3月期の連結業績につきましては、前回発表予想数字に対し、システム運用管理とその他情報・サービスが微増となりましたが、システム構築とシステム機器販売の減少により、売上高は0.4%の減収となりました。

一方、損益面では、コンサルティング業務が大幅増益となった他、システム構築の粗利益率改善、販売費及び一般管理費削減の効果等から、経常利益は予想比8.2%増となり6期振りの増益を実現、また、当期純利益も同26.4%増の見通しであります。

同様に、単独業績につきましても、予想比、売上高は0.7%減、経常利益は9.1%増、当期純利益は32.3%増となる見通しであります。

なお、配当につきましては、従来の水準（1株当り年10円うち中間配当金5円）を据置く方針であります。

以　上

File No. 82-4395
Exhibit A2(a)
(English Translation)

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Financial Group Announces Revision of Earnings Forecasts of a Consolidated Subsidiary (SAKURA KCS Corporation)

TOKYO, April 15, 2005 --- Sumitomo Mitsui Financial Group, Inc. (SMFG) hereby announces that SAKURA KCS Corporation, a consolidated subsidiary of SMFG, has revised its earnings forecasts published on November 19, 2004 (see Appendix).

(Appendix)

SAKURA KCS Corporation Announces
Revision of Earnings Forecasts for Fiscal Year 2004

KOBE, Japan, April 15, 2005 --- SAKURA KCS Corporation ("Sakura KCS") hereby announces that it has revised its earnings forecasts published on November 19, 2004.

1. Revision of earnings forecast (Fiscal year 2004 ended March 31, 2005)

(Consolidated) (Millions of yen)

		Sales	Ordinary profit	Net income
Previous forecast	(A)	23,600	740	440
Revised forecast	(B)	23,512	801	556
Difference	(B) −(A)	(88)	61	116
Percentage change		(0.4%)	8.2%	26.4%
(Ref.) Fiscal year 2003		24,065	679	369

(Non-consolidated) (Millions of yen)

		Sales	Ordinary profit	Net income
Previous forecast	(A)	23,000	680	400
Revised forecast	(B)	22,842	742	529
Difference	(B) −(A)	(158)	62	129
Percentage change		(0.7%)	9.1%	32.3%
(Ref.) Fiscal year 2003		23,435	577	308

2. Factors behind the revision

Consolidated sales for the year ended March 31, 2005 are expected to be 0.4% below the previous forecast mainly due to lower-than-expected revenues from system development and hardware sales, though revenues from system management and other information service were slightly higher than expected.

Thanks to higher-than-expected profit from consulting business, improvement in gross margin of system development and reduction in sales and general administrative expenses, ordinary profit is expected to be 8.2% above the previous forecast -- an increase for the first time in six years. Net income is expected to be 26.4% higher than the previous forecast.

On a non-consolidated basis, ordinary profit and net income are expected to be higher by 9.1% and 32.3%, respectively though sales are 0.7% lower than the previous forecast.

Sakura KCS intends to maintain the existing level of dividend of 10 yen (interim dividend of 5 yen) per share.

Exhibit A2(b)

平成 17 年 4 月 19 日

各　位

株式会社 三井住友フィナンシャルグループ
（コード番号 ８３１６）

代表取締役異動のお知らせ

本日の取締役会で 6 月 29 日付下記役員人事を内定したので、お知らせいたします。

記

（新）	（現）	
(株)三井住友銀行 特別顧問	取締役会長(代表取締役) 兼(株)三井住友銀行 取締役会長(代表取締役)	岡田　明重
(株)三井住友銀行 特別顧問	取締役社長(代表取締役) 兼(株)三井住友銀行 頭取(代表取締役)	西川　善文
取締役会長(代表取締役) 兼(株)三井住友銀行 頭取(代表取締役)	(株)三井住友銀行 副頭取(代表取締役)	奥　正之
取締役社長(代表取締役) 兼(株)三井住友銀行 取締役会長(代表取締役)	取締役副社長(代表取締役)	北山　禎介

以　上

Exhibit A2(b)
(English Translation)

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Change of Representative Directors

TOKYO, April 19, 2005 --- Sumitomo Mitsui Financial Group, Inc. (SMFG) hereby announces that the following changes of directors were resolved at today's meeting of Board of Directors. Appointments are scheduled to be effective on June 29, 2005.

Post to be appointed	Current post	Name
Sumitomo Mitsui Banking Corporation Advisor	Sumitomo Mitsui Financial Group, Inc. Chairman of the Board (Representative Director) Sumitomo Mitsui Banking Corporation Chairman of the Board (Representative Director)	Akishige Okada
Sumitomo Mitsui Banking Corporation Advisor	Sumitomo Mitsui Financial Group, Inc. President (Representative Director) Sumitomo Mitsui Banking Corporation President (Representative Director)	Yoshifumi Nishikawa
Sumitomo Mitsui Financial Group, Inc. Chairman of the Board (Representative Director) Sumitomo Mitsui Banking Corporation President (Representative Director)	Sumitomo Mitsui Banking Corporation Deputy President (Representative Director)	Masayuki Oku
Sumitomo Mitsui Financial Group, Inc. President (Representative Director) Sumitomo Mitsui Banking Corporation Chairman of the Board (Representative Director)	Sumitomo Mitsui Financial Group, Inc. Deputy President (Representative Director)	Teisuke Kitayama

File No. 82-4395
Exhibit A2(c)

平成 17 年 4 月 20 日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）
三　井　住　友　カ　ー　ド　株　式　会　社

本日の報道について

本日、三井住友フィナンシャルグループの１００％子会社三井住友カードとエヌ・ティ・ティ・ドコモとの業務・資本提携に関する報道がありました。三井住友フィナンシャルグループにおいては、携帯電話を介した新たなビジネスモデルの創出について、さまざまな検討をしていることは事実ですが、現時点において具体的に決まったものはありません。

以　上

Sumitomo Mitsui Financial Group, Inc.
Sumitomo Mitsui Card Company, Limited

Statement on Media Reports

TOKYO, April 20, 2005 --- Today, there were certain media reports concerning business and capital alliance between Sumitomo Mitsui Card Company, Limited, a wholly-owned subsidiary of Sumitomo Mitsui Financial Group, Inc. (SMFG), and NTT DoCoMo, Inc. It is true that SMFG considers various initiatives to develop a new business model using mobile telephones, however, nothing concrete has been decided at the moment.

File No. 82-4395
Exhibit A2(d)

平成 17 年 4 月 25 日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

当社連結子会社（株式会社みなと銀行）の
平成 17 年 3 月期業績予想の修正について

当社の連結子会社である株式会社みなと銀行が、平成 16 年 11 月 22 日の中間決算発表時に公表した平成 17 年 3 月期（平成 16 年 4 月 1 日～平成 17 年 3 月 31 日）の業績予想を別添資料のとおり修正しましたのでお知らせ致します。

以　上

【本件に関するお問い合わせ先】
広報部　古舘　　ＴＥＬ：03－5512－2678

平成17年4月25日

各　　位

会 社 名　株式会社　みなと銀行
代表者名　取締役頭取　西村　忠禧
コード番号　8543 東証第一部・大証第一部
問合せ先　常務執行役員企画部長 竹内 健二
(TEL 078-333-3224)

平成17年3月期業績予想の修正について

平成16年11月22日に公表しました平成17年3月期の業績予想を下記のとおり修正いたします。

記

1. 平成17年3月期(平成16年4月1日～平成17年3月31日)の業績予想数値の修正

【連結】　(単位:百万円)

	経常収益	経常利益	当期純利益
前回発表予想 (A)	70,700	8,600	3,000
今回修正予想 (B)	72,895	10,113	4,017
増減額 (B)－(A)	2,195	1,513	1,017
増減率(%)	3.1%	17.6%	33.9%
前期実績(16年3月期)	77,432	8,952	3,098

【単体】　(単位:百万円)

	経常収益	経常利益	当期純利益
前回発表予想 (A)	64,100	7,000	2,500
今回修正予想 (B)	66,116	8,118	3,310
増減額 (B)－(A)	2,016	1,118	810
増減率(%)	3.1%	16.0%	32.4%
前期実績(16年3月期)	71,521	7,643	2,184

2. 修正理由

預かり資産残高の順調な増加により役務取引等利益が増益となったこと、有価証券運用益が当初予想を上回ったこと等により業績予想を修正いたします。

以　上

File No. 82-4395
Exhibit A2(d)
(English Translation)

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Financial Group Announces Revision of Earnings Forecasts of a Consolidated Subsidiary (The Minato Bank, Limited)

TOKYO, April 25, 2005 --- Sumitomo Mitsui Financial Group, Inc. (SMFG) hereby announces that The Minato Bank, Limited, a consolidated subsidiary of SMFG, has revised its earnings forecasts published on November 22, 2004 (see Appendix).

(Appendix)

The Minato Bank, Limited

Minato Bank Announces
Revision of Earnings Forecast for Fiscal Year 2004

KOBE, Japan, April 25, 2005 --- The Minato Bank, Limited ("Minato") announces today its revision of earnings forecast for the fiscal year 2004 ended March 31, 2005, which was previously published on November 22, 2004.

1. Revision of earnings forecast for the fiscal year 2004 ended March 31, 2005

(Consolidated) (Millions of yen)

	Total income	Ordinary profit	Net income
Previous forecast (A)	70,700	8,600	3,000
Revised forecast (B)	72,895	10,113	4,017
Difference (B) - (A)	2,195	1,513	1,017
Percentage change	3.1%	17.6%	33.9%
(Reference) Fiscal year 2003	77,432	8,952	3,098

(Non-consolidated) (Millions of yen)

	Total income	Ordinary profit	Net income
Previous forecast (A)	64,100	7,000	2,500
Revised forecast (B)	66,116	8,118	3,310
Difference (B) - (A)	2,016	1,118	810
Percentage change	3.1%	16.0%	32.4%
(Reference) Fiscal year 2003	71,521	7,643	2,184

2. Reason for the revision

The revision of earnings forecast is mainly due to the increase in fees and commissions thanks to steady growth of customers' assets under management, and the increase in investment gains on securities, compared with the previous forecast.

File No. 82-4395
Exhibit A2(e)

平成１７年４月２７日

株式会社エヌ・ティ・ティ・ドコモ
（コード番号　9437）
株式会社三井住友ﾌｨﾅﾝｼｬﾙｸﾞﾙｰﾌﾟ
（コード番号　8316）
三井住友カード株式会社
株式会社三井住友銀行

おサイフケータイによる新クレジット決済サービス事業の共同推進

～ＮＴＴドコモと三井住友フィナンシャルグループの
クレジットカード分野における戦略的業務・資本提携について～

株式会社エヌ・ティ・ティ・ドコモ（社長：中村維夫、以下「ＮＴＴドコモ」という）、株式会社三井住友フィナンシャルグループ（社長：西川善文、以下「ＳＭＦＧ」という）、三井住友カード株式会社（社長：栗山道義、以下「三井住友カード」という）、株式会社三井住友銀行（頭取：西川善文、以下「三井住友銀行」という）は、携帯電話を活用したクレジットカード業務である、おサイフケータイによる新クレジット決済サービス事業の共同推進を中心とした業務・資本提携について、本日、合意いたしましたので、 以下の通りお知らせいたします。

１．提携の趣旨

ＮＴＴドコモとＳＭＦＧは、相互に協力して、携帯電話を活用したおサイフケータイによる新クレジット決済サービスを確立し、様々なお客さまのニーズにお応えしてまいります。

２．業務提携による提供サービス

(1)新たなクレジットブランド・決済プラットフォームの構築

ＮＴＴドコモは、新たなクレジットブランドを立ち上げ、三井住友カードと共同で、おサイフケータイによる新クレジット決済サービスが利用できるプラットフォームを構築いたします。

特に、三井住友カードは、総合カード会社としてのノウハウを最大限活用し、この新ブランドによるクレジット決済サービスが利用可能な加盟店端末を全国規模で早期に設置し、小額から高額までの決済インフラを構築いたします。

(2)新たなクレジット決済サービスの提供

ＮＴＴドコモは、次のステップとして、三井住友カードと協力し、新ブランドを活用して、ＮＴＴドコモ自らがおサイフケータイによるクレジット決済サービスを開始するとともに、あわせて新たなクレジットカード（プラスチックカード、国際ブランド付）の発行を行い、相互のサービス等を融合した新しいタイプのサービスを提供いたします。

三井住友カードも、他社に先行して既存のクレジットカードにおサイフケータイを連携させてまいります。また、相互の各種サービスを融合することにより一層の利用促進を図ります。

三井住友銀行は、おサイフケータイによる新クレジット決済サービスに対応する機能を搭載したＡＴＭを開発し、ＡＴＭネットワークを通じて、お客さまの利便性向上に努めてまいります。

３．資本提携

ＮＴＴドコモは、三井住友カードとの戦略的な業務提携を通じ、おサイフケータイによるクレジット決済サービスの早期実現、マーケットへの早期浸透を図るために、三井住友カードの発行済株式総数の３４％に相当する普通株式を増資引受等により約９８０億円で取得する予定です。

以　上

※おサイフケータイは株式会社ＮＴＴドコモの登録商標です。

＜照会先＞

ＮＴＴドコモ	広報部	佐藤・角・秋山	ＴＥＬ：03-5156-1366
ＳＭＦＧ	広報部	古舘	ＴＥＬ：03-5512-2678
三井住友カード	企画部広報室	湯屋・小林	ＴＥＬ：03-5470-7240
三井住友銀行	広報部	古舘	ＴＥＬ：03-5512-2678

○ＮＴＴドコモの概要

商号	株式会社エヌ・ティ・ティ・ドコモ
主な事業内容	携帯電話事業、ＰＨＳ事業、「ｸｲｯｸｷｬｽﾄ」事業、その他事業
設立年月日	平成3年8月14日
本店所在地	東京都千代田区永田町2丁目11番1号
代表者	代表取締役社長　中村　維夫
資本の額	9,496億円（平成16年9月末現在）
従業員数	5,935名（平成16年9月末現在）

○三井住友フィナンシャルグループの概要

商号	株式会社三井住友フィナンシャルグループ
主な事業内容	傘下子会社の経営管理およびそれに附帯する業務
設立年月日	平成14年12月2日
本店所在地	東京都千代田区有楽町1丁目1番2号
代表者	取締役社長　西川　善文
資本の額	12,477億円（平成16年9月末現在）
従業員数	99名（平成16年9月末現在）

○三井住友カードの概要

商号	三井住友カード株式会社
主な事業内容	クレジットカードに関する業務
設立年月日	昭和42年12月26日
本店所在地	大阪府大阪市中央区今橋4丁目5番15号
代表者	取締役社長　栗山　道義
資本の額	100億円（平成16年9月末現在）
従業員数	1,701名（平成16年9月末現在）

○三井住友銀行の概要

商号	株式会社三井住友銀行
主な事業内容	銀行業務
設立年月日	平成8年6月6日
本店所在地	東京都千代田区有楽町1丁目1番2号
代表者	頭取　西川　善文
資本の額	5,600億円（平成16年9月末現在）
従業員数	17,658名（平成16年9月末現在）

<参考>ドコモが提供する新クレジット決済サービス事業の全体像



決済手段
利用シーン
決済端末
今後の展開の方向性
カード発行事業
・ドコモ
・三井住友カード
・他クレジットカード
既存クレジットカード（国際ブランド）
ショッピング利用等
（国内・海外）
【磁気・接触IC※】
加盟店事業
クレジット機能
サービス/与信の連動・融合
一体型端末の開発・設置
他の決済サービスとの連携強化
電子マネー
交通系
新クレジットブランド
クレジット用アプリ
おサイフケータイ
ショッピング利用等
【FeliCa】
FeliCa対応機能
ブランド事業
※接触IC＝EMV仕様（金融業務向けICカードの国際標準仕様）

※FeliCaはソニー株式会社が開発した非接触ICカード技術です。

※FeliCaはソニー株式会社の登録商標です。

※はフェリカネットワークス株式会社の商標です。

NTT DoCoMo, Inc.
Sumitomo Mitsui Financial Group, Inc.
Sumitomo Mitsui Card Co., Ltd.
Sumitomo Mitsui Banking Corporation

For Immediate Release

Joint Promotion of New Credit-Payment Service using Mobile-Wallet Handsets
— NTT DoCoMo and Sumitomo Mitsui Financial Group to Form Strategic Business and Capital Alliance —

TOKYO, JAPAN, April 27, 2005 --- NTT DoCoMo, Inc., Sumitomo Mitsui Financial Group, Inc. (SMFG), Sumitomo Mitsui Card Co., Ltd. and Sumitomo Mitsui Banking Corporation (SMBC) today jointly announced that they agreed to form a strategic, business and capital alliance for the launch of a credit-payment service using DoCoMo "Mobile Wallet" phones equipped with smart-card functions for cashless payments.

DoCoMo will introduce a new brand for the service, whose platform will be jointly developed by DoCoMo and Sumitomo Mitsui Card. At the time of the service launch, DoCoMo will issue a new credit card (conventional plastic card with an international credit card company's brand) that can be used in conjunction with the Sumitomo Mitsui Card.

Sumitomo Mitsui Card will leverage its expertise as a general credit card company to establish infrastructure for mobile credit-card payments ranging from small to large amounts, including the installation of terminals at member retail shops nationwide to enable customers to make payments with mobile-wallet handsets. The company will promote mobile-wallet services by merging them with existing services.

SMBC, meanwhile, will develop ATMs compatible with mobile-wallet handsets to offer customers enhanced convenience through its ATM networks.

As part of the tie-up, DoCoMo plans to acquire 34% of Sumitomo Mitsui Card's common shares for approximately 98 billion yen, including new shares to be issued by Sumitomo Mitsui Card.

For inquiries, please contact:
Masanori Goto
International PR
Public Relations Department
NTT DoCoMo, Inc.
Tel: +81-3-5156-1366
Fax: +81-3-5501-3408
Website: www.nttdocomo.com
Inquiries may also be made through the following URL:
www.nttdocomo.com/presscenter/contact/form.html

Takashi Morita
Public Relations Department
Sumitomo Mitsui Financial Group, Inc. (SMFG)
Tel: +81-3-5512-2679
Website: www.smfg.co.jp

About NTT DoCoMo, Inc.

NTT DoCoMo is the world's leading mobile communications company, serving more than 50 million customers. The company offers a wide variety of leading-edge mobile multimedia services, including i-mode®, which provides e-mail and Internet access to over 44 million subscribers as the world's most popular mobile Internet service, and FOMA®, launched in 2001 as the world's first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific and Europe. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo's FOMA service is only available to subscribers in Japan.

About Sumitomo Mitsui Financial Group, Inc. (SMFG)

SMFG was established through a share transfer from Sumitomo Mitsui Banking Corporation (SMBC) on December 2, 2002. Sumitomo Mitsui Card Company, Limited, SMBC Leasing Company, Limited, and The Japan Research Institute, Limited became 100%-held subsidiaries of the holding company in February 2003.

As a holding company, SMFG has functions such as strategic planning, management, resource allocation, strategic planning of information systems, financial management, investor relations, risk management, human resource management for group executives, and business auditing of the group as a whole.

About Sumitomo Mitsui Card Co., Ltd.

As the pioneer in the issuance of the Visa Card in Japan and a leader in the domestic credit card industry, Sumitomo Mitsui Card Company, Limited enjoys the strong support of its many customers. It also plays a major role as one of the strategic businesses of SMFG. Leveraging its strong brand image and its excellent capabilities across a wide range of card-related services, the company meets customers' credit needs through the provision of settlement and financing services. Sumitomo Mitsui Card's core priority is to provide customers with the most convenient and user-friendly card services, thereby becoming the card provider of choice.

About Sumitomo Mitsui Banking Corporation (SMBC)

Sumitomo Mitsui Banking Corporation (SMBC) was established in April 2001 through the merger of The Sakura Bank, Limited and The Sumitomo Bank, Limited. In December 2002, Sumitomo Mitsui Financial Group, Inc. was established through a stock transfer as a bank holding company, under which SMBC became a wholly-owned subsidiary. In March 2003, SMBC merged with THE WAKASHIO BANK, LTD.

SMBC boasts a number of competitive advantages, including a strong customer base, the quick implementation of strategies, and an extensive lineup of financial products that leverage the expertise of strategic Group companies in specialized areas. As a pivotal member of SMFG, SMBC works closely with other Group companies to offer customers highly sophisticated, comprehensive financial services.

DoCoMo's New Credit-Payment Service



Payment Methods
Usage
Payment Terminal
Future
Card Business
Shopping, etc. in Japan/Abroad
Magnetic Stripe/ Contact IC*
Member Retail Shops
Credit card capability
Existing credit cards (incl. international brands)
· DoCoMo
· Sumitomo Mitsui Card
· Others
Linked/converged services and credit
Develop and install unified terminal
Enhance combination with other payment services
e-money
Transportation
Mobile-wallet payment service
Shopping, etc.
【FeliCa】
FeliCa capability
mobile wallet
Brand Business
*Contact IC = EMV compliant (international IC standard used in financial sector)

FeliCa is a contactless IC chip technology developed by Sony Corporation.
FeliCa is a registered trademark of Sony Corporation.
[FeliCa logo] is a trademark of FeliCa Networks, Inc.

平成17年4月28日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号８３１６）

子会社の解散について

当社の連結子会社であるＳＭＢＣ抵当証券株式会社を解散することといたしましたので、下記のとおりお知らせいたします。

記

1．子会社の名称等

商　号 （英文名）	ＳＭＢＣ抵当証券株式会社 SMBC Mortgage Co., Limited
所在地	東京都新宿区新宿１丁目８番５号
代表者	代表取締役　　鱒見　満裕

2．解散の理由
経営環境の変化に伴う業務見直し

3．子会社の概要

事業内容	融資業務			
設立年月	昭和58年10月			
資本金	18,182百万円			
株主資本(平成16年3月末)	13,965百万円			
総 資 産(平成16年3月末)	295,618百万円			
決算期	毎年3月末			
従 業 員(平成16年3月末)	56名			
株主構成	三井住友銀行　47.0%、同連結子会社合計　6.6%			
最近の業績 (単位:百万円)		平成13年度	平成14年度	平成15年度
	総資産	411,435	323,597	295,618
	純資産	8,624	9,323	13,965
	経常利益	22,671	5,128	5,123

4．解散予定日
平成17年6月

5．業績の見通し
本件に伴う平成17年3月期業績予想の変更はありません。

以　上

【本件に関するお問い合わせ先】
広報部　古舘　　TEL：03-5512-2678

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Financial Group Announces Dissolution of SMBC Mortgage Co., Limited

TOKYO, April 28, 2005 – Sumitomo Mitsui Financial Group, Inc. (SMFG) hereby announces the dissolution of its consolidated subsidiary, SMBC Mortgage Co., Limited.

1. Outline of the Subsidiary

Corporate Name	SMBC Mortgage Co., Limited
Location	Shinjuku 1-8-5 Shinjuku-ku, Tokyo, JAPAN
Representative	Masumi Mitsuhiro, Representative Director

2. Reason for Dissolution
Restructuring of business operations due to change of the business environment

3. Profile of the Subsidiary

Business	Loans			
Establishment	October, 1990			
Capital Stock	18,182 million yen			
Shareholders' Equity (as of March 31, 2004)	13,965 million yen			
Total Assets (as of March 31, 2004)	295,618 million yen			
Fiscal Year End	March 31			
Number of Employees (as of March 31, 2004)	56			
Major Shareholders	47.0% owned by Sumitomo Mitsui Banking Corporation (SMBC) 6.6% owned by consolidated subsidiaries of SMBC			
Recent Performance (Unit: Millions of Yen)		Mar. 2002	Mar. 2003	Mar. 2004
	Total assets	411,435	323,597	295,618
	Net assets	8,624	9,323	13,965
	Ordinary profit	22,671	5,128	5,123

4. Scheduled Date of Dissolution
June, 2006

5. SMFG's Earnings Forecasts
There is no amendment on SMFG's earnings forecasts for the year ended March 31, 2005 according to this dissolution.

平成17年5月24日

各　位

株式会社 三井住友フィナンシャルグループ
（コード番号8316）

自己株式の取得枠設定に関するお知らせ
（商法第210条に基づく自己株式の取得枠設定）

株式会社三井住友フィナンシャルグループ（社長　西川善文）は、本日開催の取締役会において、商法第210条の規定に基づく自己株式の取得枠設定について、平成17年6月29日に開催を予定しております第3期定時株主総会に提案することを決議いたしましたので、お知らせいたします。なお、上記提案につきましては、商法第222条第11項及び第346条の規定に基づき各種類株主の承認を得る予定です。

記

1. 自己株式の取得枠設定を行う理由

経営環境に応じた公的資金の機動的な返済等を可能とするため、商法第210条の規定に基づき自己株式の取得枠を設定するものであります。なお、実際の自己株式の取得につきましては、早期健全化法等の趣旨に照らし適切に実施していくこととし、当社グループの財務状況等を踏まえ検討していく所存です。

2. 取得枠の内容

以下の種類及び数の株式を、取得価額の総額3,000億円を上限に、自己株式として取得するための枠を設定するものです。このうち、第一種優先株式、第二種優先株式及び第三種優先株式につきましては、株主「株式会社整理回収機構」から取得するものであります。

（取得する株式の種類）	（取得する株式の総数）		（取得価額の総額）	
普通株式	上限	500,000株	上限	3,000億円
第一種優先株式	上限	35,000株	上限	3,000億円
第二種優先株式	上限	100,000株	上限	3,000億円
第三種優先株式	上限	695,000株	上限	3,000億円
合　計	合算上限	1,330,000株	合算上限	3,000億円

なお、本件取得枠の設定につきましては、平成17年6月29日開催予定の当社第3期定時株主総会及び各種類株主に対し必要とされる手続において、本議案が承認されることを条件とします。また、自己株式の取得期間の始期につきましては、平成17年8月1日といたします。

この「自己株式の取得枠設定に関するお知らせ（商法第210条の規定に基づく自己株式の取得枠設定）」は、一般に公表するために作成されたものであり、日本国内外を問わず一切の投資勧誘もしくはそれに類する行為のために作成されたものではございません。

3. 平成17年3月31日時点の自己株式の保有状況

発行済普通株式総数（自己株式を除く）	5,869,288.52株
自己株式数	404,503.97株

（ご参考）

当社の前記自己株式の取得枠設定に関連し、当社の連結子会社である株式会社三井住友銀行において、以下を実施する予定です。なお、(1)は(2)の効力が生じることを条件とします。

(1)自己株式の取得枠設定

当社から自己株式（優先株式）を取得するための枠（取得価額の総額3,000億円）を設定いたします。

(2)資本準備金の減少（その他資本剰余金への振替）

(1)に伴い、財務戦略上の柔軟性及び機動性を確保するために、資本金を超過する資本準備金のうち3,449億円を減少させ、その他資本剰余金に振替えることといたします（効力発生日は、債権者保護手続完了後の平成17年8月上旬の予定）。

以　上

<本件に関するお問い合わせ先>
広報部　古舘　　TEL 03-5512-2678

この「自己株式の取得枠設定に関するお知らせ（商法第210条の規定に基づく自己株式の取得枠設定）」は、一般に公表するために作成されたものであり、日本国内外を問わず一切の投資勧誘もしくはそれに類する行為のために作成されたものではございません。

(English Translation)

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Establishment of Limit for Repurchasing Capital Stock

(Establishment of Limit for Repurchasing Capital Stock pursuant to the Provisions of Article 210 of the Commercial Code of Japan)

TOKYO, May 24, 2005 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG", President and CEO: Yoshifumi Nishikawa) hereby announces that, SMFG's Board of Directors resolved at a meeting today to propose the establishment of a limit for repurchasing SMFG's capital stock, pursuant to the provisions of Article 210 of the Commercial Code of Japan, at SMFG's annual general shareholders' meeting to be held June 29, 2005. This proposal is subject to the approval of each class of stockholders of SMFG, pursuant to the provisions of Article 222, paragraph 11 and Article 346 of the Commercial Code of Japan.

1. Purpose of establishment of limit for repurchasing capital stock

   In order to have the flexibility to repay public funds in a manner suited to its business environment, SMFG will establish a limit for repurchasing its capital stock pursuant to the provisions of Article 210 of the Commercial Code of Japan. Actual repurchases will be subject to SMFG's consideration of its financial situation and other factors, consistent with the intent of the Law Concerning Emergency Measures for Early Strengthening of the Functions of the Financial System (Early Strengthening Law).

2. Details of proposed limit

   The following table shows the details of the proposed limit for repurchasing capital stock, including the type of stock and the maximum number of shares that may be repurchased per type, with an aggregate repurchase limit of JPY 300 billion. Of the following stock, Type 1, Type 2, and Type 3 Preferred Stock would be repurchased from the "Resolution and Collection Corporation."

(Type of stock that may be repurchased)	(Number of shares that may be repurchased)		(Amount of repurchase)	
Common Stock	Upper limit	500,000 shares	Upper limit	JPY 300 billion
Type 1 Preferred Stock	Upper limit	35,000 shares	Upper limit	JPY 300 billion
Type 2 Preferred Stock	Upper limit	100,000 shares	Upper limit	JPY 300 billion
Type 3 Preferred Stock	Upper limit	695,000 shares	Upper limit	JPY 300 billion
Total	Aggregate upper limit	1,330,000 shares	Aggregate upper limit	JPY 300 billion

This "Notice regarding Establishment of Limit for Repurchasing Capital Stock (Establishment of Limit for Repurchasing Capital Stock pursuant to the Provisions of Article 210 of the Commercial Code of Japan)" is published in order to publicly announce the facts herein described, not to solicit anyone into making any investment in or outside of Japan, nor for any other similar purposes.

The establishment of the repurchase limit is subject to a resolution of shareholders at SMFG's annual general shareholders' meeting scheduled on June 29, 2005 and approval required to be obtained from each class of stockholders. The Board resolved not to repurchase capital stock pursuant to the repurchase limit until August 1, 2005.

3. Number of shares held as treasury stock as of March 31, 2005

Number of outstanding common shares (excluding treasury stock)	: 5,869,288.52 shares
Number of common shares held as treasury stock	: 404,503.97 shares

(Reference)

In connection with SMFG's establishment of a limit for repurchasing its capital stock as discussed above, Sumitomo Mitsui Banking Corporation ("SMBC"), a consolidated subsidiary of SMFG, is expected to implement the following measures. The implementation of measure (1) will be conditional upon the effectiveness of measure (2).

(1) Establishment of a limit for repurchasing capital stock

SMBC will establish a limit (total amount of repurchase: JPY 300 billion) for repurchasing its capital stock (preferred stock) from SMFG.

(2) Reduction in "Capital reserve" (Transfer to "Other capital surplus")

In connection with measure (1), SMBC will reduce its "Capital reserve", a component of "Capital surplus", by JPY 344.9 billion, the amount in excess of "Capital reserve" over "Capital stock," and transfer such amount to "Other capital surplus", another component of "Capital surplus", in order to ensure greater flexibility and feasibility in undertaking its financial strategy. (The effective date of the reduction in capital reserve is expected to be in early August following the expiration of the creditor demurral period.)

This "Notice regarding Establishment of Limit for Repurchasing Capital Stock (Establishment of Limit for Repurchasing Capital Stock pursuant to the Provisions of Article 210 of the Commercial Code of Japan)" is published in order to publicly announce the facts herein described, not to solicit anyone into making any investment in or outside of Japan, nor for any other similar purposes.

File No. 82-4395
Exhibit A2(h)

平成 17 年 5 月 24 日

各　　位

株式会社 三井住友フィナンシャルグループ
（コード番号　８３１６）

代表取締役異動のお知らせ

本日の取締役会において、6 月 29 日付で下記の役員人事を内定しましたので、お知らせいたします。

記

（新）	（現）	
常任監査役	専務取締役（代表取締役）	石田　　浩二
取締役副社長（代表取締役）	(株)三井住友銀行 専務取締役（代表取締役）	楠　　　守雄

以　　上

File No. 82-4395
Exhibit A2(h)
(English Translation)

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Change of Representative Directors

TOKYO, May 24, 2005 --- Sumitomo Mitsui Financial Group, Inc. (SMFG) hereby announces that the following changes of directors were resolved at today's meeting of Board of Directors. Appointments are scheduled to be effective on June 29, 2005.

Post to be appointed	Current post	Name
Sumitomo Mitsui Financial Group, Inc. Corporate Auditor	Sumitomo Mitsui Financial Group, Inc. Senior Managing Director (Representative Director)	Koji Ishida
Sumitomo Mitsui Financial Group, Inc. Deputy President (Representative Director)	Sumitomo Mitsui Banking Corporation Senior Managing Director (Representative Director)	Morio Kusunoki